1.8

06015866

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mercantil Servicios Financieros

*CURRENT ADDRESS

PROCESSED

AUG 0 8 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04648 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/8/06

MERCANTIL
SERVICIOS FINANCIEROS

2005 Annual Report

082-04648
12-31-05



Mercantil Servicios Financieros

50 years of service

Jesús Rafael Soto



is perhaps one of the most important Venezuelan artists of our time. He was born in Ciudad Bolívar in 1923 and after dedicating his earlier youth to working and investigating the avant-garde movements of the time, he managed to get a scholarship in 1942 and move to Caracas to study at the School of Plastic Arts (Escuela de Artes Plásticas), taking up an interest from the very beginning in the universal constructivist tendencies then in vogue. He went on to graduate with a Masters in Pure Arts and Teacher Training (Arte Puro y Formación Docente), and moved again, this time from Caracas to Maracaibo, Zulia State to take up the position of Director of the Maracaibo School of Fine Arts for a space of three years.

Nevertheless, it would not be until his arrival in Paris in October, 1950, that he would start work on an important assemblage of artistic investigations that would lead him to achieve movement in his work through the changing position of the spectator. In fact it was precisely with his creation of The box (La caja), or as it is also known Two squares in a spiral (Dos cuadrados en espiral), that Jesús Soto, together with the artists Agam and Tinguely, established a new set of plastic principles which eventually became an original language now known as Kineticism, an art form that achieves visual - kinetic - movement of a work of art or the virtual movement of the lines and volumes. Thus it was that the Venezuelan Soto gave birth to a new plastic principle which, from its beginnings, opened up a different pictorial horizon, a different language, another vocabulary. Through Soto's work, man crossed over a threshhold and discovered a brand new artistic dimension and himself became an actor, an integral part of the expression. The structure of the work had suddenly become richer, it had taken on another life.

From that moment on and during the whole of the subsequent development of his prolific artistic activity, Soto would be an internationally recognized artist, holding numerous exhibitions in Caracas, Paris, Hannover, New York, Milan, Geneva and Madrid, and many other cities. Among the many awards obtained by this Venezuelan, the National Prize for Painting, Caracas 1960, the Wolf Prize at the 1963 Sao Paolo Biennial and the UNESCO Picasso Medal in 1981 should be highlighted. His work is exhibited in many famous museums, such as the New York Museum of Modern Art, the National Museum of Modern Art in Paris, and, of course, the Jesús Soto Museum in Bolívar State, Venezuela, apart from important private and national collections.

On celebrating its 80th anniversary, the Mercantil wants to offer a well-deserved tribute to an artist who left us in 2005, but whose work will be with us forever. With his stunning artistic structures, Soto was able to make man a part of plastic creation itself, physically and absolutely. Thanks to Soto, man becomes a player, an actor. He has lent the visual a very different and utterly unexpected human feeling, managing to combine man and matter, and fuse man-as-spectator and man-as-an-actor within the plastic experience, opening up a true consciousness of his intimate relationship with the work of art. Being a true human being, definitely not a machine, Soto made the predictions of Duchamp, Calder and Gabo come true: the spectator's view had to be in constant movement. Soto's work plays with space as if it is an artistic ingredient, a sensitive element where man forms part of such space by living within it.

It is precisely this integration of humanity and space, this achievement of a full life dedicated to work and investigation, this whole series of reasons, which makes us so proud to present here the works of art by the artist Jesús Soto that form part of our collection, and somehow illuminate the memory of an essential name in Venezuelan art.

JESÚS SOTO IN THE COLLECTIÓN MERCANTIL

PAINTINGS

Cámara fotográfica (naturaleza muerta), 1947.
Oil on canvas.
52 x 57 cm.

Cámara fotográfica (naturaleza muerta), 1949.
Oil on canvas.
52 x 57 cm.

THREE-DIMENSIONAL WORK

Vibración quebrada N° 5, 1964.
Acrylic, iron and nylon on wood
108 x 175 x 15 cm.

Estructura cinética de elementos geométricos, 1955.
Acrylic, plexiglass and wood.
50.2 x 50 x 26.2 cm.

Structure cinétique à éléments géométriques, 1955.
Acrylic, plexiglass and wood.
60.3 x 60 x 25 cm.

Estructura cinética, 1956.
Acrylic, plexiglass and wood.
80 x 40.2 x 31.8 cm.

Virtuales plata y negro, 1970.
Acrylic, iron and nylon on wood
102.3 x 170.5 x 15 cm.

Relieve blanco y rojo, 1961.
Acrylic, ink and wire on wood.
25 x 24.3 x 5 cm.

Trapecio, 1976.
Acrylic and metal on stainless steel.
35.7 x 41 x 29 cm.

Sin título, 1967.
Acrylic and silkscreen on plexiglass.
29.1 x 42.8 x 8 cm.

Vibración metálica, 1969.
Wood, nylon and aluminum.
158 x 153 x 72 cm.

Relieve negro y rojo, 1959.
Acrylic, ink and wire on wood.
52.5 x 29.2 x 19.7 cm.

Sin título (De la serie Leños), 1962.
Acrylic, ink, hinge and wire on wood.
27.5 x 12 x 13 cm.

Vibración, 1961.
Acrylic, ink, jute and wire on wood.
99.5 x 100 x 16.5 cm.

JAI-ALAI SERIES

De la serie Jai-Alai, 1969.
Silkscreen on plexiglass.
61.8 x 49.8 cm.

De la serie Jai-Alai, 1969.
Silkscreen on plexiglass.
49.7 x 62 cm.

De la serie Jai-Alai, 1969.
Silkscreen on plexiglass.
61.7 x 49.7 cm.

De la serie Jai-Alai, 1969.
Silkscreen on plexiglass.
61.8 x 50 cm.

Múltiple Jai – Alai, 1969.
Acrylic, plexiglass, nylon and aluminum
50.7 x 32.3 x 15.4 cm.

De la serie Jai-Alai, 1969.
Acrylic, ink, metal and wood
49.9 x 15 x 15 cm.

De la serie Jai-Alai, 1969.
Acrylic, ink, nylon, metal and wood
50.5 x 15 x 15 cm.

De la serie Jai-Alai, 1969.
Acrylic, plexiglass, nylon and aluminum
50.5 x 31 x 15.2 cm.

De la serie Jai-Alai, 1969.
Acrylic, plexiglass, nylon and aluminum
54.4 x 80 x 40.4 cm.

De la serie Jai-Alai, 1969.
Acrylic, plexiglass, nylon and aluminum
50.5 x 31 x 15 cm.

GRAPHIC WORKS

Sin título (21/10), s/f.
silkscreen on paper.
89.5 X 78.6 cm.

Sin título (84/100), s/f.
silkscreen on paper.
58 X 45 cm.

Sin título (De la serie Nueva York), 1987.
silkscreen on paper.
48.6 X 64 cm.

Sin título, s/f.
silkscreen on paper.
93.5 x 93.5 cm.

Sin título (82/100), s/f.
silkscreen on paper.
57.5 x 45 cm.

Roja N° 4, 1990.
silkscreen on paper.
92.2 x 92.5 cm.

MERCANTIL
SERVICIOS FINANCIEROS

Annual Report 2005

Contents

4 MERCANTIL's Stock Performance
5 Financial Highlights
6 Board of Directors and Management
7 Notice of Ordinary General Shareholders' Meeting
9 Board of Directors' Report
17 Statutory Auditors' Report
18 Financial Statements
22 Economic Climate
24 Strategic Positioning
27 Management Discussion and Analysis
35 Business Management Report
47 Quality of Service and Operating Efficiency
50 Human Resources
53 Risk Management
57 Credit Ratings
59 Prevention and Control of Money Laundering
60 Internal Audit
62 Corporate Governance
67 Report of the Board of Directors on Compliance with Corporate Governance Principles
69 Performance of Subsidiaries
77 Social Commitment
79 Awards and Acknowledgments
82 80 years of service
84 Management
88 Subsidiaries Corporate Contacts



Jesús Soto
Estructura cinética de elementos geométricos, 1955.
Acrylic, plexiglass and wood.
50.2 x 50 x 26.2 cm.
Mercantil Collection

Mercantil Servicios Financieros (MERCANTIL)

MERCANTIL is Venezuela's leading financial services provider with an Equity of Bs. 2,158 billion (US$ 1,006 million), operating in 10 countries in the Americas and Europe. Its shares are listed on the Caracas Stock Exchange (MVZ.A and MVZ.B) and in the over-the-counter market (OTC) in the United States through a level 1 ADR program (MSVFY).

The mission of Mercantil Servicios Financieros is to *"fulfill the expectations of individuals and the community in which it operates, by providing excellent financial products and services in different market segments, adding value for its shareholders through the efficient use of available resources."*

Mercantil Servicios Financieros focuses on developing its key financial business (banking, insurance and asset management) in Venezuela and the United States (excluding insurance), mainly in Florida

Banco Mercantil (Banco Universal) is MERCANTL's main subsidiary in Venezuela and has a national network of 300 branches; an agency in Miami and New York, a branch in Curaçao and 5 representative offices in Bogota, Lima, Mexico, Sao Paulo and London; Commercebank, N.A., a commercial bank in the United States with 10 offices in South Florida, a branch in New York, one in Houston and one loan production office in Tampa; Banco Mercantil (Schweiz) AG in Zurich, Switzerland; Banco Mercantil Venezolano N.V. in Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands; Merinvest, C.A., which has a securities brokerage company and an investment banking and mutual fund management company; Seguros Mercantil which provides equity life insurance and health insurance services, and Mercantil Inversiones y Valores, holding for other minority investments.

Since its foundation, MERCANTIL has actively participated in the development of the different markets in which it operates by financing trade, agriculture and industry in Venezuela. It also demonstrates its social commitment by helping different sectors of the community in Venezuela through Fundación Mercantil, and in South Florida in the United States, through its subsidiary Commercebank, N.A.

In March 2005, MERCANTIL through its Banco Mercantil subsidiary in Venezuela, celebrated its eightieth anniversary: 1925/2005. For eighty years the bank has served its clientele with the excellence, commitment and quality that has long characterized its activity at home and abroad.

MERCANTIL's Stock Performance

Caracas Stock Exchange: MVZ NYSE Level 1 ADR: MSVFY	Year 2005 US$	2005	2004	2003	2002	2001
Earnings per share(1)	0.5	1,012	493	341	240	92
Closing prices(2)						
Class A share	1.2	2,500	2,500	1,821	753	453
Class B share	1.2	2,550	2,500	1,714	706	368
Price/Earnings per share(1)						
Class A share		2.5	5.1	5.3	3.1	4.9
Class B share		2.5	5.1	5.0	2.9	4.0
Book value (2)(3)	1.4	3,006	2,346	1,606	1,183	770
Price/Book Value(3)						
Class A share		0.8	1.1	1.1	0.6	0.6
Class B share		0.8	1.1	1.1	0.6	0.5
Number of outstanding shares						
Class A share		416,798,878	298,827,135	299,958,849	215,131,212	206,727,524
Class B share		301,083,752	216,127,508	250,040,470	179,092,666	172,834,849
Daily Average Traded Volume (Shares)						
Class A share		346,832	104,187	63,986	43,287	82,262
Class B share		213,431	235,748	59,699	55,287	198,162
Paid Dividends						
In stock *(new shares for each share held)*		2 for every 5	-	2 for every 5	1 for every 15	1 for every 15
In cash *(Bs. per share)(1)*	0.06	138	59	50	50	38
Cash dividends for the year /price (%)						
Class A share		5.5	2.4	2.7	6.6	8.4
Class B share		5.4	2.4	2.9	7.1	10.3

(1) Calculated on weighted average shares (shares issued minus shares repurchased) adjusted by stock dividends.
(2) Recalculated based on share dividends paid in April 2005 to facilitate price comparisons for the periods reported.
(3) Calculated on outstanding shares (shares issued minus shares repurchased) adjusted by stock dividends.

Market quote

for MERCANTIL Class A and B shares vs. Caracas Stock Exchange Index (IBVC)


Bs. 3,500
3,000
2,500
2,000
1,500
1,000
500
0
Jan 00
Dec 00
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
(1)
Price MVZ A
Price MVZ B
Adjusted IBVC

(1) During this period the stock exchange was closed

Financial Highlights

Earnings *(In millions, except for percentages and Other Indicators)* Year	2005 US$	2005 Bolivars	2004 Bolivars	2003 Bolivars	2002 Bolivars	2001 Bolivars
Balance Sheet[1]						
Total Assets	11,315	24,265,712	17,106,006	11,966,141	9,291,718	5,625,606
Loan Portfolio, Net	5,267	11,294,697	7,312,323	4,572,842	3,916,016	2,480,701
Deposits	9,084	19,482,286	13,816,310	9,601,033	7,360,066	4,403,965
Shareholders' Equity	1,006	2,158,049	1,691,379	1,236,294	914,277	611,392
Income Statements[2]						
Financial Margin, Net	460	968,611	792,752	601,888	473,280	377,959
Commissions and Other Income	445	938,117	501,096	371,133	324,450	148,724
Operating Expenses	574	1,209,567	941,159	720,487	591,233	450,867
Net Income	339	714,949	366,207	254,720	180,199	70,702
Profitability Indicators (%)						
Gross Financial Margin /Average Financial Assets		5.8	6.7	8.2	9.5	10.5
Commissions and Other Income / Total Income		50.1	40.1	34.8	37.6	26.8
Net Earnings for the Year/Average Equity (ROE)		36.8	23.6	23.6	23.2	12.0
Net Earnings for the Year /Average Assets (ROA)		3.5	2.6	2.4	2.4	1.3
Capital Adequacy Indicators (%)						
Equity/Risk-Weighted Assets (regulatory minimum 8%)[3]		17.0	17.9	19.9	15.9	16.6
Equity/Risk-weighted Assets (BIS)[4]		17.1	18.9	20.9	14.9	16.6
Equity/Assets		8.9	9.9	10.3	9.8	10.9
Loan Portfolio Quality Indicators (%)						
Past-Due and Non-Performing Loans /Gross Loan Portfolio		0.3	0.8	1.9	2.6	3.0
Allowances for Loan Losses/Past-Due Loans + Non-Performing Loans		632.8	306.0	234.4	175.4	179.4
Allowances for Loan Losses/Gross Loan Portfolio		2.0	2.6	4.4	4.5	5.3
Efficiency Indicators (%)						
Operating Expenses / Average Total Assets		5.7	6.3	6.5	7.8	8.4
Operating Expenses/Gross Financial Margin		55.7	64.4	59.7	61.3	74.3
Liquidity Indicators (%)						
Cash and Due from Banks/Deposits		9.9	9.4	10.8	9.9	16.8
Cash and Due from Banks and Investment Portfolio/Deposits		61.2	65.6	69.8	63.5	56.7
Other Indicators (%)						
Total Loan Portfolio/Deposits		59.2	54.3	49.8	55.7	59.5
Financial Assets /Total Assets		88.5	88.9	86.6	87.1	79.1
Financial Assets/Deposits		110.3	110.1	107.9	109.9	101.0
Number of Employees						
Employees in Venezuela		7,841	7,181	6,899	7,772	7,669
Employees abroad		771	694	665	586	548
Banking Distribution Network						
Branches in Venezuela		332	332	329	320	342
Branches Abroad		21	18	22	21	16
Representative Offices		5	5	5	5	5
Automatic Teller Machines (ATM)		1,025	830	713	708	764
Point of Sale Terminals (POS)		19,022	11,323	9,184	9,638	10,559

(1) Information in US$ translated at the closing controlled exchange rate at December 31, 2005 of Bs. 2,144.6/US$1.
(2) Information in US$ translated at the average exchange rate for the year 2005 of Bs. 2,106.4/US$1.
(3) In accordance with the standards of the National Securities Commission (CNV) in Venezuela.
(4) Calculated using Consolidated Financial Statements adjusted for inflation to 1999, in accordance with International Accounting Standard N° 29 (IAS-29) and following the standards of the Basel Committee on Banking Supervision of the Bank for International Settlements.

Board of Directors

Principal Directors

Gustavo A. Marturet
President and Executive President

Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Gustavo J. Vollmer A.
Jonathan Coles
Víctor J. Sierra A.
Roberto Vainrub

Alternate Directors

Luis A. Sanabria U.
Oscar A. Machado K.
Eduardo Mier y Terán
Luis Esteban Palacios W.
Gustavo Galdo C.
Rafael T. Hernández
Miguel A. Capriles L.
Gonzalo Mendoza M.
Germán Sánchez Myles
Luis A. Marturet M.
Carlos Hellmund B.
Gustavo Machado C.
Francisco Monaldi M.
Federico Vollmer A.
Guillermo Sosa S.
Claudio Dolman

Secretary — Guillermo Ponce Trujillo

Alternate Secretary — Julio Peña Bacalao

Principal Statutory Auditors — Eduardo Elvira, Francisco Torres Pantin

Alternate Statutory Auditors — Leopoldo Machado Espinoza, Alexis R. Alfonzo Pino

Legal Representative — Luis Alberto Fernandes

Alternate Legal Representative — Pedro Reyes O.

Administration

Gustavo A. Marturet*
President and Executive President

Alejandro González Sosa*
Global Chief Financial Officer

Nerio Rosales Rengifo*
Global Business and Personal Banking Manager

Philip Henríquez S.*
Global Corporate and Investment Banking Manager

Rosa M. de Costantino(1)
Global Manager of Private Banking and Asset Management

Alberto Benshimol*
Insurance and New Businesses Manager

Armando Leirós R.*
Global Operations and Technology Manager

Guillermo Villar*
Global International Operations Manager

Millar Wilson*
Global Chief Risk Officer

Luis Calvo Blesa*
Manager of the President's Office

Luis Alberto Fernandes
Global General Counsel

Toribio Cabeza León
Global Internal Audit Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Julio Peña Bacalao
Alternate Secretary

Juan Livinalli
Compliance Officer

Salvador Chang
Global Strategic Planning Manager

* Member of the Executive Comité

(1) As of January 1, 2006. To the date of this appointment, the Private Banking Unit and the Asset Management Unit were headed by Nerio Rosales and Guillermo Villar, respectively.

Note: The Audit, Compensation and Risk Committees were created pursuant to the provisions of the By-laws and in accordance with a resolution by the Board of Directors. These committees are made up of Independent Directors, which are attended by the President (ex-officio). See Corporate Governance chapter.

Notice of Ordinary General Shareholders' Meeting

MERCANTIL SERVICIOS FINANCIEROS, C.A.
Authorized Capital Bs. 226,704,989,400.oo
Subscribed and Paid-In Capital Bs 107,716,825,350.oo
Caracas - Venezuela

The Board of Directors hereby convenes an Ordinary General Meeting of Shareholders to be held at the Company's head office, Avenida Andrés Bello N° 1, Edificio Mercantil, on March 27, 2006, at 4:00 p.m. in order to:

1. Consider the Report presented by the Board of Directors and the Company's Audited Financial Statements at December 31, 2005, in light of the Statutory Auditors' Report.
2. Consider the Report presented by the Board of Directors on the Degree of Compliance with the Principles of Corporate Governance contained in National Securities Commission (CNV) Resolution N° 19-1-2005 dated February 2, 2005.
3. Consider the "Proposal to partially amend the Bylaws of Mercantil Servicios Financieros, C.A., presented by the Board of Directors of Mercantil Servicios Financieros, C.A. for consideration by the Ordinary General Meeting of Shareholders on March 27, 2006."
4. Appoint Principal and Alternate Members to the Board of Directors in accordance with the Bylaws and set the remuneration of all the Board's Members.
5. Appoint the Statutory Auditors and their Alternates and set their remuneration.
6. Consider the "Proposal for the Thirteenth Phase of the Company's Stock Repurchase Program submitted by the Board of Directors of Mercantil Servicios Financieros, C.A., for consideration by the Ordinary General Meeting of Shareholders on March 27, 2006."
7. Consider the "Proposal to declare dividends for 2006 for consideration by the Ordinary General Meeting of Shareholders on March 27, 2006."

The shareholders are hereby informed that the Balance Sheet, Income Statement. Statement of Shareholders' Equity and Statement of Cash Flows for the period ended December 31, 2005, duly examined by External Auditors Espiñeira, Sheldon y Asociados; the Statutory Auditors' Report, the Board of Directors Report, the Board of Directors on the Degree of Compliance with the Principles of Corporate Governance , the "Proposal to partially amend the Bylaws of Mercantil Servicios Financieros, C.A., presented by the Board of Directors of Mercantil Servicios Financieros, C.A. for consideration by the Ordinary General Meeting of Shareholders on March 27, 2006", the "Proposal for the Tenth Phase of the Company's Stock Repurchase Program submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. , for consideration by the Ordinary General Meeting of Shareholders on March 27, 2006" and the lists of candidates for the election of each Statutory Auditor and corresponding Alternate will be available to them as of March 7, 2006, at the Secretariat of the Board of Directors of the Company, Avenida Andrés Bello N° 1, Edificio Mercantil, piso 35, Caracas. The "Proposal for the declaration of dividends for 2006 of Mercantil Servicios Financieros, C.A.," submitted by the Board of Directors for consideration by the Ordinary General Meeting of Shareholders on March 27, 2006," will be made available to them as of the date of publication of this Notice at the Secretariat of the Board of Directors. Pursuant to the provisions of the Company Bylaws, the Shareholders are hereby informed that each group of common Class A shares representing at least twenty per cent (20%) of the capital subscribed for those shares authorizes the holder to nominate and appoint the Director and the corresponding Alternates.

Caracas, February 23, 2006

p.p. Mercantil Servicios Financieros, C.A.

Guillermo Ponce Trujillo
Secretary of the Board of Directors



Jesús Soto
Structure cinétique à élements géométriques, 1955
Acrylic, plexiglass and wood
60.3 x 60 x 25 cm.
Mercantil Collection

Caracas, February 23rd, 2006
Dear Shareholders,

We are pleased to submit for your consideration the consolidated financial statements of Mercantil Servicios Financieros at the close of the second semester of 2005 and also for the twelve months ending December 31, 2005.

These statements consolidate the activities of its subsidiaries and were prepared in accordance with the standards of the National Securities Commission (CNV). They are also included as supplemental information in keeping with the accounting standards generally accepted in Venezuela and have been examined by the Company's external auditors Espiñeira, Sheldon y Asociados, whose separate report can be found in the inside back cover of this report.

Financial Results

In keeping with the accounting standards of the National Securities Commission (CNV) MERCANTIL posted Bs. 715 billion in profits (US$ 339 million, at the average official exchange rate of Bs. 2,106.37/US$1) during 2005, Bs. 234 billion of which correspond to the first semester and Bs. 481 billion to the second. This sum is 95.2% more than in 2004 when profits totaled Bs. 366 billion (US$194 million, at the average official exchange rate during 20045 of Bs. 1,888.60/US$1).

The main contributors to these profits were Banco Mercantil with Bs.465 billion, Commercebank Holding Corp. with Bs. 80 billion; Seguros Mercantil with Bs. 52 billion and Merinvest with Bs. 21 billion. It should be noted that a portion of these profits came from the sale of the Company's 4.4% shareholding in Colombian financial institution Bancolombia. This operation produced extraordinary earnings which are detailed in the notes to the financial statements and were largely reflected in the equity of MERCANTIL and its subsidiaries at August 31, 2005, as a result of the valuation of this type of investment being adjusted and recorded monthly at its market value, in accordance with the standards of the National Securities Commission (CNV) and the Superintendence of Banks of Venezuela.

Total assets were Bs. 24,266 billion (US$ 11,315 million, at the official exchange rate of Bs. 2,144.6/US$1 at December 31, 2005), 41.9% higher than in December 2004. Equity was Bs. 2,158 billion (US$ 1,006 million at the official exchange rate of Bs. 2,144.6/US$ at December 31, 2005), 27.6% higher than the December 2004 figure of Bs. 1,691 billion.

At MERCANTIL, the main indicators continue to improve, as can be seen from the quality of the loan portfolio, which is measured by the ratio of past-due loans over the gross loan portfolio, 0.3% compared with 0.8% at the end of 2004. The coverage rate was 632.8%, versus 306% at the close of 2004.

The efficiency ratio, measured by calculating Operating Expenses as a Percentage of Average Assets, was 5.8% compared to 6.3% in 2004. Meanwhile the efficiency ratio measured by operating expenses as a percentage of total revenues was 56.0%, versus 64.4% in 2004.

The Equity/Risk-Weighted Assets ratio was 17.01%, having reached 17.9% in 2004. The regulatory minimum is 8%. This ratio is determined based on the guidelines of the National Securities Commission, which are similar to those established by the Basel Committee on Banking Supervision of the Bank for International Settlements.

During the second semester, the third and fourth portions of the ordinary cash dividend were paid out, totaling Bs. 14,365 million (Bs. 10 per share, in each portion). This, together with the sums paid out in the first semester, corresponding to the first and second portions of the ordinary cash dividend of Bs. 4,122 million for the first portion (Bs. 8 per share) and Bs. 7,201 million for the second portion (Bs. 10 per share) and the extraordinary cash dividend of Bs. 51,449 million (Bs. 100 per share), amounted to Bs. 77,137 million,. This more than satisfied the statutory requirements of the capitals market on this matter. In fact, payment of the first portion of the ordinary cash dividend alone met the provisions of the Capital Market's Law on dividend payment in cash and with the second portion of the ordinary cash dividend total law requirements were met. An additional share dividend of 2 shares for every 5 held was paid out in the amount of Bs. 30,862 million. Net earnings per share were Bs. 1,012 (US$ 0.5 at the average exchange rate for

2005 of Bs. 2,106.37/US$1), a positive variation of 105 % compared to 2004.MERCANTIL publicly traded an issue of commercial papers in the amount of Bs. 25,000 million and two issues of unsecured bonds totaling Bs. 35,000 million, invested at different yields and for different terms through Merinvest Sociedad de Corretaje de Títulos Valores, C.A.

In October 2005, MERCANTIL agreed to redeem 2,248,728 in common Class A shares and 35,322,401 in common Class B shares, comprising in part the shares purchased under the Stock Repurchase Program and held as treasury shares in accordance with the provisions of the Capital Market Law. Thus, all the treasury shares acquired during the eighth, ninth, tenth and eleventh phases of this program, the last of them maturing on September 22, 2005, were redeemed. This reduced the Company's paid-in capital by Bs. 5,635,669,350.00, bringing it to Bs. 107,716,825,350.00.

The Ordinary General Shareholders' Meeting held on September 28, 2005, approved the twelfth phase of the repurchase program under which, at December 31, 2005, 204,758 common Class A shares and 24,781 common Class B shares were purchased.

On October 17, 2005, MERCANTIL requested the National Securities Commission (CNV) to renew the Share Price Stabilization for Mercantil Servicios Financieros' shares for further year, under terms and conditions originally authorized by the CNV. This mechanism is intended to improve the efficiency of MERCANTIL's share price formation process benefits all of its shareholders by giving them the chance to participate in a market with sufficient depth and liquidity to guarantee as little volatility and as much efficiency as possible, while being capable of trading larger volumes of shares. On January 27, 2006, the Board of Directors of the National Securities Commission (CNV) approved the mechanism for a 6-month period as of that date, under the initial terms and conditions.

Management Organization

During 2005 changes were made in the company's organization in line with Mercantil's approved strategic positioning which is based on the company's global guidelines. The Global Asset Management and Private Banking Unit of Mercantil Servicios Financieros and Banco Mercantil was created in November 2005 and is headed by Mrs. Rosa María Delgado de Costantino. The Unit will be responsible for Mercantil's Investment Services, Trust Fund and Private Banking business in Venezuela and abroad.

This new Business Unit offers its clientele a wide range of products and services in line with their financial requirements.

Economic Climate

The world economy grew 4.3% in 2005 (one point less than in 2004), largely due to the economic expansion of China (9%), India (7%) and the United States (3.6%) which together account for about 40% of the world's GDP. Trade remained a key factor in this expansion, although it was marked by two factors that are cause for concern: the accumulation of foreign assets held by the Asian countries and the US trade deficit. By contrast, Euro-Zone growth was just 1.2%. Recent adjustments in response to the hike in interest rates and the signs of intensified fiscal discipline are doing little to change this picture.

The US economy grew 3.5% in 2005, resisting the high and volatile oil prices. Private sector consumption, which represents two thirds of domestic economic activity, grew 3.6% and is the backbone of continued growth. Private investment, not including home building, increased steadily (8.8%) in 2005 and growth in corporate profits was high: 13.4%. Unemployment fell to 4.9% and personal income rose by 5.3%. Inflation closed at 3.5% (2.7% in 2004), including energy prices. Excluding the Consumer Price Index, inflation only rose by 2.2%. In an attempt to curb it, on eight occasions the Federal Reserve took steps to encourage an increase in interest rates of 25 basis points, with the year closing at 4.25%.

The trade deficit closed at US$ 725.8 trillion (US$ 618 trillion in 2004). This is 5.8% of GDP (5.3 % in 2004), financed through significant capital inputs averaging in excess of US$ 100 trillion a month.

The Latin American region grew 4.3% (5.9% in 2004). The highest expansion was recorded in Venezuela (9.4%), Argentina (8.6%) and Chile (6%). Unemployment closed at 9.3% (10.3% in 2004), increasing the participation of the formal economy. Inflation in 2005 fell to 6.3% (7.4% in 2004). Only three countries had inflation of two low digits (Argentina, Costa Rica and Venezuela). Except for the deterioration of Central America, the trade terms of the region increased by 5%, making growth compatible with a surplus on the balance of payments current account. However, the region continued to transfer net funds to the rest of the world through debt service payments. The other source of growth was investment (19.6% of GDP or 100 basis points over the 2004 figure). In this context, despite a continued deficit in the global results of the Public Sector (1.7% of GDP), there was a primary surplus of around 1% of GDP.

Venezuela experienced high economic growth of 9.4% in 2005 (17.9% in 2004), inflation fell from 19.9% in 2004 to 14.4% in 2005 and unemployment was down from 15.1% to 12.2% in 2005. These favorable results were largely due to the continued cycle of high oil prices. The Venezuelan oil basket averaged US$ 45.35/bbl in 2005 (US$ 12.30/bbl more than in 2004), increasing the current account surplus from US$ 13,830 million in 2004 to US$ 24,436 million in 2005. This ample provision of external assets made it possible to continue to make the foreign exchange system more flexible, with favorable effects on the growth of domestic production and on potential pressure caused by the demand for imports of finished goods. Despite the capital and financial account deficit, the balance of payments closed with a US$ 4,984 million surplus, 1.8 times the balance for 2004. This brought international reserves to US$ 29,529 million at December 31, 2005, after $ 6 billion were transferred to the National Development Fund.

Fiscal policy in 2005 continued to expand (increasing by more than 19% in real terms) thanks to ample oil income (54% in real terms) and an improvement in domestic taxation (51% above the inflation level). With these results the National Treasury was able to record a financial surplus of Bs. 8,064 billion (by contrast with the Bs. 3,850.7 billion deficit in 2004).

The money market in 2005 maintained high liquidity levels, due both to increased public spending and the increased demand for bank credit (61%). Hence, in order to avoid another spurt of inflation, the Central Bank of Venezuela (BCV) chose to maintain an active monetary restriction policy through open market operations. Certificates of Deposit plus Repos, issued by the BCV in order to absorb the liquidity, closed at Bs. 29,787.3 billion (US$ 13,854.5 million). This endeavor to regulate the money market was reinforced by the increase in Cadivi's foreign exchange payments and dollar-denominated debt issue operations payable in Bolivars.

In this context of high liquidity, and partly as a result of maximum and minimum limits on interest rates being set in May 2005, they underwent a downward trend during the year. Loan rates averaged 16.4% during 2005, 147 basis points below the 2004 rate and the 90-day Time Deposit Rates averaged 11.7%, 90 basis points less than in 2004.

Corporate Governance

In 2005 the Company continued to implement best practices in corporate governance. This included completion of its review of the mission and functions of the Board of Directors Audit Committee to bring it in line with current best practices in the world's most developed capital markets.

Products and Services

A variety of new products and services were developed in the second semester of 2005 in response to customers' needs.

Banco Mercantil introduced its new service "Mercantil Direct Deposit" service. Customers can now use the new deposit boxes inside the banks instead of having to wait in line and leave them with a teller. The system is quick, easy, safe and reliable. Yet another addition to Mercantil's products and services is the "Mercantil Leader" Savings Account just launched on the market. This account, only available to individuals, offers an excellent interest rate calculated on daily balances and deposited at the end of each month.

The new Mercantil MasterCard Black credit card was also launched. It is internationally accepted and complements the bank's current credit card portfolio. It is aimed at customers who need at extraordinary limit and first class assistance when traveling abroad.

The Banco Mercantil website at www.bancomercantil.com included an option to enable users to consult the purchases made while traveling abroad and their while traveling abroad and their expenses incurred over the internet from their CADIVI foreign exchange allowance. The entire website has been redesigned, enhancing the image, including new technology and making it faster and more user-friendly. Two new sections have been added: "Corporate" which gives a new list of Corporate Banking products and services, and Investor Relations which provides detailed institutional and financial information on Mercantil Servicios Financieros aimed at regulatory agencies, financial analysts and current and potential shareholders.

The Bank developed an electronic food voucher, "Ticket Alimentación Electrónico" (TAE), designed for Cestatikets Accor Services and its customers, as an electronic alternative replacing traditionally used paper vouchers by a debit card, which can be used to buy food and meals at outlets with Mercantil's Points of Sale platform.

Seguros Mercantil positioned its innovative "Mercantil Invervida Plus" life assurance policy on the market. It offers planned protection for the family in the event of death, in addition to earning a Savings Benefit during the policy's period of validity, enabling a lump sum to be withdrawn when the policy expires. The Company continued to market its Seguros Mercantil Policies, Vital Mercantil, Vida Vital Mercantil, Protección Vital Mercantil and Renta Vital Mercantil, with new life, disability and health policies to meet customers' growing need for this type of coverage. Customers can choose national or international coverage in dollars or bolivars, 365 days of the year.

The "Ideas" Contest, promoted by INNOVEX, Capital en Tecnología, C.A., a company owned to the same degree by MERCANTIL, CANTV and Siemens, now has 18 leading companies in different areas as sponsors and widespread dissemination among entrepreneurs, demonstrating the private sector's commitment to the country and its faith in Venezuelan talent. The "Solar Water Purifier" project won the Ideas 2005 Competition, having been chosen as the best business plan out of nearly 700 projects.

The Mercantil Sociedad Administradora de Entidades de Inversión Colectiva subsidiary remains Venezuela's mutual fund leader, with a market share of more than 54% in terms of managed assets. The customer base grew by 35%, totaling 55 active accounts by the end of 2005.

The Commercebank subsidiary is continually expanding the number and variety of the products and services it offers to meet the market's growing demands. For deposits new products are being offered with varying interest rates and fund availabilities, therefore customers can choose the product that best suits their needs.

In 2005, the credit card program underwent a major transformation. The Commercebank Gold Master Card for individuals was created, offering cardholders significant benefits. Business Banking customers can now obtain the Commercebank Visa Business Check Card extension. Its advantages include such guarantees as protection against loss or theft and insurance coverage for car rental. Innovations were made to the mortgage products and a new program was developed for borrowers abroad.

Investment services are available through the Commercebank Investment Services (CIS) subsidiary. There is a customer asset base of more US$ 430.2 million in the individuals and small business segment, of which around two third are in the brokerage service. In the corporate and institutional segment, CIS has more than US$ 42.1 million in assets. This activity is complemented by the trustee services offered by Commercebank Trust Company (CTC), founded in 2004 as a national trustee bank. This subsidiary offers innovative solutions for estate planning and strategies for managing customers' equity.

Banco Mercantil Schweiz AG (BMS) has increased the volume of its managed assets by US$ 70 million, through the trust fund products offered by its subsidiary BMC Bank & Trust Limited in the Cayman Islands.

Prevention and Control of Money Laundering

Money laundering prevention and control is a priority for MERCANTIL and is part of the organizational culture. The Company has maintained the internal control and monitoring standards necessary to ensure the early detection of money laundering operations in each of the activities of its subsidiaries and has stepped up staff training in this area.

Through the Virtual Library electronic service, a variety of specialized information on the Prevention and Control of Money Laundering is made available to Mercantil's employees. This information includes documents, national and international publications, conference videos, data bases, links to anti-money laundering agencies, digital clipping and research work undertaken in this field.

Anniversaries

Our subsidiaries Banco Mercantil and Commercebank celebrated their eightieth and twenty- fifth anniversaries respectively with various activities and events.

Banco Mercantil's main event was a reception held at Quinta La Esmeralda on October 27, 2005 which was attended by a large number of clients, shareholders, friends and associates. The Work Merit Award, in the Gold and Silver categories was given to 261 workers with 25 and more years of service. The "Mercantil 80th Anniversary Ideas Contest" was held among its personnel and 141 projects were received from Venezuela and abroad. A 5 km marathon was performed, bringing together about two thousand five hundred persons among employees and their relatives. .

For Commercebank the main celebration was a reception on December 1 at the Biltmore Hotel in Coral Gables. Prior to that there was an event named "The Venezuelan Night" in the Hall of Champions of Miami's Dolphin Stadium.

Social Commitment

From the outset, Mercantil's social commitment to the communities in which it operates in Venezuela and abroad has been one of its most important Corporate Values. Its solidarity is perceived by constantly developing and backing a series of programs and activities that stimulate education, encourage social development, promote sports activities, contribute to health and reinforce culture. These activities are primarily developed through Fundación Mercantil.

Mercantil and its subsidiaries and Fundación Mercantil's social commitment contribution during 2005, are detailed in the notes to the Financial Statements.

Banco Mercantil's main activities during 2005 include a number of agreements, such as Annual Agreement No. XXIII with the Ministry of Education and Sport and the Foundation for Educational Buildings (FEDE) in Venezuela on a special program in 2005 refurbishing 10 rain-damaged schools; with the Anti-Cancer Society of Venezuela to set up a trust fund to operate a Mobile Unit to screen low-income patients for cancer, in the Greater Caracas area supported by the Ministry of Health and Social Development; and with the Venezuelan Red Cross and CARITAS to join forces and obtain funds to help the people made homeless by the heavy rains in the country.

In southern Florida, Commercebank continued to support initiatives and projects by community development organizations, providing backing and sponsoring projects for different institutions in the community for their social activities. Contributions were made to support the Cancer League Association, American Red Cross and the Voices of Children organization

Seguros Mercantil made a valuable contribution to the "Neighbors of Sartenejas" Educational Camp, providing more than 90 insurance policies for accident and medical and dental care. This program was organized by the Association of Friends of Simon Bolivar University and aimed at children from the San Pedrito and Lomas de Baruta communities.

Mercantil's staff participated voluntarily and actively in the events, activities and programs of the institutions supported in 2005.

Acknowledgements

In its July edition, the English financial journal Euromoney published its list of the world's best financial institutions in 2005, naming Banco Mercantil the "Best Bank in Venezuela in 2005" for its effective management of exposure to financial risk.

Another English publication, The Banker, in its September 2005 edition recognized MERCANTIL as Venezuela's "Bank of the Year." It also ranked MERCANTIL as the 25th on the list of the "Top 100 Latin American Banks" and at number 487 on the list of the world's first 1000 largest banks. In 2004 it came in at 514 on that list. MERCANTIL is Venezuela's first financial institution to be included on the list.

In its 2004-2005 edition, in the selection of the 500 largest and most successful companies in Venezuela, GERENTE 500 magazine ranked MERCANTIL as the Number One company in the "Banking Sector" and third in the "Insurance Sector".

Global Finance, a US publication specialized in the analysis of international financial markets, voted Banco Mercantil as the "Best Bank in Venezuela" for the fifth year running in its October 2005 issue. In its May edition it included Banco Mercantil in the ranking of the Best Emerging Market Banks in 2005, which was published by this magazine for the twelfth year.

As announced during October 2005, for the fourth year running, Banco Mercantil was awarded PC News and Report's prize for "The Best dot.com" for best website of the year. The magazine also awarded Seguros Mercantil its Insurance category statuette.

On December 8 2005, Banco Mercantil was awarded the "World Summit Award Venezuela 2005" for its online banking web application as the best e-Business application, and a prize in its User Friendly category, for functionality, browsing and guidance. The "World Summit Award Venezuela 2005" is awarded by an integrated institutional group whose members include the National Academy of Information Technologies (ANTIC), the Chamber of Telecommunications Service Companies (Casetel), the Venezuelan Chamber of Electronic Commerce (Cavecom-e), the Venezuelan Chamber of Information Technology Companies (Cavedatos).

Training and Working Environment

Worthy of special mention is the effort by Mercantil and its subsidiaries in Venezuela and abroad to develop ongoing training and development programs that allow all its personnel to improve their professional training and keep their knowledge up to date. During 2005 more than 350,000 hours of training were given at an investment of some Bs. 5,500 million

In October the company "Great Place to Work," which has an excellent track record in the analysis of human resource related topics in over 28 countries and three continents, conducted a study among the staff of Banco Mercantil, Seguros Mercantil and Commercebank subsidiaries on the importance of the work environment and best management practices to human resources. Great Place to Work publishes an annual list of the 10 best companies to work for in all those 28 countries. The Banco Mercantil and Seguros Mercantil subsidiaries were among the top ten in the Venezuelan ranking and the only two belonging to the financial sector. The list was published in the December 2005 edition of Gerente magazine.

Relations with bank officials and employees have evolved within the traditional spirit of harmony and cooperation, and the Board of Directors wishes to acknowledge them all for their efficiency and dedication.

In accordance with a Resolution passed by the National Securities Commission (CNV), the contents of form CNV-FG-010 show that the remuneration paid to Company' Directors and Executives during the second semester amounted to Bs. 1,287,476,000.00.

During 2005, a number of Alternate Directors attended Board meetings, either standing in for Principal Directors in their absence or as observers. On the occasion of the President's temporary absence his functions as Executive President were designated to members of the Executive Committee.

Sincerely,
Gustavo A. Marturet
Gustavo Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Gustavo Vollmer A.
Jonathan Coles W.
Víctor J. Sierra A.
Roberto Vainrub A.



Jesús Soto
Vibración Metálica, 1969.
Acrylic, wood, nylon and aluminium.
158 x 153 x 72 cm.
Mercantil Collection.

Statutory Auditors' Report

Caracas, February 23, 2006
To The Shareholders of
Mercantil Servicios Financieros, C.A.

Dear Shareholders,

In our capacity as Statutory Auditors of this Company and in conformity with the provisions of Articles 287 and 311 of the Commercial Code, we are pleased to inform you that we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and its subsidiaries as of December 31, 2005 and the related consolidated income statements and statement of shareholders' equity and cash flows for the period then ended. The preparation of these financial statements and their notes is the responsibility of the management of of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

Our examination was conducted in accordance with generally accepted auditing standards and therefore included selective tests of the accounting records and other audit procedures we considered necessary in the circumstances. We have also taken into account the Report of external auditors "Espiñeira, Sheldon y Asociados" for the same period, which should be treated as an integral part of this report, with whose content we agree, and which we attach hereto.

Based on our analysis, we take the liberty of pointing out that the Company maintains adequate controls over its loan and investment portfolios, which are subject to ongoing analysis and monitoring with a view to creating the appropriate provisions. The Company likewise maintains the provisions prescribed in its Bylaws and declares and pays the dividends to which it is obligated under its Bylaws and the Law. Furthermore, the Company's internal accounting controls and policies justify our view that there is no current or potential risk of conditions that are likely to weaken its financial position.

In our opinion, the aforementioned consolidated financial statements present fairly the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2005 and the results of their operations and cash flows for the period then ended, in conformity with the National Securities Commission's (CNV) standards. The Company presents as supplemental information, financial statements prepared in accordance with generally accepted accounting principles issued by the Federation of Venezuelan Public Accounting Associations.

Eduardo Elvira
Statutory Auditor

Francisco Torres Pantin
Statutory Auditor

Enclosure: Report of "Espiñeira, Sheldon y Asociados."

Financial Statements

(Pursuant to National Securities Commission Standards)

Unconsolidated Balance Sheet

(In millions of Bs.)
Year ended

	2005 Bolivars	2004 Bolivars	2003 Bolivars
Assets			
Cash and Due from Banks	280	163	55
Investment Portfolio	2,503,334	1,946,441	1,358,472
Other Assets	17,136	(18,496)	(6,648)
Total Assets	2,520,750	1.928.108	1,351,879
Liabilities and Shareholder's Equity			
Unsecured Bonds and Commercial Papers	175,748	105.577	97,482
Other Liabilities	186,953	131.152	18,103
Total Liabilities	362,701	236.729	115,585
Shareholder's Equity	2,158,049	1,691,379	1,236,294
Total Liabilities and Shareholder's Equity	2,520,750	1,928,108	1,351,879

Unconsolidated Income Statement

(In millions of Bs.)
Year ended

	2005 Bolivars	2004 Bolivars	2003 Bolivars
Income			
Financial Income	8,853	3,317	3,245
Equity Investment in subsidiaries	774,514	398,043	282,320
Total Income	783,367	401,360	285,565
Expenses			
Operating	31,516	16,450	8,317
Financial	36,811	18,649	22,494
Income Tax	91	54	34
Total Expenses	68,418	35,153	30,845
Net Income	714,949	366,207	254,720

Consolidated Balance Sheet

(In millions)
Year ended

Assets	2005	2005	2004	2003	2002	2001
	US$ (1)	Bolivars	Bolivars	Bolivars	Bolivars	Bolivars
Cash and due from banks						
Cash and Due from Banks	130	279,218	188,687	168,682	192,586	128,157
Central Bank of Venezuela (BCV)	581	1,245,753	939,503	721,574	446,957	446,658
Venezuelan Banks and other Financial Institutions	1	2,654	223	1,727	6,451	23,941
Foreign Banks and Other Financial Institutions	46	99,092	52,497	68,349	48,490	48,726
Pending Cash Items	142	303,895	121,877	79,856	35,429	92,774
(Allowance for Cash and Due from Banks)	0	(186)	(3)	(1,249)	(829)	(1,029)
	900	1,930,426	1,302,784	1,038,939	729,084	739,227
Investment Portfolio						
Investments in Trading Securities	57	122,553	10,362	14,392	13,928	30,238
Investments in Securities Available-for-Sale	2,690	5,769,223	3,870,128	2,597,331	2,575,772	973,861
Investments in Securities Held-to-Maturity	375	803,928	808,192	725,314	406,250	380,284
Share Trading Portfolio	36	76,512	304,343	132,518	72,341	46,755
Investments in Time Deposits and Placements	1,444	3,096,957	2,350,023	2,028,590	627,662	306,284
Restricted Investments	57	123,179	422,582	167,072	249,115	22,317
	4,659	9,992,352	7,765,630	5,665,217	3,945,068	1,759,739
Loan Portfolio						
Current	5,342	11,457,264	7,384,726	4,595,660	3,898,760	2,473,690
Restructured	14	30,583	57,974	97,484	96,174	68,710
Past-Due	15	31,723	52,625	78,634	73,330	62,914
In Litigation	2	4,531	10,657	10,904	31,314	14,788
	5,374	11,524,101	7,505,982	4,782,682	4,099,578	2,620,102
(Allowances for Losses on Loan Portfolio)	(107)	(229,404)	(193,659)	(209,840)	(183,562)	(139,401)
	5,267	11,294,697	7,312,323	4,572,842	3,916,016	2,480,701
Interest and Commissions Receivable	73	157,475	125,821	116,705	92,565	63,094
Long-Term Investments	12	26,107	23,965	16,867	14,009	10,395
Assets Available for Sale	3	6,633	12,628	16,417	19,771	30,665
Property and Equipment	125	267,552	236,186	222,119	237,537	242,329
Other Assets	275	590,470	326,669	317,035	337,668	299,456
Total Assets	11,315	24,265,712	17,106,006	11,966,141	9,291,718	5,625,606

(1) Information in US$ translated at the closing controlled exchange rate at December 31, 2005 of Bs. 2.144,6/US$1.

Consolidated Balance Sheet

(In millions)
Year ended

Liabilities and Shareholder's Equity	2005 US$ (1)	2005 Bolivars	2004 Bolivars	2003 Bolivars	2002 Bolivars	2001 Bolivars
Liabilities						
Deposits						
Non-Interest Bearing Checking Accounts	1,552	3,327,531	2,325,349	1,601,935	1,079,702	887,076
Interest Bearing Checking Accounts	2,178	4,670,541	3,749,154	2,686,946	1,436,861	815,088
Savings Deposits	2,480	5,318,013	3,870,420	2,952,330	2,610,307	1,358,129
Time Deposits	2,875	6,166,201	3,871,387	2,359,822	2,233,196	1,343,672
	9,084	19,482,286	13,816,310	9,601,033	7,360,066	4,403,965
Debt Authorized by the National Securities Commission (CNV)						
Publicly Offered Debt Securities	80	170,583	102,131	93,550	67,781	59,814
	80	170,583	102,131	93,550	67,781	59,814
Financial Liabilities						
Obligations with Banks and Savings and Loan Institutions:						
in Venezuela up to one year	82	176,537	121,977	31,035	30,769	17,148
in Venezuela for more than one year	21	45,000	32,122	3,031	1,084	4,238
Abroad up to one year	39	83,654	59,468	3,629	58,865	84,856
Abroad for more than one year	88	189,173	295,818	251,345	170,672	33,574
Liabilities under Repurchase Agreements	122	261,955	39,493	1,233	3,377	4,593
Financial Liabilities Indexed to Securities	0	0	0	0	29,929	15,347
Other Liabilities up to one year	37	78,421	50,207	18,949	35,783	24,418
Other Liabilities for more than one year	65	138,858	34,128	47,916	49,094	14,748
	454	973,598	633,213	357,138	379,573	198,922
Interest and Commissions Payable	19	40,078	20,613	22,116	24,925	14,215
Other Liabilities	581	1,245,224	667,007	515,515	427,669	272,730
Subordinated Debt	90	193,186	172,521	137,655	115,109	49,205
Total Liabilities	10,307	22,104,955	15,411,795	10,727,007	8,375,123	4,998,851
Minority Interests in Consolidated Subsidiaries	1	2,708	2,832	2,840	2,318	15,363
Shareholder's Equity						
Capital						
Paid-Up Capital	53	113,352	82,490	82,928	62,344	58,648
Maintenance of Paid-In Capital	89	191,709	191,709	191,709	191,709	191,709
Premium for Issuing Stock	17	36,290	36,289	36,289	59,873	63,570
Capital Reserves	78	166,715	163,673	163,673	161,614	161,245
Excess in Book Value on cost of investments	0	0	0	0	0	0
Adjustment for Conversion of Net Assets by Subsidiaries Abroad	128	275,270	260,536	166,633	113,516	(780)
Retained Earnings	688	1,474,637	870,728	541,067	326,376	165,139
Shares Repurchased and Held by Subsidiaries	(65)	(139,197)	(129,767)	(12,029)	(29,540)	(18,414)
Unrealized Gain from Adjustment at Market Value of Investments Available-for-Sale	18	39,274	215,721	66,024	28,385	(9,725)
Total Shareholder's Equity	1,006	2,158,049	1,691,379	1,236,294	914,277	611,392
Total Liabilities and Shareholder's Equity	11,315	24,265,712	17,106,006	11,966,141	9,291,718	5,625,606

(1) Information in US$ translated at the closing controlled exchange rate at December 31, 2005 of Bs. 2.144,6/US$1.

Consolidated **Income Statement**

(In millions)

Year ended

	2005 US$ (1)	2005 Bolivars	2004 Bolivars	2003 Bolivars	2002 Bolivars	2001 Bolivars
Interest Income						
Income from Cash and Due from Banks	4	7,903	3,279	9,643	23,761	16,525
Income from Invest Portfolio	294	618,670	509,010	488,911	291,689	163,686
Income from Loan Portfolio	496	1,043,729	650,036	578,886	621,097	448,494
Total Interest Income	793	1,670,302	1,162,325	1,077,440	936.547	628,705
Interest Expenses						
Interest on Demand and Savings Deposits	108	227,307	131,446	101,508	70,395	43,028
Interest on Time Deposits	154	324,709	134,981	166,348	228,977	128,753
Interest on Securities issued by the Institution	8	17,240	15,778	20,485	24,975	2,867
Interest on Financial Liabilities	31	66,220	34,468	26,661	26,049	20,946
Total Interest Expenses	302	635,475	316,673	315,002	350,396	195,594
Gross Financial Margin	491	1,034,827	845,652	762,438	586,151	433,111
Provision for Losses on Loan Portfolio	31	66,215	52,900	160,550	112,871	55,152
Net Financial Margin	460	968,613	792,752	601,888	473,280	377,959
Commissions and Other Income						
Trust Fund Operations	16	33,680	23,351	17,149	14,948	12,339
Foreign Currency Transactions	1	1,250	(935)	3,361	28,589	6,125
Commissions on Customer Account Transactions	47	99,250	72,762	69,603	65,794	34,571
Commissions on Letters of Credit and Guarantees Granted	10	21,080	15,821	7,263	5,346	4,333
Equity in Long-Term Investments	11	22,644	16,030	6,508	7,532	5,386
Exchange Gains	60	126,492	78,846	48,993	103,060	6,930
Income on Sale of Investment Securities	154	324,231	49,072	34,955	13,667	15,727
Other Income	147	309,490	244,279	183,301	85,514	63,313
Total Commissions and Other Income	445	938,116	501,096	371,133	324,450	148,724
Insurance Premiums, Net of Claims						
Premiums	210	443,353	286,952	213,461	139,953	53,597
Claims	(162)	(341,618)	(222,975)	(178,280)	(111,755)	(43,901)
Total Insurance Premiums, Net of Claims	48	101,735	63,977	35,181	28,198	9,696
Operating Income	954	2,008,462	1,357,825	1,008,202	825,928	536,379
Operating Expenses						
Salaries and Employee Benefits	246	518,411	368,323	281,288	240,526	177,461
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Other	71	148,955	128,963	121,933	110,908	101,159
Fees Paid to Regulatory Agencies	26	53,868	33,137	22,383	15,454	11,476
Other Operating Expenses	232	488,333	410,736	294,883	224,345	160,771
Total Operating Expenses	574	1,209,567	941,159	720,487	591,233	450,867
Net Income Before Taxes, Extraordinary Items and Minority Interests	379	798,896	416,666	287,715	234,695	85,512
Taxes						
Current	(38)	(80,138)	(70,436)	(38,083)	(61,398)	(15,786)
Deferred	(1)	(2,721)	2,539	5,742	(1,334)	(78)
Total Taxes	(39)	(82,859)	(67,897)	(32,341)	(62,732)	(15,864)
Benefits from Utilization of Tax Losses Carried Forward Transferable from previous years and credits Tax on business assets	0	0	18,565	0	8,738	1,240
Minority Interests	(1)	(1,088)	(1,127)	(654)	(502)	(186)
Net Income for the Year	339	714,949	366,207	254,720	180,199	70,702

(1) Information in US$ translated at the average exchange rate for the year 2005 of Bs. 2.106,4/US$.

Economic Climate

Global

In 2005 the world economy grew 4.3% (one percentage point less than in 2004), largely driven by the expansion of China (9%), India (7%) and the United States (3.5%) which together accounted for almost 40% of the world's GDP. Trade remained the key factor of this growth, although two factors are cause for concern: accumulation of foreign assets among the Asian countries and the US trade deficit. By contrast, the Euro grew by a mere 1.2%. Recent adjustments to interest rates and signs of greater fiscal discipline did little to change this picture.

United States

The U.S. economy grew by 3.5% in 2005, resisting high and volatile oil prices. Private consumption which is equivalent to two thirds of domestic economic activity rose 3.6% and underpins its continued growth.

Private investment without residential construction grew steadily (8.8%) in 2005 and growth in corporate profits was high (13.4%). Unemployment fell to 4.9% and personal income rose by 5.3%. Inflation closed at 3.5% (2.7% in 2004), including energy prices. Excluding that, the IPC rose by only 2.2%. To harness inflation, the Federal Reserve bumped up interest rates by 25 basis points eight times, closing the year at 4.25%. The trade deficit closed at US$ 725.8 trillion (US$ 618 trillion in 2004), financed by capital inflows which averaged over US$ 100 trillion per month.

Latin America

The region grew 4.3% in 2005 (5.9% in 2004). The highest expansion was recorded in Venezuela (9.4%), followed by Argentina (8.6%) and Chile (6%). Unemployment closed at 9.3% (10.3% in 2004), with formal employment accounting for a growing proportion. Inflation in 2005 fell to 6.3% (7.4% in 2004) and only three countries registered low double-digit inflation rates (Argentina, Costa Rica and Venezuela). Except for the deterioration of Central America, the region's terms of trade increased 5%, making growth compatible with a surplus on the balance of payments current account. However the region continued to transfer net funds elsewhere through debt service payment. The other source of growth was investment (19.6% of GDP and 100 basis points over the 2004 figure). Despite the continued deficit in the global income of the Public Sector (1.7% of GDP) a primary surplus of around 1% of GDP was registered.

Venezuela

Economic growth was high in 2005 (9.4% versus 17.9% in 2004), inflation slowed down (from 19.9% in 2004 to 14.4%) and unemployment fell (from 15.1% to 12.2% during the course of the year). These favorable results were largely due to the continued cycle of high oil prices. The Venezuelan oil basket averaged US$ 45.35/barrel, US$ 12.30/barrel more than in 2004), increasing the current account surplus from US$ 13.830 million in 2004 to US$ 24.436 million in 2005. This ample provision of external assets made it possible to continue to make the foreign exchange system more flexible, with favorable effects on the growth of domestic production and on potential pressure caused by the demand for imported finished goods. Despite the capital and financial account deficit, the balance of payments closed with a US$ 4.984 million surplus, 1.8 times the previous year, bringing international reserves to US$ 29,529 million.

Fiscal policy in 2005 continued to expand (increasing by more than 19% in real terms), thanks to ample oil income (54% in real terms) and improvement in domestic taxation (51% above inflation). With these results the National Treasury was able to record a financial surplus of Bs 8,064 billion (by contrast with a Bs. 3,850.7 billion deficit in 2004).

The money market in 2005 maintained high liquidity levels, due both to increased public spending and the increased demand for bank credit (61%). Hence, in order to avoid another spurt, the Central Bank of Venezuela (BCV) had to maintain an active monetary restriction policy through open market operations. Certificates of Deposit plus Repos, issued by the BCV in order to absorb the liquidity, closed at Bs. 29,787.3 billion (US$ 13,854.5 million). This endeavor to regulate the money market was reinforced by the increase in Cadivi's foreign exchange payments and dollar-denominated debt issue operations payable in bolivars.

In this context of high liquidity, and partly as a result of maximum and minimum limits on interest rates being set in May 2005, they underwent a downward trend during the year. Loan rates averaged 16.4% during 2005, 147 basis points below the 2004 rate and the 90-day Term Deposit Rates averaged 11.7%, 90 basis points less than in 2004.

Summary of Economic Performance

	2005	2004
Percentage Variation of Gross Domestic Product. %		
Total	9.4	17.9
Oil Sector	1.2	11.6
Non Oil Sector	10.3	17.8
Exchange Rate. Bs./US$		
Year End	2,150.0	1,920.0
Average	2,111.7	1,885.9
Exchange Rate Variation %		
Dec-Dec	12.0	20.0
Average	12.0	17.2
Inflation		
Actual (Dec-Dec) %	14.4	19.2
Average	16.0	21.7
Interest Rates (%)		
Average Lending Rates (6 main Banks)	15.6	17.3
90 days Time Deposits (6 main Banks)	11.7	12.7

Source: Banco Central de Venezuela and own calculations

Interest Rates in Venezuela
(6 largest banks)



Lending Rates
Deposit Rates for 90-days Term Deposit
19
18
17
16
15
14
13
12
11
10
Jan 2004
Feb
Mar
Abr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2005
Feb
Mar
Abr
May
Jun
Jul
Aug
Sep
Oct
nov
Dec

Source: Banco Central de Venezuela

Strategic Positioning

MERCANTIL's strategy is designed to strengthen its strategic positioning as an independent provider of financial services in Venezuela and international markets in which it operates.

In 2005, MERCANTIL reaffirmed its leadership in the Venezuelan financial market and continued to consolidate its domestic activities in the United States and internationally, in line with its regional and global expansion goals.

Mercantil has leveraged itself through the organizational changes initiated in 2004 and stronger and more integrated risk management functions. This has enabled the Organization to make the transition from a corporate governance structure based on companies and locations, to one based on global business lines.

The progress made in developing analytical market research and customer related management tools, supported by the adjustment to MERCANTIL's customer segmentation since mid year, has allowed us to move forward in our efforts to build a unique, integrated vision of our customers and their banking, insurance and investment needs in all our operating areas.

This has given us a better insight of our customers' global needs and the development of new and more effective for products and services. It has also strengthened our relations with clients in Venezuela, the U.S. and Latin America in the business, personal and corporate banking business.

Thanks to a more in-depth knowledge of our customers, combined with integrated risk moni-toring, we will be in a position to conquer new business opportunities wherever we operate.

In line with our strategic goal in the area of quality of service and efficiency, in 2005 we improved and certified other processes, particularly electronic banking and will be extending these enhancements to other processes connected with our network of branches, ATMs, requests for products and services and handling of banking and financial complaints.

These enhancements, together with the expansion of the electronic network of ATMs and points of sale, offer customers convenience and a top quality service, while improving the operating efficiency and profitability of the distribution channels.

Customers' needs and expectations are changing all the time, while environmental conditions and competitive dynamics pose new threats and opportunities that must be followed up. MERCANTIL welcomes these changes and intends to rise to the challenge by taking a proactive approach to the sound and competitive development of its strategy, turning the changes into opportunities and leveraging them with the strengths derived from efficient management, geared to customers' needs, integral risk management and sound criteria on transparency.


Board of Directors
President and Executive President
Gustavo Marturet
Global Internal Audit Manager
Toribio Cabeza
Global General Counsel
Luis A. Fernandes
Compliance Officer PLC Venezuela
Juan Livinalli
Global Strategic Planning Manager
Salvador Chang
Secretary of the Board of Directors
Guillermo Ponce
Global Chief Risk Officer
Millar Wilson
Insurance and New Businesses Manager and President of Seguros Mercantil
Alberto Benshimol
Office of the President Manager
Luis Calvo Blesa
Global International Operations Manager Executive President of Commercebank N.A.
Guillermo Villar
Global Middle Market and Retail Banking
Nerio Rosales
Global Corporate and Investment Banking Manager Executive President of Merinvest C.A.
Philip Henríquez
Global Operations and Technology
Armando Leirós
Global Manager of Private Banking and Asset Management
Rosa María de Costantino
Global Chief Financial Officer Executive President of Banco Mercantil
Alejandro González Sosa

■ Executive Committee (Average tenure: 20 years)



Jesús Soto
Cámara fotográfica (naturaleza muerta), 1949.
Oil on Canvas
52 x 57 cm.
Mercantil Collection

Balance Sheet

The following is a summary of the Balance Sheet at year-end 2005 compared with 2004 and 2003 and comments on the main variations:

Summary of Consolidated Balance Sheet Year ended (In million, except percentages)	**2005** US$ (1)	**2005** Bolivars	**2004** Bolivars	**2003** Bolivars	**2005 vs. 2004** Increase (Decrease)	%	**2005 vs. 2003** Increase (Decrease)	%
Total Assets	11,315	24,265,712	17,106,006	11,966,141	7,159,706	41.9	12,299,571	102.8
Investment Portfolio	4,659	9,992,352	7,765,630	5,665,217	2,226,722	28.7	4,327,135	76.4
Loan Portfolio, Net	5,267	11,294,697	7,312,323	4,572,842	3,982,374	54.5	6,721,855	147.0
Deposits	9,084	19,482,286	13,816,310	9,601,033	5,665,976	41.0	9,881,253	102.9
Shareholder's Equity	1,006	2,158,049	1,691,379	1,236,294	466,670	27.6	921,755	74.6
Trust Fund Assets	2,729	5,852,655	4,560,487	3,326,647	1,292,168	28.3	2,526,008	75.9

(1) Translated at the 2005 year-end exchange rate of Bs. 2,144.60/US$ 1.

The audited financial statements and their notes can be found in the inside back cover of this Report. The accounting standards used have been summarized at the end of this chapter.

Total Assets

Total Assets were Bs. 24,265,712 million (US$ 11,315 million), 41.9% higher than in 2004. Total consolidated assets of the Banco Mercantil subsidiary, including agencies abroad were Bs. 13,690,937 million (US$ 6,384 million), an increase of Bs. 4,671,916 million (52%) compared with the previous year. The Commercebank Holding subsidiary posted Bs. 9,065,213 million (US$ 4,227 million) in total assets, 14.5% up on the previous year's figure in US dollars.

Banco Mercantil ranks second in Venezuela's financial system in terms of non-consolidated total assets, with a market share of 12.3%. The institution with the largest share of the market has 12.5%.

Assets by Currency
Bs. 24,265,712 million (US$ 11,315 million).
Year 2005


54.5 % Bolivars
45.5 % US Dollars

Investment Portfolio

The Investment Portfolio increased by Bs. 2,226,722 million in 2005, 28.7% more than the previous year. This is attributable to: a) 16% growth in the domestic operation and b) 12.6% growth in overseas operations (in terms of US$).

The growth in investments is accounted for by Certificates of Deposit issued by the BCV and inter-bank operations, as well as Venezuelan Government Bonds. At December 31, 2005, 36.6% of the Investments in Securities consist of securities issued or guaranteed by the Venezuelan nation and government sponsored agencies; 26.1 % of Certificates of Deposit and other securities issued by the BCV; and 21.7 % of securities issued by the Venezuelan private and international sectors, mainly the United States.

Total Investments in securities issued or guaranteed by the Venezuelan nation (excluding the BCV) represent 1.0 times MERCANTIL's Equity and 8.9% of its assets. These securities are 1.3 times the Equity and 13.7% of the Assets of Banco Mercantil. MERCANTIL owned 6.2% of the Domestic Public Debit Securities issued by the Venezuelan State at the close of 2005, according to a Central Bank of Venezuela (BCV) source.

Commercebank's Investment Portfolio grew 11.1% during 2005 to US$ 2,047 million. It is made up mainly of highly liquid instruments issued by the U.S. Government or government-sponsored agencies.

Loan Portfolio

At the close of 2005, the Gross Loan Portfolio was Bs. 11,294,698 million, 54.5% higher than at the close of 2004 when it reached Bs. 7,312,323 million. This increase includes: a) 41.4% growth in domestic transactions and b) a 13.1% decline in overseas operations in terms of US$.

Loan Portfolio quality remains very favorable. The Ratio of Past Due and In Litigation Loans to the Gross Loan Portfolio is 0.3%. This indicator is 0.4% at Banco Mercantil compared with 0.9% for the Venezuelan financial system as a whole, and 0.3% at Commercebank. As of December 31, 2005, 99.4% of MERCANTIL's Loan Portfolio is outstanding, compared with 98.4% one year earlier.

At the close of 2005, Banco Mercantil ranks first in Venezuela's financial system in terms of Gross Loan Portfolios, with a 17.1% market share. Loans to customers in the service sector of the microenterprise segment totaled Bs.183 billion, equivalent to 3.8% of the Institution's Gross Loan Portfolio as of June 30, 2005(1). This percentage exceeds the minimum 3% requirement under the General Banking Law. As of December 31, 2004, the Bank has earmarked 21.9% of its Gross Loan Portfolio for Agricultural Loans(1), exceeding the legal portfolio requirement of 16% by Bs. 212 billion and ranking first in Venezuela's financial system.

Commercebank's Net Loan Portfolio grew 13% during 2005 to US$ 1,983 million, made up primarily of loans to the commerce and finance sector. It is distributed as follows: 27% in commercial loans, 60% in mortgages, 12% in commercial acceptances and advances and 1% in other loans.

Investments in Securities by Issuer
Bs. 9,992,352 million (US$ 4,659 million)
Year 2005



26.1% BCV
21.4% U.S. Government
15.1% U.S. Government Sponsored Agencies
14.9% Private International
21.7% Venezuelan Government
0.8% Venezuelan Private Sector

Loan Portfolio by Business Segment
Bs. 11,294,698 million (US$ 5,267 million)
Year 2005



17% Individuals
45% Small and Medium Size Companies
38% Corporations

(1) Date established according to Superintendency of Banks regulations

Loan Portfolio classified by Status

Year ended (In millions of Bs., except for percentages)

	2005		2004		2003	
	Bolivars	%	Bolivars	%	Bolivars	%
Current	11,457,264	99	7,384,726	98	4,595,660	96
Restructured	30,583	0	57,974	1	97,484	2
Past Due	31,723	0	52,625	1	78,634	2
In Litigation	4,531	0	10,657	0	10,904	0
Total	11,524,100	100	7,505,982	100	4,782,682	100

Breakdown of Deposits by Business Segment

Bs. 19,482,287 million (US$9,084 million)

Year 2005


47% Individuals
21% Small and Medium Size Companies
32% Corporations

Deposits

Deposits rose 41.0%, from Bs. 13,816,310 million in 2004 to Bs. 19,482,287 million at the close of 2005. This increase includes: a) 32.6% growth in the domestic operation, and b) 8.4% growth in the foreign transactions in terms of US$.

Banco Mercantil is ranked as Venezuela's number one bank with a 14.7% market share in terms of Deposits, without taking into account Government Deposits and second in terms of Deposits including Investments Sold under Agreement to Repurchase which together account for 12.3% of the market.

Commercebank's Deposits totaled US$ 3,361 million at the end of 2005, 5.4% higher than in 2004 and consisting mainly of Term Deposits.

Equity

By the close of 2005, Equity had grown from Bs. 1,691,379 million (US$ 883 million) to Bs. 2,158,049 million (US$ 1,006 million) a year-on-year increase of 27.6%. This a net result of Bs. 714,949 million for the year and a Bs. 176,445 million decline as a result of the adjustment of Investments Available for Sale to market value and Bs. 14,735 million due to the effect of translating the net assets of foreign subsidiaries, as well as Bs. 77.137 million paid out in cash dividends and shares repurchased in the amount of Bs. 9,430 million.

MERCANTIL's Equity/Assets ratio at December 31, 2005 is 8.9% and the Equity/Risk-Weighted Assets ratio is 17.0%. Based on the standards of the National Securities Commission (CNV), the minimum requirement is 8%. In the case of Banco Mercantil, at December 31, 2005 these ratios are 11.1% and 13.9% respectively, based on the standards of the Superintendency of Banks in Venezuela. For Commercebank N.A. these same indicators are 8.1% and 13.6% respectively, based on the Office of the Comptroller of the Currency (OCC).

Income Statement

Financial Margin year ended (In millions, except for percentages)	**2005** US$ (1)	**2005** Bolivars	**2004** Bolivars	**2003** Bolivars	**2005 vs. 2004** Increase (Decrease)	%	**2005 vs. 2003** Increase (Decrease)	%
Interest Income	793	1,670,302	1,162,325	1,077,440	507,977	43.7	592,862	55.0
Interest Expenses	302	635,475	316,673	315,002	318,802	100.7	320,473	101.7
Gross Financial Margin	491	1,034,827	845,652	762,438	189,175	22.4	272,389	35.7
Provision for losses on Loan Portfolio	31	66,215	52,900	160,550	13,315	25.2	(94,335)	(58.8)
Net Financial Margin	460	968,613	792,752	601,888	175,861	22.2	366,725	60.9

(1) Dollar figures are presented for reference only. They do not represent an accounting basis. Balance Sheet figures are converted at the period-end exchange rate of Bs. 2,144.6 /1US$ and Results are converted at the period average exchange rate of Bs. 2,106.4/1US$. There is an exchange control in place in Venezuela since February 2003.

Gross Financial Margin

The Gross Financial Margin rose 22.4% in 2005 to Bs. 1,034,827 million, from Bs. 845,652 million at the close of 2004. This increase mainly includes: a) 11.6% increase in the domestic operation's margin and b) 10.7% in the overseas operation in dollar terms.

The increase in average volumes of Financial Assets and Liabilities in Venezuela compared with 2004 is 27.3% and 32.4% respectively, caused by the variation of the Gross Financial Margin following the drop in interest rates observed in 2004. The increase in the Gross Financial Margin of the overseas operation was due both to the increase in average volumes of Financial Assets and Liabilities compared with 2004, and the interest rates for these operations. Average Financial Assets and Liabilities grew 14.3% and 10.8% respectively, in terms of dollars.

Loan Portfolio Provision

During 2005, expenses for Loan Portfolio provisions were recorded at Bs. 66,215 million (US$ 31 million). This brought the accumulated provision to Bs. 229 billion (US$ 107.0 million) at December 31, 2005. It includes an additional component to cover differences liable to affect estimated management losses. Write-offs for the year were Bs. 16 billion in Venezuela and US$ 17.5 million abroad.

Commissions, Other Income and Insurance Premiums, Net

Commissions, Other Income and Insurance Premiums, Net of Claims Year ended (in millions, except percentages)	**2005** US$ (1)	**2005** Bolivars	**2004** Bolivars	**2003** Bolivars	**2005 vs. 2004** Increase (Decrease)	%	**2005 vs. 2003** Increase (Decrease)	%
Net Financial Margin	460	968,613	792,752	601,888	175,861	22.2	366,725	60.9
Commissions and Other Income	445	938,115	501,096	371,133	437,020	87.2	566,983	152.8
Insurance Premiums, Net of Claims	48	101,735	63,977	35,181	37,758	59.0	66,554	189.2
Operating Income	954	2,008,463	1,357,825	1,008,202	650,638	47.9	1,000,261	99.2

(1) Translated at the average controlled exchange rate for the year of Bs. 2,106.40 US$ 1.

Commissions and Other Income in 2005 increased by 87.2% (Bs. 437,020 million) compared with 2004. This increase was due mainly to:

- A Bs. 268 billion increase in Earnings from the Sale of Investments in Securities, generated mainly from the sale of 4.4% of MERCANTIL's shareholding in Bancolombia (a commercial bank domiciled in Colombia).
- A Bs. 10.3 billion increase in Income from Trust Fund operations, which registered year-on-year growth of 28.4%.
- A Bs. 26.5 billion increase in Commissions on Customer Account Transactions.
- A Bs. 44.4 billion increase in Net Income due to the Effect of Translation. In 2005, the foreign exchange asset position of subsidiaries in Venezuela generated exchange gains as a result of the bolivar's devaluation against the dollar from Bs. 1,915.2/US$ to Bs. 2,144.6/US$. (12%). In 2004, the controlled exchange rate went from Bs. 1,596/US$ to Bs.1,915.2/US$ (20%).
- A Bs. 65.2 billion increase in Other Income which includes Bs. 23.5 billion from freeing up loan portfolio and other provisions; Bs. 15.8 billion corresponding to higher insurance premium financing rates, Bs. 5.2 billion in commissions from consultancy services, Bs. 18 billion in dividends received, yields from other accounts receivable, foreign exchange commissions and other income.

Insurance Premiums, Net of Commissions, Reinsurance and Claims in 2005 rose to Bs. 101,735 million, from Bs. 63,977 million in 2004, reflecting a growth of 59%. The main reason for improved insurance activity was 54.5% premium growth in 2005 to Bs. 443 billion combined with a Bs. 256 billion (43.1%) increase in claims over the same period.

Breakdown of Total Income
Bs. 2,074,678 million (US$ 985 million)



	2004 (%)	2005 (%)
Gross Financial Margin	60	50
Commissions Insurance Premiums Net	26	26
Income on Sale of Investment Securities	3	0
Income on Sale Bancolombiana	0	15
Other Income	11	9

Operating Expenses

Net Income Year ended (in millions)	2005 US$ (1)	2005 Bolivars	2004 Bolivars	2003 Bolivars	2005 vs. 2004 Increase (Decrease)	%	2005 vs. 2003 Increase (Decrease)	%
Earnings from Financial Transactions	954	2,008,463	1,357,825	1,008,202	650,638	47.9	1,000,261	99.2
Operating and Personnel Expenses	574	1,209,566	941,159	720,487	268,407	28.5	489,079	67.9
Taxes (current and deferred)	39	82,860	67,897	32,341	14,963	22.0	50,519	156.2
Utilization of Tax Losses carried forward from previous years	0	0	18,565	0	(18,565)	(100.0)	0	0
Minority Interests	1	1,089	1,127	654	(38)	(3.4)	435	66.5
Net Income for the year	339	714,949	366,207	254,720	348,742	95.2	460,229	1.8

(1) Translated at the average controlled exchange rate for the year of Bs. 2,106.40 US$ 1.

Operating and Personnel Expenses increased 28.5% (Bs. 268,407 million) in 2005, compared with 2004. This growth was due mainly to:

- A Bs. 150 billion (40.7%) year-on-year increase in Personnel Expenses due to application of wage increase policies and incentive plans and a 737 employee increase in the payroll over the same period, bringing the total number of employees from 7,875 to 8,612, in response to the growth of the domestic and overseas businesses.
- A Bs. 77.6 billion rise in Other Operating Expenses, 18.9% higher than in the same period the previous year. This figure includes Bs. 24.6 billion in commissions and services, Bs. 18.9 billion spent on advertising and marketing, Bs. 11.9 billion in provisions for goods received in payment and other assets, etc.

The efficiency ratio, calculated by dividing Operating Expenses by Average Assets improved to 5.7% in December 2005 compared with 6.3% in December 2004. Cost rationalization is associated with the controls achieved by the ongoing analysis of costs and efficiency in operating processes.

Year-over-year asset growth for the last five years averaged 42% in the case of the domestic operation (average year-over-year inflation for that period was 31%) and 34% for overseas operations in dollar terms.

Inflation in Venezuela over the last 12 months was 14.4%, and devaluation was recorded at 12% during the same period. These variables have a significant effect on MERCANTIL's operating costs.

Taxes

For the year ended December 31, 2005, Mercantil reported a high level of disbursement on various types of taxes, such as: Corporate Income Tax estimated at Bs. 82,860 million, Bs. 32,901 million in Municipal Taxes and Bs. 9,515 million in Bank Debit Taxes..

Summary of the Accounting Principles Used to Prepare the Financial Statements

Consolidation

MERCANTIL's financial statements are presented in conformity with the standards prescribed by the National Securities Commission (CNV). In those cases not covered by CNV standards, the Generally Accepted Accounting Principles in Venezuela are applied. These standards require the preparation of consolidated financial statements. Accordingly, the financial statements include the accounts of the principal subsidiaries

- Banco Mercantil, C.A., a universal bank in Venezuela and its overseas agencies and branches;
- Commercebank, N.A., a bank in the United States of America and its subsidiaries Commercebank Investment Services, Inc. and Commercebank Trust Company, N.A.;
- Seguros Mercantil, C.A., an insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A. in Panama;
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited, in Grand Cayman; Merinvest, C.A. a brokerage house in Venezuela.

National Securities Commission (CNV) Accounting Standards

According to the National Securities Commission's Standards, MERCANTIL's financial statements must be presented in historical figures after fiscal year ended December 31, 1999. Therefore, as of January 2000, MERCANTIL discontinued the adjustment of its primary financial statements. Fixed assets, among other items, are now shown at their inflation-adjusted value up to December 31, 1999. The market value determined by independent appraisers is higher than the inflation-adjusted cost. New additions since then are recorded at their acquisition cost.

In December 2004 the CNV instructed all companies offering securities for public sale to present their financial statements in keeping with International Financial Reporting Standards (IFRS) as of the fiscal year that commences January 1, 2006.

In December 2005, it decided to defer application of those standards until they are adopted by the Federation of Public Accountants' Associations of Venezuela.

From El Nacional Archive





Jesús Soto
Estructura cinética, 1956.
Acrylic, plexiglass and wood.
80 x 40.2 x 31.8 cm.
Mercantil Collection

Global Corporate and Investment Banking

Global Corporate and Investment Banking geared its efforts during 2005 towards maintaining the standards of service to its corporate clients in Venezuela by offering innovative products and solutions and aligning the corporate structure at Commercebank, N.A., which is the hub from which the Company's corporate business is driven to other locations in the United States and to Latin America.

In Venezuela and in the different countries where MERCANTIL operates, Global Corporate Banking and Investment Banking contributed to MERCANTIL's balance sheet at the close of 2005, with Bs. 4,432 billion in Investments (US$ 2,061 million), accounting for 39% of Total Net Loans. In terms of Total Investments, Global Corporate and Investment Banking ended the year with a total volume of Bs. 6,832 billion (US$ 3,178 million), representing 35% of MERCANTIL's Total Deposits.

Global Corporate and Investment Banking's total balances at the close of 2005 reflect MERCANTIL's balance sheet growth since December 31, 2004. The Loan Portfolio grew 58% in bolivars (41% in terms of dollars) and Deposits increased 88% in bolivars (68% in dollars).

At the close of 2005, Global Corporate and Investment Banking did business with 965 economic groups at Banco Mercantil and 154 in the U.S. and Latin America served by Commercebank, N.A.

Implementation of the segmented value proposal for Global Corporate and Investment Banking's clients went ahead on a global scale and the products areas were strengthened through the Corporate Products and the Corporate Finance and Capital Market Units to meet their growing needs.

Credit risk process and policies continued to be managed proactively, through specialists by industry and region. The quality and quantity of credit training was improved with the creation of the Credit Course at Commercebank, N.A., which complements the traditional Credit Training Course run in Venezuela since 1968.

In view of the excellent performance and results of the business and product segments, the Balanced Scorecard continued to be used in the Corporate and Investment Banking area as a basic management control tool.

Distribution according to economic group
Banco Mercantil.
December 2005



57% Corporate
17% Oil and Gas
14% Financial Institutions
12% Public Sector

Total economic groups in Corporate and Investment Banking: **965**

Distribution according to economic group
Commercebank.
December 2005



53% Corporate
11%Oil & Gas
36% Financial Institutions

Total economic groups in Corporate and Investment Banking: **154**

Loan Portfolio (MERCANTIL)
December 2005.
Bs. 4,432 billion (US$ 2,061 million)


64% Corporate
12% Oil and Gas
24% Financial Institutions

Total Investments+ Investments Sold under Agreement to Repurchase (MERCANTIL)
December 2005.
Bs. 6,833 billion (US$ 3,178 million)


41% Corporate
8% Oil & Gas
32% Financial Institutions
19% Public Sector

Corporate Banking

Corporate Banking continued to expand in 2005, partially as a result of the new customer service and segmentation model applied since 2004.

At the close of 2005, MERCANTIL's Deposits in the different geographical areas where Corporate Banking is present totaled Bs. 2,750 billion (US$ 1,279 million). These were 25% higher than the 2004 results in terms of bolivars. The Loan Portfolio grew to Bs. 2,835 billion (US$ 1,319 million) in 2005, 46% larger than at the close of 2004. This result reflects a sustained increase in response to the growth of the Venezuelan economy in 2005 and the opportunities seized as a result of the new segmentation.

This year the structure was strengthened by the creation of the LATAM Unit which generated new business in the Andean region, Central America and the Caribbean. Creation of the new Domestic Corporate Banking unit in the United States was also consolidated.

Petroleum and Gas

MERCANTIL's Loans to oil sector clients totaled Bs. 528 billion (US$ 245.6 million) at the close of 2005 following the reactivation of investment in the petroleum sector, greater penetration of the current client population and the addition of new clients from various different countries, reflecting 78% growth in the performance of this segment during the year.

During 2005, the sector's deposits in MERCANTIL increased 102% to Bs. 563 billion (US$ 262 million) mainly due to the change made in Venezuela by PDVSA in the way production contracts are paid to the operating companies.

The international operation received a huge boost when responsibility for the U.S. and Latin American business was outsourced to a Houston-based management team.

The portfolio of dollar-denominated loans to oil sector clients gave Venezuela a cross-border exposure of only US$ 9.2 million. Contingencies for letters of credit and guarantees rose to US$ 9.4 million at the close of 2005.

Financial Institutions and International Relations

From the business point of view, the Financial Institutions and International Relations Unit continued to consolidate the presence of MERCANTIL in the market with the incorporation of new clients from different countries. At December 31, 2005, MERCANTIL's credit and financing exposure in financial institutions in Latin America (including Venezuela) and the US was Bs. 1,066 billion (US$ 496 million), 83% higher than in 2004.

Implementation of the strategic plan continued. Its purpose is to offer current and potential customer additional value through MERCANTIL's entire range of products and services sourced from Venezuela, the United States and Switzerland. A campaign to attract more deposits was launched, bringing Deposits by entities in Latin America, the USA and Venezuela to Bs. 2,211 billion (US$ 1,029 million) at year end.

The Financial Institutions and International Relations Unit continued to pinpoint potential opportunities and threats from trade negotiation and regional integration processes with particular emphasis on the future of the Andean Community and Mercosur, the negotiations underway in the United States to enter into bilateral free trade agreements in the region and Asia's influence in markets of interest.

Public Sector

During 2005, the Public Sector Unit endeavored to maintain MERCANTIL'S traditional quality of service for public sector clients. At the close of 2005, Public Sector Deposits amounted to Bs. 1,306 billion (US$ 607 million), 52% higher than at the close of 2004.

Banco Mercantil serves more than 135 centralized government entities and over 400 decentralized government entities and State institutions, offering a wide range of products for managing payroll, payment to suppliers, national, state and municipal tax collection, investment trust funds, management funds and pension funds.

More than Bs. 3.5 billion in national taxes was collected in 2005 and 1,200,000 tax returns were processed. A large volume of trust funds was handled on behalf of the Public Sector. This portfolio totaled Bs. 2,102 billion, representing over 1,514 contracts.

The securities offered to investors by the Corporate Finance and Capital Market Unit increased in quantity and diversity during 2004. With 43% of private fixed income securities outstanding in the country, the institution is the undisputed leader in the structuring and investment of private fixed income securities.

Particularly noteworthy are the nearly Bs. 200 billion in issues structured for CANTV, as well as other important issues for the Venezuelan corporate sector. The Institution began to provide financial consultancy on projects wholly financed with Risk Capital Funds, such as the GENERGICA project valued at US$ 3 million and developed to produce technological solutions for distribution companies in the Electricity Sector.

Corporate Finance and Capital Markets

MERCANTIL, through the Merinvest subsidiary, managed to maintain its position of leadership in the Capital Markets and Corporate Finance management in the structuring and investment of dollar-denominated fixed income securities, by investing 51% of the outstanding private fixed income securities in the country. Particularly significant were the issues structured by Industrias Unicon and Fondo de Valores Inmobiliarios, and other important issues for the Venezuelan corporate sector, totaling in excess of Bs. 200 billion (US$ 93 million).

A syndicated loan of Bs. 86 billion (US$ 40 million). was structured for Intercable (Corporación Telemic C.A.). The Corporate Finance Unit also made inroads in other parts of the region, playing an important role as co-arranger of a US$ 500 million syndicated loan to Petrobras of Brazil.

Mergers and Acquisitions played an important part in financial consultancy, advising numerous national and international companies interested in buying or selling companies in Venezuela. It also assisted MERCANTIL in various capital market activities: repurchase program, securities issues, stabilization plan and sale of Bancolombia stockholding.

Corporate Products

The Corporate Products Unit continued to consolidate its customer service model for the corporate and business segment in Venezuela through more involvement in the development of new products, services or improvement of existing ones, in the areas of collection, payment, electronic banking, financing and foreign trade.

This Unit's efforts revolve around customer satisfaction and sales. The Unit strengthened its personalized customer service strategy by offering a quality service for the companies' daily transactions which added value to their business relations and consolidated MERCANTIL's image through participation in events, sponsorship, and the organization and development of "Ideas" contest for entrepreneurs.

In the United States and Latin America, MERCANTIL created a series of foreign trade, collection, payment and electronic banking products to facilitate transactions by corporate clients.

The Global Business and Personal Banking Unit

The Global Business and Personal Banking Unit of Mercantil Servicios Financieros (MERCANTIL) has continued to work on the segmentation strategy by developing structures, products and services to meet the specific needs of its customers in accordance with its financial profile and become more competitive and efficient.

In conjunction with this segmentation strategy, the Unit looks beyond Banco Mercantil in Venezuela and satisfies the needs of its customers in international markets through Commercebank in the USA and Banco Mercantil (Schweiz) AG in Zurich, Switzerland. This Unit accounted for Bs. 13,282 billion (80.6%) of MERCANTIL's Deposits and more than Bs. 7,684 billion (66.7%) of its Total Loans during 2005, covering over 2,170,000 customers worldwide.

Global Business and Personal Banking in Venezuela was better positioned in 2005 thanks to a 273,602 increase in its customer base, bringing the number of customers to over 2,090,000. The segmentation process continued and 11 new sub-segments were created. These were based on customers' income level and business volume to optimize their value proposals.

This Unit has a segmented sales force in each country with more than 1,600 executives for the segments handled by Business and Personal Banking and a network of 311 Offices, 1,025 ATMs and 18,358 Points of Sale. It serves more than 600,000 customers via the Internet (www.bancomercantil.com and www.commercebankfl.com) and the Call Center, speeding up response time and guaranteeing a high quality of customer service.

The Global Business and Personal Banking Unit achieved Total Loans of Bs. 4,453 billion, accounting for 66.6% of Banco Mercantil's Gross Loan Portfolio. This was 107.8% higher than the previous year. Commercial loans account for 68.7% of the loans of the Global Business and Personal Banking Unit.

In 2005 the number of Global Business and Personal Banking customer relationships in the United States through Commercebank, N.A. (including New York and Houston customers) increased to 80,000.

South Florida is Commercebank's largest market with $3.4 trillion (FDIC) growth in deposits. Therefore business strategies were designed with a view to increasing deposits in these shared markets by approximately 6%.

In line with its international expansion strategy, new business centers were opened in Tamiami and Weston in South Florida which are of high potential demographic growth.

BANCO MERCANTIL

Middle Market

In 2005 the strategy aimed at making Mercantil Venezuela's leading bank was consolidated in order to meet the financing needs of current and potential clients. The Loan Portfolio continued to grow (49% compared to 2004) reaching Bs. 1,762 billion. The portfolio is diversified as follows: Trade 43%, Manufacturing 16%, Agricultural 14%, Construction 11% and Transport 5%.

The following factors contributed towards this growth: a new customer service model; introduction of new products such as Pronto Crédito Empresarial Mercado Medio, and consolidation of the Bank's position as a foreign exchange operator (channeling foreign exchange via CADIVI).

Deposits in this segment increased to Bs. 952 billion, 29% more than in 2004.

The bank expanded its presence in shopping malls by opening banking centers in different parts of the country. Alliances were consolidated with commercial clients to encourage deposits by offering promotional discounts to accountholders.

Small and Medium-Sized Businesses

Activities during 2005 were addressed at improving this segment's competitive position and led to a 13.8% year-over-year increase in customer base, exceeding growth expectations for the Loan Portfolio and Deposits. The Loan Portfolio for this segment grew 126% to Bs.1,104 billion and Deposits increased 114% to Bs. 1,522 billion. The fastest growing product was Pronto Credito Empresarial Mercantil with 6,692 affiliated clients, representing an increase of more than 30% compared to 2004, with approved lines of credit in excess of Bs. 613 billion.

The strategy to deliver Mercantil On-Line Companies certificates continued . These increased by 30% compared to 2004, to 2,937 new certificates. Support for sales of Property and Casualty insurance exceeded expectations with 93.1% growth compared to 2004. One hundred and twenty-eight executives from Small and Medium-Sized Businesses across the country were jointly responsible for achieving these results.

To support Venezuelan industry, an agreement was signed with the Venezuelan Confederation of Industrialists (Conindustria) to boost the competitiveness of Small and Medium-Sized Businesses, with the participation of 106 companies during 2005. Banco Mercantil contributed Bs. 342 million and more than Bs. 56.4 billion in loans were granted.

Loan Portfolio



By Segment (%)	2004	2005
Middle Market	40	39
High Income	24	30
Mass Market	16	6
Small and Mid-Size Enterprises	20	25



By Region (%)	2004	2005
Provinces	51	54
Metropolitan area	49	46

Deposits



By Segment (%)	2004	2005
Middle Market	18	16
High Income	34	39
Mass Market	26	23
Small and Mid-Size Enterprises	22	22



By Region (%)	2004	2005
Provinces	54	53
Metropolitan area	46	47

Distribution Channels


300
200
100
0
20
15
10
5
0
1.200
1.000
800
600
400
200
0
800 M
700
600
500
400
300
200
100
0

	No. of Branches	Points of Sale	ATMs	Mercantil On Line (registered customers)
2004	297	11,417	821	478,943
2005	300	18,358	1,010	602,515
Variation (%)	1.01	60.80	23.02	25.80

Micro-enterprises

This segment received Bs. 183 billion in loans for services, production and commerce, equivalent to 3.8% of the institution's Gross Loan Portfolio at June 30, 2005(1). This amount exceeds the minimum requirement of 3% stipulated by the General Banking Law (Ley General de Bancos en Venezuela).

This segment received Bs. 183 billion in loans for services, production and commerce, equivalent to 3.8% of the institution's Gross Loan Portfolio at June 30, 2005(1). This amount exceeds the minimum requirement of 3% stipulated by the General Banking Law (Ley General de Bancos en Venezuela).

High Income

Year-over-year growth in the High Income segment was 80% and portfolio growth over the same period was 133%, supported mainly by growth in Promissory Notes (76%) and Automobile Loans (352%). During 2005 the number of customers increased 33% to 309,013.

(1) Date established according to Superintendency of Banks regulations

Mass Market

The Mass Market Segment increased its customer portfolio by 9.79% to 1,661,508. Deposits grew 35%, the principal contributors being savings products and an 8% increase in the size of the loan portfolio (mainly automobile loans).

During 2005 Total Deposits in the Mutual Housing Fund grew 26% compared to 2004, to Bs. 788 billion, while over the same period loans through the Fund rose 48% to Bs. 240 billion. The Bankassurance business grew 22%, with sales of 40,757 new Vital Mercantil policies, bringing the total number of current policies to 85,208. Premiums were 34% higher than in 2004. The strategy introduced in 2004 continued into 2005, bringing Mercantil's Automatic Teller Machine network to 1,010 ATMs nationwide with 157 new installations.

Marketing and Products for Retail Banking

The Customer Relationship Management solution continued to evolve. Its aims are to identify, attract and retain the best customers in order to generate profitable, sustained growth for them and the Organization alike. The "Product Cross-Selling" program was included in the framework of this project. Its aim is to proactively increase the supply of products to satisfy customer's needs. Direct marketing campaigns were launched to offer customers products such as Credit Cards and Automobile Loans.

Additionally, in order to complete the supply of products, during the year Master Card Black Credit Card was launched and the Mercantil Leader Savings Account was created.

COMMERCEBANK

Retail Banking

Loans to Commercebank's Retail Banking customers grew 33%, representing an increase of around $36 million in loans during 2005. Deposits for this segment grew by 4.3%, to $2,284 million as a result of the growth strategies adopted in the different markets where Commercebank, N.A. operates.

New products such as the LiquidCD were created to enable customers to maintain the "rate increase" automatically in an environment of growing interest rates while guaranteeing liquidity and more proactive management in line with their needs.

Real Estate Banking

South Florida is one of the real estate portfolio's most important markets (commercial and residential loans) with a total market volume of approximately $30,000 million. The real estate sector grew by about $4,500 million in 2005. At the close of 2005, 41% of real estate loans were commercial and 47% residential. New commercial loans in this sector are in excess of $560 million.

Commercial Banking and Middle Market

The Commercial Banking segment grew 59.2% in 2005, mainly in the area of domestic deposits. As a result of the strategy implemented, loans to Middle Market and Commercial Banking clients increased 35% and 21% respectively (not for the real estate sector) representing an increase of approximately $36 million in loans for those segments.

Treasury

The activities undertaken by Mercantil's Treasury during the year were designed to optimize management of market risk factors, especially the interest rate risk factor, by contributing to the institution's financial margin.

In Venezuela the market continued to register high surplus liquidity due to increased public spending which once again led to lower interest rates. Banco Mercantil continued to play an active role in the domestic money market, with an average annual share of 12.41% in terms of absorption instruments offered by the Central Bank of Venezuela (Certificates of Deposit with Repos). It also contributed actively to the development of the interbank market at terms ranging from 7 to 30 days, giving it greater depth.

The primary and secondary market for government securities is becoming more liquid and the volumes traded are on the increase. Through its Merinvest Sociedad de Corretaje de Valores and Banco Mercantil subsidiaries, Mercantil participated actively in the primary market and as a "market maker" in the secondary market for debt securities. Through its subsidiary Banco del Centro in Panama it also participated in the international market for securities mainly from Latin American issuers.

In April and November the Ministry of Finance, offered two government bond issues on the local market, at the official rate of exchange. Mercantil participated in both processes, both as an intermediary for its clients and for its own account, increasing equity coverage in dollars.

In the United States the Treasury trades in an environment of continually rising interest rates, in accordance with the Federal Reserve's policy. During the year the Fed Funds marker rate rose 200 basis points, closing at 4.25% per annum.

Mercantil's Treasury designed its strategy to optimize its – and principally Commercebank's – economic value on the balance sheet with share issues designed to reduce the effective duration of the investment portfolio to under one year on average, and the exposure to market risks. During the second semester of the year trading in mortgage-backed securities followed approved market risk guidelines and limits.



FED OMC
Rate
Interest rates
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
01/02/03
03/02/03
05/02/03
07/02/03
09/02/03
11/02/03
01/02/04
03/02/04
05/02/04
07/02/04
09/12/04
11/02/04
01/02/05
03/02/05
05/02/05
07/02/05
09/02/05
11/02/05
01/02/06

Available for Sale Investment Portfolio Commercebank



700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
CMO and MBS GSE
SBA
CMO and MBS US AGENCY
US TREASURIES & AGENCIES
PLACEMENTS
CP/ARS/MF
HTM
CMO and MBS NON AGENCY
OTHER
FED FUND SOLD
December 2004
December 2005

The investment portfolio of MERCANTIL and its subsidiaries is shown bellow according to issuer and currency:

Breakdown of Investments by Issuer and Currency
(In millions, except percentages)

	Venezuelan Central Bank	U.S. Government	U.S. Agencies	Int'l Private	Venezuelan Government	Venezuelan Private	**Total Bs.**	**Total**
Bolivars								
Banco Mercantil	2,610	0	0	0	1,439	59	4,107	
Seguros Mercantil & Others	00	0	0	0	190	17	207	
US Dollars								
Banco Mercantil	0	28	8	9	74	0	257	120
Commercebank	0	827	680	535	0	0	4,378	2,040
Seguros Mercantil & Others	0	146	16	146	177	2	1,043	486
Total							9,992	
Breakdown %	26.1	21.5	15.1	14.8	21.7	0.8	100	

** Translated at the December 31, 2005 exchange rate of Bs. 2,144.60 US$ 1.*

Asset Management

The Asset Management business is reflected off the balance sheet and covers: trust fund service, securities brokerage services, mutual fund management and portfolio management services. Net assets at December 31, 2005 reached Bs. 7,195 billion, as shown below:

(in Billions Bs.)	Banco Mercantil	Seguros Mercantil	Banco Mercantil (Schweiz)	Merinvest	Commercebank Investment Services (CIS)	Commercebank Trust Company (CTC)	Total
Trusts	4,272	84	611			3	4,970
Mutual Funds	789			247			1,036
Brokerage			139		665		805
Financial Advice			37		210		247
Managed Account					138		138
Total	5,061	84	787	247	1,013	3	7,195

1) Banco Mercantil's Trust includes Bs. 4.3 billion in administered pension funds.

During 2005, assets managed by the Banco Mercantil Trust Fund in Venezuela grew 28% compared with 2004, representing over Bs. 1,087 billion in new assets. Income generated in 2005 increased 42% compared with 2004, far exceeded the proposed goals.

This growth in trust fund assets is mainly reflected in the National Corporate, Multinational and Public Sector segments. It is also important to stress the growth of the Carabobo, Center and Central-Western regions of the country, which together exceeded Bs. 202 billion in managed assets in December 2004, reaching Bs. 305 billion in December 2005.

The 2005 results were achieved mainly thanks to team work and customer confidence in Mercantil's trust fund management. These two aspects were the main factors that contributed to its renewed leadership of the private trust fund market in Venezuela.

The subsidiary Mercantil Sociedad Administradora de Entidades de Inversión Colectiva remained the mutual funds industry leader in Venezuela, with more than 54% of the market in terms of assets under management. During 2005 the number of customers served grew by 35%, to 55 thousand active accounts by the end of the year. The Crecer Mercantil plan, based on the programmed acquisition of investment units in the Mercantil Fixed Income Portfolio mutual fund posted significant growth with over 35,000 affiliated customers at December 31, 2005.

Commercebank Investment Services (CIS), a Securities Brokerage and Investments Advisor registered and operating in the USA since it was founded in 2002, has steadily increased its active customer base, in the US and abroad. CIS provides brokerage and advisory services for investors interested in obtaining exposure to global financial markets.

In the individuals and small business segment, CIS has a customer asset base of more than US$ 430.2 million, of which almost two thirds are in the CIS Brokerage service. In this service CIS acts as an executor to facilitate clearing and custody so customers can access the global securities markets. The rest of the assets are in CIS Advisor which is an advisory service through which CIS globally assesses customers' needs and suggests balanced asset mixes.

In November 2005 the Global Private Banking and Asset Management Unit of MERCANTIL was created, with responsibility for Investment Services, Trust Fund and Private Banking Services in Venezuela and abroad.

This new Business Unit was created in line with the strategic positioning approved by Mercantil following the company's global guidelines which were drawn up with support from management consultants McKinsey in order to offer customers new value proposals through products and services that meet their financial needs.

To the date of its incorporation, the activities of the Private Banking and the Asset Management Unit were carried under the Global Business and Personal Banking Unit and the Global International Operations Unit.

In the corporations and institutions segment, CIS has over US$ 42.1 million in assets. The CIS Global Access institutional brokerage service is widely accepted among customers with investment portfolios and cash surpluses. In this segment CIS also offers discretionally managed portfolios, brokerage services and advice on cash surplus management.

CIS gives all its customers the capacity to invest their assets in pledged accounts to give them access to lines of credit provided and managed by MERCANTIL's banks in the currency and under terms and conditions that satisfy their individual financing needs.

CIS also provides services to other MERCANTIL units, managing a volume in excess of US$ 1,628.2 million for them.

Banco Mercantil Schweiz AG (BMS) has increased its volume of assets under management by US$ 70 million through the trust fund products offered by its subsidiary BMC Bank & Trust Limited in the Cayman Islands.

Commercebank Trust Company (CTC), founded in 2004, offers customers in the United States and abroad innovative inheritance trust solutions and global management strategies for high-net-worth clients. Its trust fund executives are trained to provide innovative solutions for inheritance planning and to plan strategies to manage equity in other countries or jurisdictions. In 2005, CTC launched a campaign to develop its business and build a national and international customer base.

Trusts



- **81.9%** Managed trust
- **15.0%** Investment trust
- **3.1%** Warranty trust

Commercebank Investment Services



- **65.7%** Brokerage
- **20.7%** Financial Advisory
- **13.6%** Managed

Mutual Funds



- **90.4%** Fixed Income (Bolivars)
- **5.6%** Fixed Income (Dollars)
- **4.0%** Global Equity

Banco Mercantil (Schweiz) AG



- **77.6%** Trust
- **17.7%** Brokerage
- **4.7%** Financial Advisory

Insurance

To help the company fulfill its strategic agenda, Seguros Mercantil adjusted its organizational structure to guarantee the continued improvement of services available to customers and insurance advisors.

In 2005, Seguros Mercantil strengthened its business platform on a national scale, concentrating on the development, improvement and implementation of new underwriting and indemnity processes and services. This was intended to increase operating efficiency and improve quality of service to satisfy the needs of customers, intermediaries and providers.

There are also units that specialize in headhunting for the Sales Force, as well as in Broker Service Centers, Corporate Business for Production and a team of regional managers, branch managers and business executives that provide support to the insurance advisors and customers.

At the close of 2005, the company has over 500,000 policyholders and more than 2,500 intermediaries (brokerage companies, brokers and sole agents).



Jesús Soto
Relieve blanco y rojo, 1961.
Acrylic, ink and wire on wood.
25 x 24.3 x 5 cm.
Mercantil Collection

Quality of Service and Operating Efficiency

Operations and Technology

In 2005, the Operations and Technology area, in its efforts to strengthen MERCANTIL's competitiveness, continued to boost the efficiency of the business areas to delivery the products and services required. Distribution channels, and particularly Points of Sale and Banco Mercantil's ATM network, were adapted to increase transaction capacity and optimize levels of availability to provide the service and keep the system up and running in the event of disaster.

Customer service models were optimized by standardizing key products, using ISO 9001: 2000 best international practices, while developing and delivering systems and new functionalities to further differentiate the products and services available to customers. Design of the process factories continued to progress in line with a global or local strategy based on the premise that families of products should be supported by globally standardized common processes and systems and aimed at eliminating defects or activities that add no value.

Distribution channels

By the end of 2005, Mercantil operated through 346 branches, 1,025 ATMs, 18,358 retail points of sale, 346 Call Center operators, 346 telephone and online services for business and personal banking and insurance transactions. Banco Mercantil opened the following branches in 2005: Ávila and Boleíta Center in Caracas, Capital District; Las Industrias in Carabobo State; Sambil in Maracaibo, Zulia State; Puerto Sucre in Sucre State and Orinokia in Bolívar State. Commercebank opened a new branch in Tamiami in South Miami, Florida.

In Venezuela, Mercantil had the largest number of ATMs in Venezuela's financial system, ratifying its position as the financial institution with the broadest network of ATMs in a total of 643 locations. It also fully met Point of Sale installation goal for 2005.

Distribution Channel availability
Banco Mercantil.
December 2005


99.44%
94.91%
92.38%
99.11%
99.73%
99.70%
Offices
ATM
POS
Call Center
IVR
Internet

Distribution Channel availability
Commercebank.
December 2005


99.99%
98.17%
95.98%
99.53%
Offices
ATM
Call Center
Internet

Transaction Capacity
Banco Mercantil.
December 2005


20.60%
30.60%
8.60%
1.40%
4.80%
31.90%
Offices
ATM
POS
Call Center
IVR
Internet

Transaction Capacity
Commercebank.
December 2005


8.46%
1.40%
8.55%
4.44%
77.14%
Offices
ATM
Call Center
IVR
Internet

In 2005, the quality of Banco Mercantil's processes won third-party certification of its quality management system implemented under ISO 9001: 2000 standards for its Business and Personal Banking transactions through Mercantil On Line (Mercantil En Línea Empresas and Mercantil en Línea - Personas); embossing and distribution of security plastic for Credit Cards, and direct nationwide delivery of checkbooks to accountholders.

For the fourth successive year Mercantil's Call Center (CAM) maintained the ISO 9001:2000 by continuing to comply with the quality requirements and standards in force.

Continuous improvements were made to information systems. Personal banking customers can now apply at branches for cash as part of their foreign currency travel allowance and consult the status of their applications and foreign currency expenditure on Internet purchases or for travel, through Mercantil On-line; the new electronic clearing chamber process was set up in order to speed up inter-bank check exchange and freeing up of funds in 24 hours; the top-up system for Digitel mobile phones was implemented through Mercantil's ATM network and the Cuenta Líder product was released.

The technological infrastructure of the telecommunications equipment used by branches, remote ATMs and Points of Sale nationwide was updated and availability and customer service aligned to new and more demanding needs. This positioned Banco Mercantil at the forefront of standards on data communication resources, under a centralized control platform with the capacity and flexibility to satisfy the communication needs of the business and our customers.

Wireless CDMA communication services were certified and activated and have been strategically installed in establishments for the convenience of customers with mobile needs.

New services were introduced to support the infrastructure of the Contingency Centers to cut the time between receipt of information at these Centers and its availability at the Mainframe Centers in the event of disaster. It is essential in order to keep banking services up and running to ensure business continuity.

The technological platforms at the Mainframe Center were overhauled to support the different business areas and customer service channels and their capabilities were adapted to the demand for transactions.

Mercantil's processes were enhanced, particularly application of the "Transaction Factory" concept through waste-free manufacturing processes in order to introduce major changes and improve quality of service and operating efficiency. The analysis phase was concluded on the Local Application and Account Opening Local Factories and the Letter of Credit, Credit Card and Electronic Transfer Global Factories.

The "Process Model" was developed. This supports MERCANTIL's banking business as the basis for the factory model, in line with the commitment announced in the Strategic Agenda of Operations and Global Technology to 2007, planning the redesign of the process architecture in order to obtain benefits such as improved quality of service, economies of scale, reduction of operating risks and increased operating speed and flexibility.

At Commercebank the "Transaction Factory" reached its highest level of implementation and development and every effort was made to apply state-of-the-art technology to the following processes for the convenience of customers:

- The automated domestic consumer loan extension system (LEAP) which will lead to an improvement in the levels of customer service in terms of response time and making each stage of the process more efficient.
- Client Trade, to help customers with the direct processing of their Credit Card operations via the Internet in real time.
- Credit Card Processing on the FiServe CPS (Credit Processing Services) Vision Plus platform to optimize the processing of transactions and provide new functionalities for the development of supplemental products, as well as outsourcing back-office operations to CMC (Card Management Corporation) to simplify and strengthen customer service and activities related to credit card security.

In the Insurance area, Seguros Mercantil, striving as always to improve its information systems and processes, extended its Immediate Service Center (CAI) platform to Insurance Advisors for faster secure transactions with Seguros Mercantil when issuing Individual automobile insurance policies, and to finance the portfolio of new business and renew existing business.

The pilot phase of services to renew collective automobile policies was incorporated as an On-line self-service mechanism through the Internet, for current policyholders, in order to facilitate the policy renewal, and payment of premiums by authorized or pre-authorized direct debit either in full or by installments.

As part of the drive to improve the technological infrastructure and improve the performance of Seguros Mercantil's communications network for delivering products and services, Seguros Mercantil expanded its network for data communication between its regional offices and branches. It also expanded its telephone network, incorporating an incoming direct dialing service to facilitate direct communication with customers.

Typical Problems for Service Companies



CUSTOMER
Delivers information and supporting documents to request a product
CUSTOMER SERVICE
Receives product request with supporting documentation
Transaction backlog
Causes delays in the process
ANALYSIS
Analyzes a request
Transaction backlog
Causes delays in the process
APPROVAL
Approves request
Transaction backlog
Causes delays in the process
Supporting documents missing, request incomplete or errors in data
CUSTOMER COMPLAINTS
Configures the product
PRODUCT CONFIGURATION
Configures the product
Faulty product does not meet specifications
Transaction backlog
Causes delays in the process
Unsatisfied
CUSTOMER
Receives the product
Satisfied
DELIVERY
Product delivered to customer
Error reprocessing increases time and costs but adds no value for the customer
In service companies the most common process problems are:
• Errors in input information
• Delays in sending information throughout the process
• Errors in the procedure or manufacture of the product

Human Resources

Human Resource activities in 2005 tended to follow the existing strategy to support MERCANTIL's business plan. These efforts included: selection and recruitment of personnel required by the new organizational, retention of the talent base, development of required capacities, gauging of MERCANTIL's organizational environment, adaptation to changes as a result of Venezuela's new labor legislation, improvement of internal services and improved global coordination in this area.

At December 31, 2005 MERCANTIL had 8,612 employees (7,875 at the close of 2004), 91.0% of whom work for Banco Mercantil, Seguros Mercantil, Merinvest and other subsidiaries in Venezuela and 9.0% abroad, mainly at Commercebank, in the United States.

To maintain a competitive place in the clearing market and retain its talent base, in 2005 the large-scale analysis and appraisal of positions at Mercantil was concluded. In the employee benefits area, a total of 4,400 payments were made to employees for educational grants and scholarships, home and car loans and health aid. The level of participation by workers' children in the recreation program increased by 80%. The Health Insurance Program (HCM) was redesigned, resulting in lower costs and improved service, covering a total of 21,500 during the year.

In 2005 Training and Development have proved crucial to MERCANTIL's companies in Venezuela and abroad. Implementation of the pilot program to evaluate the competencies of employees in the Global Operations and Technology Unit continued. As a result of this experience, the Staff Competencies Model will be designed for all the personnel at MERCANTIL. Staff training continued under the Mercantil Management Development Program, Advanced Operating Program, Professional Training Program, Project Management Program and Global Insurance Training Program.

An extensive training program amounting to 367,000 hours and an investment of Bs. 5,580 million was implemented as part of the staff development policy. In all, 10,576 participants were trained during the year, averaging 35 hours of training per participant. Distance training through online courses continued to be one of the most popular forms of professional and technical improvement through online courses. This teaching method accounted for 40% of the training given in 2005. The most widely accepted courses were English for MERCANTIL employees in Venezuela, Anti-Money Laundering, Quality Challenge the Operational Risk and Information Security. The Program "ABC of Prevention of Accidents in the Workplace" was designed and will be implemented on a wide scale in 2006 for employees in Venezuela.

A census on MERCANTIL's Organizational Climate was conducted in the last quarter of 2005 (with the participation of 75% of the personnel) in conjunction with the Great Place to Work Institute. The results obtained reveal that more than 80% of employees said that having taken all the variables evaluated into consideration, MERCANTIL really is a great place to work. In Venezuela, Banco Mercantil and Seguros Mercantil were ranked among the top ten best companies to work for. They were the only whose capital is 100% Venezuelan and the only ones in the financial services category.

From the point of view of changes in labor legislation, 2005 was a particularly active year in Venezuela. The necessary measures were taken to comply with the new social security legislation: Housing and Habitat Law, Employment Law, Organic Law on Prevention, Work Conditions and Work Environment (LOPCYMAT), as well as other provisions labor issued by the Executive and the Judiciary.

Harmonious relations were maintained with the National Federation of Workers and their affiliated syndicates, within a framework of mutual respect and autonomy. The Company repeatedly acknowledges the importance of its long-standing relationship with the representatives of Banco Mercantil's Workers' Union, during which time the parties have strived to strengthen and improve workers' benefits, within the conditions of the market, while maintaining a good balance between the realities and capabilities of the company and the expectations of its workers.

It is noteworthy that in MERCANTIL's different companies and units, there is a sound base of professional and ethical principles, borne out by the fact that 91% of the workers recognize the company to be serious and honest; acknowledging that MERCANTIL's Code of Ethics determines the way of life in the Organization. According to the Great Place to Work Institute this proportion is above the average of the 100 best companies of Europe and the United States.

Human Resources began a project in 2005 to improve its technological platform of services to allow employees to access them on a self-service basis, in search of synergies between all MERCANTIL's Human Resource Units and compliance and organizational compliance.




Jesus
Soto


From El Nacional Archive



Jesús Soto
Trapecio, 1976.
Acrylic and metal
on stainless steel.
35.7 x 41 x 29 cm.
Mercantil Collection

Risk Management

In 2005, MERCANTIL continued to work on the plans laid down in its Strategic Risk Agenda with a view to consolidating Global Risk Management. Implementation of the new risk structure was concluded and an independent, global approach was taken, intensifying the role of the risk units in the field of decision-making and risk culture, and improving organizational efficiency and effectiveness.

At the same time, internal policies and process were strengthened in keeping with the new needs. International models and systems were developed and validated and management indicators were risk-adjusted (RAROC) along with tools such as Value at Risk (VaR), Economic Capital and Stress Testing for the analysis, control and measurement of different risk exposures. All of this was undertaken to comply with the Strategic Agenda and the new international standards.

Credit Risk

Credit Risk management at MERCANTIL was made even stronger in 2005, and the risk culture throughout the organization was intensified. Global guidelines were included in a new manual on credit risk policies which will certify existing policies in all branches in Venezuela and abroad.

Continuing with the strategy to align to best practices, methodologies were created to classify and quantify loan risk, in particular improvements to calculations of expected losses by determining losses due to default. The technological platform for global risk management was also evaluated in 2005 and projects to improve risk management were prepared for implementation during 2006. Improvements were made in the field of architecture and reengineering of loan risk processes in line with international standards.

Current endeavors to improve credit risk management, reflect the improvements in MERCANTIL's rates of portfolio quality and profitability.

Breakdown of Credit Risk Exposure

The controlled growth of the loan portfolio reflected a change in the distribution of credit risk exposure, as can be seen below:

Breakdown of Credit Risk
(Year 2005 MERCANTIL)



Venezuela
USA
Others Countries
México
% 20
18
16
14
12
10
8
6
4
2
0
Other Companies
Government
Venezuelan Central Bank
Corporate
Real Estate
Individuals
Financial
Cash and Other Assets
Goverment Agencies

Exposure was highest in the Other Companies segment (Small and Medium-Sized Businesses) with 19%: 11% corresponding to Venezuela, 7% to the US and 1% to other countries.

Exposure from the Government segment was 18% of the total broken down between Venezuela and the US, while 15% corresponded to investments and legal reserve in the Central Bank of Venezuela, similar to 2004.

Financing of Corporate clients in 2005 accounted for 14% of total risk exposure distributed as follows: Venezuela 9%, USA 3%, Mexico 1% and corporations in other countries the remaining 1%.

The Real Estate Loan segment accounted for 9% of the total credit risk exposure compared with 7.2% in 2004. Personal Loans accounted for 8% of the total exposure, compared with 5.7% in 2004, corresponding mainly to Venezuela and distributed among a high number of customers with various products (credit cards, auto loans, real estate loans, etc.).

The following figure related to risk profile illustrates how total risk exposure is broken down according to a Master Rating Scale which is used to rate MERCANTIL clients according to their risk level. The scale goes from 1 to 10, with 10 being the best rating. Each level is associated with a default probability which is fed into the internal models to calculate economic capital.

Client Credit Risk according to Master Rating Scale
Mercantil
Year 2005



%30
25
20
15
10
5
0
1
2
3
4
5
6
7
8
9
10
Rating to Master Scale

Market Risk

MERCANTIL analysis different methodologies to measure market risk. These include Value at Risk (VaR) based on the Variance Covariance method with a 98% interval of confidence and a one-day time horizon, Interest-rate sensitivity (Repricing Gaps, Risk Gains), Liquidity Gaps and a series of other measures and indices for managing market risk. These models are compared with backtesting studies and complemented by simulations, adding stress situations based on extreme market conditions.

Market Risk in Positioning Activities in 2005

As far as MERCANTIL's positioning activities, in aggregate terms, the average VaR of the consolidated investment portfolio, classified as available for sale during 2005, was Bs. 23,641 million (US$ 12.3 million) which represents 0.4% of this position. These figures are down on last year's when the average VaR was Bs. 19,804 million (approximately US$ 10.3 million), representing 0.6% of the position.

With the September 2005 sale of MERCANTIL's position in Bancolombia's stock, the Institution's VaR declined by 39%.

Market Risk in Trading Activities in 2005

MERCANTIL's trading and positioning activities were concentrated on fixed income markets in Venezuela, Latin America and the United States.

Venezuelan Financial Market

In the Venezuelan financial market the daily price volatility of bolivar-denominated debt securities continued to decline, having reached levels of approximately 0.23% in 2005 compared with 1.23% in 2004.

Throughout the year fixed income trading activity in bolivars maintained an average VaR of Bs. 825 million, with a high of Bs. 1,921 million and a low of Bs. 241 million. By applying the backtesting methodology to the VaR model, the expectation ratio is 2%.

Latin American Markets

The volatility level of Venezuelan sovereign bonds in foreign currency declined during 2005, as can be seen from the daily price volatility of the global bond due 2027 which remained around 0.71% in 2005, which was lower the 1.2% recorded for 2004.

The average VaR of fixed income trading activity in foreign currency was US$178,000. The maximum value observed was US$ 518,000 and the minimum US$ 1,000. If the backtesting methodology is applied to the VaR model, the occurrence/expectation ratio is 2%.

Backtesting Fixed Income in bolivars year 2005


Registros = 253
Salidas del Limite = 4
% Salidas = 2

Backtesting Fixed Income in Foreign Currency year 2005


Registros = 250
Salidas del Limite = 6
% Salidas = 2

US Market

MERCANTIL participated in this market with Collateralized Mortgage Obligations (CMO) and Mortgage-Backed Securities (MBS) trading activities which had VaR of US$ 202,000 at the close of 2005. The maximum value observed was US$ 230,000.

Operational Risk

MERCANTIL made good headway in implementing Operational Risk management in 2005, targeted its efforts at all times at the effective global management of operational risks inherent to the activities conducted in all the markets in which it operates.

The scope of Operational Risk was expanded to identify risks and compile events and to report and monitor activity, including classification and assignment of the different business lines. This is an ongoing process that can be used to develop models so as to allocate capital. A self-assessment tool was used to evaluate processes and consolidated reports of operational risk events were generated. This made it possible to strengthen the quantitative view of operational risk, making it easier to define and implement mitigation plans.

Operational Risk events compiled from MERCANTIL's main companies is as follows:

Risk analysis and distribution based on frequency and severity has become a permanent means of monitoring and identifying mitigating factors. One of the most important mitigating factors is the acquisition of insurance policies against severe risks, assigning the right cover and optimizing the cost-benefit ratio. Still on the subject of best practices, the first steps were taken towards consolidating policies at MERCANTIL.

Efforts to strengthen MERCANTIL's awareness programs were stepped up. With support from an independent international consulting firm, processes were implemented to measure risk culture at some subsidiaries, and the results obtained indicate that the risk culture within the organization is better than it was.

New preventive action was incorporated to boost the Business Continuity Plan as could be seen when it was implemented during the hurricane season in Florida, considered one of the worst ever.

Mercantil Servicios Financieros
Operacional Risk Event Distribution
Year 2005


% 90
80
70
60
50
40
30
20
10
0
External fraud
Execution, delivery and process management
Impact on business and system malfunction
Damage to physical assets
Internal fraud
Work practices and security in the work environment
Practices related with clients and products

Severity: Impact of the event in monetary terms

Frequency: Number of times an event occurs in a given term

Credit Ratings

Mercantil Servicios Financieros	Fitch Ratings	Clave
National Rating		
Long Term	AA(Ven)	-
Short Term	F1(Ven)	-
Unsecured Bonds (long term)	A2	A2
Commercial Paper (short term)	A2	A1

Banco Mercantil	Fitch Ratings	Moody´s
National Rating		
Long Term	AA(Ven)	-
Short Term	F1(Ven)	-
International Rating		
Long Term (foreign currency)	B+	B3
Short Term (foreign currency)	B	-
Individual	C/D	E+

Commercebank	Fitch Ratings
International Rating	
Long Term (deposits)	BBB
Long Term	BBB-
Short Term	F3
Individual	B/C

Several credit rating processes were applied in 2005. The ratings of Banco Mercantil and Commercebank N.A. were reviewed and an initial rating was assigned to Mercantil Servicios Financieros (MERCANTIL). Its short term debt issues had already been rated and for the first time, like the other banking subsidiaries in Venezuela and the United States, it was given a rating. These ratings reflect the strength of MERCANTIL and its institutions in Venezuela and abroad.

The following table summarizes the credit ratings that Clave Sociedad Calificadora de Riesgo, Fitch Ratings and Moody's Investors Service gave to Mercantil Servicios Financieros, Banco Mercantil (Banco Universal) and Commercebank N.A., by risk rating.

The national risk ratings for Banco Mercantil reflect a sound market position, optimum risk management, a stable, diversified deposit base, and adequate levels of capitalization and liquidity. They are also the best ratings of a financial institution in Venezuela. The international ratings are largely dependent on the country risk of Venezuela whose current rating, according to Fitch Ratings is BB- and B2 according to Moody's.

All the ratings of MERCANTIL's issues are the best given to a Venezuelan issuer and reflect the low risk of those instruments, given the capacity to pay the capital and interest under the agreed terms and conditions.

The national risk ratings for Banco Mercantil reflect a sound market position, optimum risk management, a stable, diversified deposit base, and adequate levels of capitalization and liquidity. They are also the best ratings of a financial institution in Venezuela. The international ratings are largely dependent on the country risk of Venezuela whose current rating, according to Fitch Ratings is BB and according to Moody's B2.

For Commercebank, the rating is for the investment grade and the credit risk is low. It is a very positive rating and reflects good liquidity management by the bank, the sound quality of assets and a stable financing profile.



Jesús Soto
Vibración, 1961.
Acrylic, ink, jute and wire on wood.
99.5 x 100 x 16.5 cm.
Mercantil Collection

Prevention and Control of Money Laundering

The main activities in this area were strengthening coverage and minimization of money laundering risks through the approval and implementation of policies; bi-annual updating of the Manual on Policies, Standards and Procedures; appointment by the Board of Directors of 190 employees with responsibility for compliance in the areas they manage; implementation of new administrative and operational monitoring and control processes; application of the Wolfberg Principles standards on compliance for correspondent accounts; personnel training with special emphasis on the people who administer the most risk-sensitive processes, and acquisition of state-of-the-art technology. All this has resulted in an efficient and effective risk management structure that has a high level of professionalism and interacts with the rest of the units in an environment of continuous improvement.

Officials from the Operational Infrastructure, Legal Counsel, Internal Audit, Operational Risk, Security, Channels and Prevention and Control of Money Laundering areas attended national and international conferences on money laundering and terrorism financing.

Mercantil's Anti-Drugs Program "Knowing is Winning" was designed. An annual program of activities is organized for workers and their families to make society aware of the dangers of drug trafficking and drug use and the need for prevention, in accordance with the provisions of Article 96 of the Organic Law Against Illicit Traffic and Use of Narcotic Drugs and Psychotropic Substances.

The Unit maintains a constant channel of fast and effective communication with the regulatory bodies. The staff from the Unit attended a Money Laundering Seminar organized by the National Financial Intelligence Unit (UNIF) of the Superintendency of Banks.

At Mercantil the "Know your Customer" policy is crucial to the timely detection of operations presumed to involve money laundering. The money laundering prevention and control compliance processes are reviewed constantly by the Superintendency of Banks and the External and Internal Auditors.

The control and oversight mechanisms in place, especially at Mercantil's subsidiaries – Banco Mercantil, Commercebank, Seguros Mercantil, Merinvest, Banco Mercantil Venezolano, in Curaçao; Banco del Centro, in Panama; BMC Bank and Trust Limited, in the Cayman Islands and Banco Mercantil (Schweiz) AG, in Zurich, Switzerland – are, given the nature of their activities, adequate for the timely detection of operations presumed to involve money laundering.

A seminar on Prevention and Control of Money Laundering and Terrorism Financing was held in Curaçao, and attended by officials from Banco Mercantil Venezolano, Banco Mercantil Curaçao and Diners Club Curaçao. It clarified some important aspects contained in Resolution 185-01 of the Superintendency of Banks and the Organic Law Against Organized Crime in Venezuela and the forty-four (44) plus eight (8) recommendations of the Financial Action Group (GAFI) on International Risk-Management Standards

In 2005 the Organic Law Against Organized Crime and the Organic Law Against Illicit Traffic and Use of Narcotics and Psychotropic Substances were passed. This legislation reinforces the Comprehensive System for the Prevention and Control of Money Laundering and must be complied with by the parties referred to in the law.

Internal Audit

Mercantil Servicios Financieros (MERCANTIL) has an Internal Audit Unit that advises and evaluates the effectiveness of the internal control and risk identification system through a systemic, professional and independent approach. This Unit provides information and analysis and issues recommendations on the operational, financial systems and tax areas to ensure that any action taken complies keeping with the regulations, policies, standards and procedures of the Company that were put in place to meet the objectives of its strategic plan.

MERCANTIL's Internal Audit Board conducts its audits in coordination with the Board of Directors Audit Committee, based on risk assessment, compliance with internal controls and the efficient use of resources at home and abroad.

The structure of MERCANTIL's Internal Audit Unit is made up of the Global Audit Unit of MERCANTIL, the Audit Unit of Banco Mercantil, Seguros Mercantil, Asset Management and Commercebank, and through these the controls applied to central processes and units, systems, tax and compliance areas and banking centers, branches and agencies are evaluated.

During 2005, 1,234 audits were conducted and distributed as follows:

	Audit Type						
					Money Laundering Prevention & Control		
Internal Audits	General	Special	Follow-up	Quality	Central Processes	Branches and Agencies	Total
Banco Mercantil	440	96	50	69	56	300	1,011
Asset Management	21	2	-	-	3	-	26
Seguros Mercantil	80	31	-	-	9	18	138
Commercebank	50	4	1	-	2	2	59
Total MERCANTIL	591	133	51	69	70	320	1,234

During 2005, Banco Mercantil's Internal Audit Unit afforded priority to the evaluation of the Units that handle the control processes that have the greatest impact, and to the regulations in force. Resources were used to identify gaps and detect, follow up corrective action plans by unit and process administrators, support the external auditors in their audits, train personnel to certify processes in accordance with the provisions of the Sarbanes–Oxley Act, evaluate anti-money laundering procedures and verify compliance with quality standards (ISO 9001-2000) by the certified units and processes and become Fondonorma certified.

Banco Mercantil obtained certification from Fondonorma in 2005 for the following processes: On-line Bank Transaction Services, Direct Delivery of Checkbooks to Accountholders and Embossing and Distribution of Credit Cards, and ratification of the Certification of the Mercantil Call Center (CAM), Caracas. This process required an Internal Audit review to verify the processes followed for the certification.

The responsibilities of Commercebank's Audit Unit include a review and evaluation of the different units and processes and timely delivery to senior management of the results and recommendations so that COMMERCEBANK can take action in accordance with the statutory regulations in force and the policies, standards and procedures in place.

The Unit is made up of a team of professionals who execute the program for auditing Corporate Processes, the Network of Offices and the Systems, covering all COMMERCEBANK's units and companies. The Audit Unit uses independent consultants when additional specialists are needed.

The Global Audit Unit makes its recommendations and includes them in reports. These are distributed to COMMERCEBANK's Audit Unit and helped to strengthen its Internal Control and improve its administration in 2005.

The responsibilities of the Audit Unit of Seguros Mercantil include reviewing and evaluating the different units and processes and the timely presentation of its findings to senior management to ensure that Seguros Mercantil is acting in accordance with the laws, regulations, policies, standards and procedures in force. The internal management structure is split into specialized functions: Central Processes, Network of Branches and Agencies, and Information Technology. All the units and processes in Venezuela and abroad are overseen by the Audit Unit.

During 2005, the Audit Unit has helped to strengthen Seguros Mercantil's internal controls through various mechanisms: as adaptation of the risk matrix, improvement of rating systems and identification of the gaps to which the organization is exposed. This helps to improve the administration of the company. It also fosters the creation and effective application of internal controls so that resources are protected and reliable; sufficient and timely financial information is presented; company directors are informed of its findings and of the results of the corrective action taken by the different Units to mitigate risks.

The Global Internal Audit Unit uses best international practices to help the organization achieve its objectives.

Altogether 138 audits were conducted in 2005 comprising 15,521 man-hours and supervision of 94% of the Branches and 100% of the Regional Offices. Additionally 28 centralized processes and 17 technological assets were evaluated and 31 special audits were carried out.

Corporate Governance

Mercantil Servicios Financieros is registered in Venezuela. The Company's shares are traded on the Caracas Stock Exchange and there is also a program of Level 1 ADRs which are traded over the counter in the United States. MERCANTIL's Corporate Governance structure is based on its By-Laws, the Capital Market Law, the Code of Commerce and the Resolutions issued by the National Securities Commission (CNV) on the subject.

Ever since MERCANTIL was incorporated, its Administrators have maintained a close relationship with their shareholders, customers, creditors and employees, marked by the highest professional and ethical principles to guarantee transparent, efficient and proper management. The Corporate Governance structure has been designed to facilitate the supervision and work of the Board of Directors and Management and thereby safeguard the interests of its shareholders, customers, creditors and staff.

In the area of Corporate Governance, MERCANTIL has not restricted its activities to the requirements of the standards. To remain at the forefront in this field, the Board of Directors and Management of MERCANTIL study the latest trends in this field so the Company's Corporate Governance structure can be adapted to current best practices.

All MERCANTIL'S activities are carried out in line with the most stringent ethical and professional principles. MERCANTIL and its subsidiaries have a Code of Ethics that encompasses a series of ethical principles and values that guide decisions and actions. It covers fundamental duties such as probity, loyalty, efficiency, co-fraternity, honesty, sincerity, dignity and law abidance. It also sets standards on conflict settlement and complements the provisions of the Company By-laws in this area. The By-laws stipulate how such situations should be handled and ban Board Members from taking part in discussions on any matters in which they, or their partners in civil or mercantile companies, have a personal interest, requiring that directors remain outside the meeting room until a final resolution to such matters is found.

MERCANTIL's governance structure is comprised by the Shareholders' Meeting, followed by the Board of Directors, with its Audit, Risk and Compensation Committees, the Executive Committee, the President and Executive President (both offices are currently held by the same person), the Internal Auditor and the Compliance Officer.

Board of Directors

The Board of Directors must act efficiently and in the interests of its shareholders, creditors, customers, employees and the community in general. It is responsible for defining corporate strategies, determining business policies and setting and controlling the strategic direction of the institution. The Board supervises management of the Organization's different business and support areas and evaluates results by comparing them against previously approved plans and strategies, performance in previous years and the general banking environment.

In accordance with best corporate governance practices, most of the Directors on MERCANTIL's Board are independent of the Administration. This further demonstrates their commitment to international management standards and is consistent with best corporate governance practices.

The Directors are highly qualified and well-versed in business and finance which guarantees their performance. The Board of Directors is made up of 8 principal directors and 16 alternates. It appoints one of its officers as President and Executive President and both of these offices may be held by one and the same person. The Board meets once a month and whenever else the President deems necessary.

With a view to ensuring better transparency and control over management procedures, MERCANTIL's By-Laws provide for the creation of the Compensation and Audit Committees whose functions are governed thereby. Since 1981, the Bylaws of the Banco Mercantil subsidiary have stipulated that both these Committees must exist. At a Board meeting held on May 31, 2001 a decision was reached to create the Risk Committee. These Committees are comprised mainly of Directors who are Independent from the Bank's Administration

Board of Directors Compensation Committe

The Committee is responsible for setting the organization's remuneration policy, approving the remuneration of the President and Executive President and senior management and informing the Board of Directors. In 2005 the Compensation Committee met ten times and dealt with the following topics: review of staff turnover, follow-up of labor demands; review of the short-term executive incentive program, review and discussion of the Reform of the Food Program Law; information on the special financing program for workers; annual wage policy, preliminary analysis of the draft reform of the Organic Labor Law; follow-up of the Mercantil retirement pension plan; remuneration of the Chairman; recommendation on contributions to the BMA Foundation to be earmarked to the long-term incentive program; discussion of the variable remuneration scheme for Senior Management; follow-up of the short term executive incentive program for the first semester of 2005.

Members

Gustavo J. Vollmer H. (Coordinator)
Alfredo Travieso P.
Víctor Sierra
Gonzalo Mendoza
Oscar Machado K.
Luis Esteban Palacios W.
Luis Alfredo Sanabria U.
Gustavo Marturet (Ex officio)

Board of Directors Audit Committee

Responsible for analyzing and reviewing accounting and management policies, opinions and reports of the internal and external auditors, establishing Reserves, Financial Statements and their Notes and formulating recommendations to the Board on matters incumbent upon it. It also approves the engagement and remuneration of external auditors. In 2005, the Audit Committee met nine times and dealt with the following topics: review of the financial statements of Mercantil and its subsidiaries, the internal auditing activities of Mercantil's different subsidiaries and anti-money laundering activities, remuneration of External Auditors; discussion on the implications of the Sarbanes-Oxley Act and the Patriot Act; commissioning of external advisors to adjust the way financial statements are presented in order to comply with International Financial Reporting Standards (IFRS); discussion on conclusions of the work of the external advisors to adapt the structure, responsibilities and functioning of the Committee to best corporate governance practices, follow-up of the project to present financial statements in accordance with US GAAP, consideration of internal control aspects and consideration of the Internal Audit Plan for 2006.

Members

Luis A. Romero M. (Coordinator)
Roberto Vainrub
Eduardo Mier y Terán
Federico Vollmer
Germán Sánchez Myles
Gustavo Machado C.
Francisco Monaldi
Gustavo Marturet (Ex officio)

Board of Directors Risk Committee

Approves MERCANTIL'S risk profile, policies and limits. Optimizes the use of capital to support the approved risk profile. In 2005 the Risk Committee met seven times and dealt with the following topics: discussion and evaluation of the Business Continuity Plan and the Disaster Recovery Plan; credit risk, market risk and operational risk profiles; discussion on the increase in the Venezuelan Government's limits and considerations on public debt bond issues (Venezuelan Government); discussion on issues related to Basle II; discussion on plans for 2005 concerning the Operational Risk, Credit Risk, Market Risk and Risk Analysis Units comprising the Global Risk Unit; approval of changes to the manuals on Credit Risk, Market Risk and Operational Risk; approval of the fraud detection project for the Seguros Mercantil subsidiary.

Members

Gustavo J. Vollmer A. (Coordinator)
Jonathan Coles W.
Miguel Angel Capriles L.
Rafael T. Hernández A.
Gustavo Galdo
Luis A. Marturet
Guillermo Sosa S.
Carlos Hellmund B.
Claudio Dolman
Gustavo Marturet (Ex officio)

Executive Committee

MERCANTIL has an Executive Committee comprising the President and the Executive President and up to eight senior managers from the Business and Support areas of the organization, which guarantees the timely implementation of MERCANTIL's decisions and strategies.

This Committee meets once a week and holds extraordinary meetings as required. It is responsible for evaluating options and formulating recommendations on policy matters, objectives, strategies and organization and submitting them to the Board of Directors for consideration. It must also guide Management's efforts to implement the policies adopted and evaluate the result of the implementation.

President

The Chairman of the Board is the Company's President and is responsible for managing the Company's activities and business, chairing Shareholders' Meetings, Board Meetings and meetings of the Executive Committee, and assisting and advising them on policies and objectives, strategies and major decisions, as well as representing the Company before political and administrative authorities and other public or private entities or individuals.

The Executive President is responsible for the management and executive coordination of the Company's administration at the highest level; submitting to the consideration of the Board of Directors and the Executive Committee policy issues, objectives, strategies and major decisions, and keeping both bodies informed about the Company's financial situation and the results of its operations. The Executive President's responsibilities also include designing, establishing and developing the Company's organizational structure and appointing and removing from office General Managers, Consultants and Advisors, as required.

In accordance with a Board decision, pursuant to the provisions of the Company By-laws and subject to a decision by the Board of Directors, the offices of President of the Board of Directors and Executive President may be held by the same person.

Internal Auditor

In accordance with the regulations applicable to MERCANTIL and its subsidiaries, MERCANTIL has an Internal Audit Manager who works in conjunction with the Audit Committee when the overall operations of MERCANTIL and its subsidiaries are examined.

The Internal Audit Manager heads the Global Internal Audit Unit, which designs MERCANTIL's internal audit plan together with the Audit Committee. This plan is executed throughout the year. The results of the internal audit are reviewed and discussed periodically by the Audit Committee and the Board of Directors, so that any corrective action necessary may be taken.

Compliance Officer

In accordance with the regulations on the matter, Mercantil has a Compliance Officer who chairs the Committee on the Prevention and Control of Money Laundering and is responsible for designing the Annual Operating Plan for Prevention and Control of Money Laundering, coordinating and supervising the Anti Money-Laundering Committee and the Money Laundering Prevention and Compliance Unit, coordinating MERCANTIL's staff training activities on anti-money laundering and maintaining institutional relations with the regulatory bodies on the matter. The Compliance Officer also advises the Audit Committee and the Board of Directors on compliance with their obligations under the legislation in force on money laundering.

In accordance with the regulations applicable to MERCANTIL and its subsidiaries, MERCANTIL has an Internal Audit Manager who works in conjunction with the Audit Committee when the overall operations of MERCANTIL and its subsidiaries are examined.

Disclosure of Information

Following the standards of the regulatory organizations, MERCANTIL prepares and publishes the Company's Financial Statements on a semi-annual basis. In compliance with the pertinent regulations, MERCANTIL prepares a quarterly report containing detailed and precise information on economic and financial data, as well as other relevant data for the market, which is disclosed to the public, the National Securities Commission and the Caracas Stock Exchange through nationwide distribution methods, and by e-mail to analysts and participants in the local and international markets.

Information is also distributed periodically to the Securities and Exchange Commission under the obligation associated with maintenance of the MERCANTIL's Level 1 ADR program in the United States of America. MERCANTIL's financial information is also available on the website of the Banco Mercantil subsidiary at www.bancomercantil.com.

Thus MERCANTIL fulfills the regulations on immediate dissemination of any information that may materially affect its share price.

Lastly and most importantly, MERCANTIL has an Investor Relations Unit whose functions include the timely dissemination of information to investors by different means, including events and presentations.

Report of the Board of Directors of Mercantil Servicios Financieros on compliance with the Principles of Corporate Governance adopted by the National Securities Commission (CNV)

Pursuant to Resolution N° 19-1-2005 of the National Securities Commission (CNV) dated February 2, 2005, published in Official Gazette of the Bolivarian Republic of Venezuela N° 38,129 of February 17, 2005, the Board of Directors of Mercantil Servicios Financieros submits to the Ordinary General Assembly of Shareholders this report on the degree of compliance with the Principles of Corporate Governance adopted by the National Securities Commission as provided for in said Resolution.

Independent Directors of the Board of Directors

At its February 23, 2006 meeting, the Board of Directors examined the independence of each director and determined that, according to the criteria on the independence of Directors, contained in the above-mentioned resolution, at least a fifth of the members of the Board of Mercantil Servicios Financieros are independent directors. Thus Mercantil Servicios Financieros meets the provisions set out on this matter in the Resolution issued by the National Securities Commission on the Principles of Corporate Governance whereby at least one fifth of the Board of Directors must be comprised by independent directors.

In order to meet the level of transparency and disclosure required on this matter, the report distributed to the shareholders contains a brief resume on each Director.

Audit Committee

All the members who vote on the Audit Committee of Mercantil Servicios Financieros are independent directors, according to the criteria on the independence of directors contained in said Resolution. Dr. Gustavo A. Marturet, in his capacity as President and Executive President of the Company, assisted this Committee as an ex officio member. The Audit Committee has responsibilities and exercises them in matters regarding the Principles of Corporate Governance. The Committee also deals with other matters. The chapter of the report that refers to Corporate Governance states the matters dealt with by this Committee in 2005.



Jesús Soto
Sin Título, 1967
Untitled, 1967
Acrylic and silkscreen on plexiglass
29.1 x 42.8 x 8 cm.
Mercantil Collection

Performance of Subsidiaries

MERCANTIL manages its global operations in Venezuela and abroad and presents them on a consolidated basis in the chapter Management Discussion and Analysis. MERCANTIL's operations through each of its subsidiaries as of December 31, 2005 are summarized below presented in accordance with the accounting standards of the National Securities Commission (CNV).

Further comments and a summary of the financial statements of MERCANTIL's main subsidiaries, based on the accounting standards applicable to each of these are presented herein. In accordance with these standards, there are differences regarding the information consolidated in the previous table. Banco Mercantil complies presents its financial statements in accordance with the standards of the Superintendency of Banks in Venezuela and Commercebank with US-GAAP. Seguros Mercantil in accordance with the Superintendency of Insurance in Venezuela, and Merinvest in accordance with the National Securities Commission (CNV).

Mercantil Servicios Financieros[1]

(In millions)

Shareholders' Equity Bs. 2,158,049 (12/31/05)

Shareholder's Equity	Banco Mercantil C.A. Bs. 1,209,443	Commercebank Holding Corp. Bs. 521,233	Holding Mercantil Internacional Bs. 93,995	Seguros Mercantil C.A. Bs. 163,884	Merinvest C.A. Bs. 51,181	Others Bs. 118,313	Total
Main Activity	Venezuelan Universal Bank	Commercial bank, brokerage and trust services in USA Commercebank N.A. Commercebank Investment Services (CIS) Commercebank Trust Company (CTC)	International Banks Banco Mercantil (Schweiz), AG. (Switzerland) BMC Bank & Trust (Cayman Islands) Banco Mercantil Venezolano NV (Curacao) Banco del Centro Panamá	Insurance in Venezuela	Investment Banking, Mutual Funds, Trading & Brokerage in Venezuela Merinvest Sociedad de Corretaje C.A. Mercantil Sociedad Administradora de Entidades de Inversión Colectiva C.A Mercantil Servicios de Inversión, C.A.	Other non Financial Businesses	
(In millions of Bs.)[1]							
Total Assets	13,690,937	9,043,981	773,270	521,427	47,675	188,422	24,265,712
Investments	4,600,751	4,390,963	446,976	363,397	44,136	146,129	9,992,352
Loan Portfolio (Net)	6,762,736	4,231,946	300,016	0	0	0	11,294,698
Deposits	11,811,555	7,056,016	614,716	0	0	0	19,482,287
Net Income for the year	465,043	79,878	15,272	52,425	21,350	80,981	714,949
(In millions of US$)[2]							
Total Assets	6,384	4,217	361	243	22	88	11,315
Investments	2,145	2,047	208	169	21	68	4,659
Loan Portfolio (Net)	3,153	1,973	140	0	0	0	5,267
Deposits	5,508	3,290	287	0	0	0	9,084
Net Income for the year	221	38	7	25	10	38	339
Number of Employees	6,677	699	43	1,062	37	94	8,612

1 Financial information in accordance with National Securities Commission Standards. Includes figures net of elimination of intercompany transactions.

2 Dollar figures are presented for reference only. They do not represent an accounting basis. Balance Sheet figures are converted at the period-end exchange rate Bs. 2,144.6 /1US$ and Results are converted at the period average exchange rate of Bs. 2,106.4/1US$. There is an exchange control in place in Venezuela since February 2003.place in Venezuela since February 2003.

Banco Mercantil

Banco Mercantil's total assets grew Bs. 2,630,143 million (32%) compared with December 2004. During 2005 the Net Loan Portfolio grew Bs. 3,072,156 million (83.2%) and Public Deposits Bs. 2,297,458 million (34.4%). Loan Portfolio remains very favorable. The ratio of Past Due and In Litigation Loans to Total Loans is 0.4% (1.0% at December 31, 2004), versus 0.9% for the Venezuelan financial system.

At the close of 2005 Banco Mercantil is the second financial institution in terms of market share with 12.3% of the system's Total Assets. The Institution with the highest market share has 12.5%. It ranks first in terms of the Gross Loan Portfolio, with a 17.1% market share. It is the leader in the domestic banking system with a market share of 14.7% of Total Deposits not including Government Deposits and comes second in the case of Deposits not including Investments sold under agreement to repurchase, with a market share of 12.3%

At June 30, 2005, 49.59% of the Investments in Securities are accounted for by Certificates of Deposit and other securities issued by the BCV; 35.08% by securities issued or guaranteed by the Venezuelan Government and 15.33% by securities issued by the Venezuelan private and international sectors, mainly the United States.

At December 31, 2005 Investments in Securities are accounted for by Certificates of Deposit and other securities issued by the BCV; 35.7% by securities issued or guaranteed by the Venezuelan Government; 5.0% by securities issued by the US Government and 3.2% by securities issued by the Venezuelan private and international sectors, mainly the United States.

Shareholders' equity grew Bs. 181,713 million (17.8%) versus the close of December 2004. This increase includes mainly Bs. 471,875 million in net earnings for 2005 and Bs. 52,299 million in common shares subscribed. It also includes reductions of Bs. 342,461 million, of which Bs. 131,055 million correspond to cash dividends paid; Bs. 61,432 million to preferred shares redeemed, Bs. 120,978 million to the adjustment to market value of investments available for sale and Bs. 28,996 million to the adjustment due to the translation of assets from the foreign subsidiary.

At December 31, 2005, the Equity/Assets ratio was 11.1% (minimum requirement 10%) and Equity/Risk-Weighted Assets, according to the standards of the Superintendency of Banks of Venezuela, was 13.,9% (minimum requirement 12%).

Net Earnings for the year were Bs. 471,875 million, a year-over-year increase of Bs. 116,142 million (32.6%). The main reason for this increase was the gain from the sale of Banco Mercantil's position in Bancolombia, as well as the broader financial margin due to the growth in average volumes of financial assets and liabilities.

As of December 31, 2005, the Gross Financial Margin increased by Bs. 89,781 million, 13.1% more than at the end of the previous year when it reached Bs. 685,880 million, mainly due to the increase in the volumes of financial assets and liabilities compared to December 2004 which averaged 58.9% and 65.1% respectively, since interest rates in Venezuela were on a downward trend compared to December 2004.

Operating Expenses increased Bs. 182,729 million (33.6%) in 2005 by comparison with 2004, mainly due to the Bs. 104,999 million (43.95%) rise in Personnel Expenses due on the one hand to the minimum wage measures introduced by the Venezuelan Government, and on the other to the application of wage increase policies, incentive plans, staff benefits and a 9.5% increase in payroll. Other factors were the Bs. 14,368 million (48.2%) increase in Advertising Expenditure, new campaign spots in 2005 and Bs. 14,453 million (42.7%) growth in expenditure on outsourcing and fees.

Inflation in Venezuela in 2005 was 14.4% and devaluation 12%; these variables had a significant effect on Banco Mercantil's operating costs.

Banco Mercantil Year Ended (in millions)	**2005** US$[1]	**2005** Bolivars	**2004** Bolivars	**2003** Bolivars
Total Assets	5,059	10,848,554	8,218,411	5,807,116
Investments in Securities	769	1,648,167	2,817,299	2,557,783
Loan Portfolio, net	3,153	6,762,736	3,690,580	1,857,567
Deposits by Customers	4,184	8,972,559	6,675,101	4,702,207
Equity	560	1,200,200	1,018,487	774,035
Net Earnings for the Year	224	471,874	355,733	236,779

Historic figures presented according to the Superintendency of Banks and Other Financial Institutions' standards.
(1) Balance Sheet figures are converted at the period-end exchange rate of Bs. 2,144.6 /1US$ and Results are converted at the period average exchange rate of Bs. 2,106.4/1US$.

Commercebank Holding

At December 31, 2005, Commercebank Holding had total assets of US$ 4,227 million, 14.5% higher than in December 2004. The Investment Portfolio increased 11.1% over that same period and is made up mainly of highly liquid instruments issued by the U.S. government of U.S. sponsored agencies. The Net Loan Portfolio grew 13% to US$ 1,983 million. Total Deposits at December 31, 2005 were US$ 3,361 million, representing a 5.4%, variation with respect to December 31, 2004. Profits for Commercebank in 2005 were US$ 38 million, 48.4% higher than the US$ 25.6 million earnings recorded for the previous year. This growth can be attributed mainly to higher average volumes of assets.

Operating Expenses for the year grew US$ 4.0 million (13.4%) compared to 2004, due mainly to the expansion of the infrastructure for handling new strategies and the expansion of the network of agencies.

The results represent a 1.1% Return on Assets (ROA) versus 0.9% in 2004, and a 14.9% Return on Equity (ROE) compared with 11.8% in 2004. The main Capital Adequacy Indicators for Commercebank Holding are Equity/Assets ratio of 8.1% and Equity/Risk Weighted Assets ratio of 13.65%, in accordance with the standards of the Office of the Comptroller of the Currency (OCC).

At December 31, Commercebank signed a merger agreement to acquire Florida Savings Bank from Florida Savings Bancorp, Inc. under the Federal Bank Merger Act. Florida Savings Bank, a financial institution operating in South Florida since 1999 with branches in Pinecrest, Sunny Isles Beach and Westchester, all located in Miami-Dade County, Florida. At December 31, 2005, Florida Savings Bank had assets of US$ 136 million, loans of US$ 114 million and deposits of US$ 118 million.

During 2005 Fitch Ratings reaffirmed Commercebank, N.A. the investment grade rating. The internationally renowned risk rating agency rated Commercebank BBB as an issuer of deposits and BBB- for long-term debt.

In its decision Fitch Ratings highlighted the sound quality of the assets and the capital position, the stable deposit base and satisfactory financial performance. It also pointed out that Commercebank has posted regular, uniform profits in recent years and demonstrated a sound position of liquity, a sound deposit structure and capital levels that surpass the regulatory designation of "well capitalized" and are adequate to support the Bank's growth and risk levels. Lastly, the real estate loan portfolio is good and diversified.

Commercebank Holding Consolidated Year Ended (in millions)	**2005** US$[(1)]	**2005** Bolivars	**2004** Bolivars	**2003** Bolivars
Total Assets	4,227	9,065,213	7,071,623	5,068,331
Investments in Securities	2,047	4,390,963	3,528,457	2,352,341
Loan Portfolio, net	1,983	4,253,178	3,361,867	2,548,321
Deposits by Customers	3,361	7,207,517	6,109,489	4,386,707
Equity	243	521,604	362,767	264,780
Net Earnings for the Year	38	79,995	48,462	35,380

Figures presented according to accounting principles generally accepted in the United States (USGAAP)
(1) Balance Sheet figures are converted at the period-end exchange rate of Bs. 2,144.6 /1US$ and Results are converted at the period average exchange rate of Bs. 2,106.4/1US$.

Holding Mercantil Internacional

Holding Mercantil Internacional consolidates four overseas financial institutions. Banco Mercantil Venezolano, in Curaçao; Banco del Centro, in Panama; BMC Bank and Trust in the Cayman Islands and Banco Mercantil (Schweiz) AG, in Zurich, Switzerland.

In 2005, the activities of the Banco Mercantil (Schweiz) subsidiary increased as a result of a US$48 million increase in assets compared to 2004, reaching US$ 223 by year end. During that period deposits rose to US$ 187 million, 21.5% higher than the previous year; this increase in deposits led to investment portfolio growth of US$ 103 million, 68.4% higher than in 2004. The loan portfolio grew 9.9% over the same period, to US$ 113 million. Portfolio growth is mainly accounted for by money market investments.

Banco Mercantil (Schweiz) continued to develop its private banking business during 2005 and the volume of assets under management through its BMC Bank & Trust Limited subsidiary in the Cayman Islands increased by US$ 70 million.

Its foreign trade business, such as letters of credit, guarantees and foreign exchange, also grew during this period.

Holding Mercantil Internacional's Total Assets reached US$ 381 million at December 31, 2005 (versus US$ 374 million registered at the close of the previous).

The institution's activity remained stable. The Loan Portfolio increased 4.5% to US$ 142 million. Earnings for the year were positive, showing a US$ 7 million profit.

Holding Mercantil Internacional C.A Consolidated Year Ended (in millions)	**2005** US$(1)	**2005** Bolivars	**2004** Bolivars	**2003** Bolivars
Total Assets	381	817,865	716,982	416,574
Investments in Securities	226	484,578	436,871	227,340
Loan Portfolio, net	142	305,376	260,854	166,955
Deposits by Customers	324	695,017	631,799	344,782
Equity	44	94,197	76,406	62,206
Net Earnings for the Year	7	14,914	(518)	5,789

Figures presented according to the National Securities Commissions' (CNV) standards.
(1) Balance Sheet figures are converted at the period-end exchange rate of Bs. 2,144.6 /1US$ and Results are converted at the period average exchange rate of Bs. 2,106.4/1US$.

Merinvest

During 2005, Merinvest continued to offer investment services in the domestic market. Its subsidiaries include a securities brokerage, a mutual fund administration company and an investment services company.

Earnings rose 16% from Bs. 19,425 million in at the close of 2004 to Bs. 22,480 million at December 31, 2005. This increase was due first of all to the reduction in expenses, and secondly to securities trading activity in the domestic market.

Merinvest Sociedad de Corretaje de Valores, continued to offer the Merinvest Brokerage Account product which gained nine thousand nine hundred and ninety-eight clients 2005. The new Mercantile Call Center (CAM) enables customers with brokerage accounts to trade securities, consult positions, pay coupons or dividends, channel complaints, consult statements of orders and obtain information on investment products and services. The facility for issuing the monthly statement of account was introduced and is the only one that exists for this type of product, and the Merinvest Website Reengineering project was concluded and will be relaunched in 2006.

Merinvest, C.A. Consolidated Year Ended (in millions)	**2005** US$(1)	**2005** Bolivars	**2004** Bolivars	**2003** Bolivars
Total Assets	27	58,515	59,888	48,264
Investments in Securities	25	54,285	56,629	42,496
Equity	24	52,311	55,265	44,785
Net Earnings for the Year	11	22,480	19,425	20,471

Figures presented according to the National Securities Commissions' (CNV) standards.
(1) Balance Sheet figures are converted at the period-end exchange rate of Bs. 2,144.6 /1US$ and Results are converted at the period average exchange rate of Bs. 2,106.4/1US$.

Seguros Mercantil

Premiums earned in 2005 increased by 37.8%, to Bs. 670,127 million, reflecting the effort of the company's sales force At the close of December 2005, Seguros Mercantil was the country's third insurance company in terms of net earned premiums, with a market share of 9.7%.

Total Assets were Bs. 554,954 million at December 31, 2004 and Shareholders' Equity Bs. 185,122 million, giving a margin of solvency that meets the regulations in force.

The figures presented include all the mandatory and voluntary reserves required to guarantee the Company's operations, including claims reserves pending settlement and end-of-year payments. Guarantees and reserves amount to Bs. 308,198 million.

At year end, the Company's funds and investments amounted to Bs. 464,097 million. This brought the Total Investments to guarantee Technical Reserves to Bs. 402,256 million. Sufficient liquidity to meet commitments to policyholders, advisors and reinsurers has always been maintained.

Net earned premiums for Individual Business Lines went from Bs. 181,435 million in 2004 to Bs. 272,207 million in 2005, an increase of 50%, accounted for mainly by the Health and Automobile insurance business, with Bs. 189,465 million. Bankassurance operations grew by 40.4%, due to customers' acceptance of the Vital Mercantil policies.

Net earned premiums for Collective Business Lines rose to Bs. 229,815 million, registering 63.6% growth compared to 2003. This segment accounts for a significant portion of the company's portfolio, with a 34.3% share.

The Property and Casualty Business earned net premiums of Bs. 168,105 million, 25.1% of the company's portfolio, with highly favorable technical results which contributed quite significantly to the quality of the company's technical performance.

Underwriting income improved considerably, settling at Bs. 27,933 million in 2005, with a good incurred claims ratio and a combined ratio of 94.2%.

Net earnings rose to Bs. 52.148 million which by far exceeded the previous year's Bs. 31,402 million.

Seguros Mercantil, C.A. Consolidated Year Ended (in millions)	**2005** US$(1)	**2005** Bolivars	**2004** Bolivars	**2003** Bolivars
Total Assets	259	554,954	352,159	231,118
Investments in Securities	216	464,097	291,817	195,393
Equity	86	185,122	116,032	61,177
Net Earnings for the Year	25	52,148	31,402	8,278
Net Earnings Premiums	318	670,127	486,370	358,791

Figures presented according standards from the Insurance Superintendency.
(1) Balance Sheet figures are converted at the period-end exchange rate of Bs. 2,144.6 /1US$ and Results are converted at the period average exchange rate of Bs. 2,106.4/1US$.

Mercantil Inversiones y Valores

One of the main investments of Mercantil Inversiones y Valores is its 43% share in Cestaticket (formerly Servicios Empresariales Seremca, C. A.), a company that issues Food Vouchers used by companies to pay worker incentives or benefits. In the first semester of 2005 the latter attained Bs. 90,946 in sales and Bs. 48,290 million in profits, representing 37.7% year-over-year growth and a market share of 47%.

Servibien, a subsidiary of Mercantil Inversiones y Valores whose main activity involves selling real estate and assets belonging to the companies of Mercantil Servicios Financieros, achieved real estate sales of Bs. 20,975.6 million, 89.6% of which correspond to property owned by Banco Mercantil and 10.4% to property belonging to Mercantil Inversiones y Valores. Automotive vehicles recovered by Seguros Mercantil were sold at auction for a total of Bs. 6,125 million. Since 2001, Servibien has handled all sales on behalf of the companies of Mercantil Servicios Financieros, and over the last five years has achieved accumulated sales of Bs. 102,349 million in real estate and Bs. 18,597 million in vehicles recovered by Seguros Mercantil.

Mercantil Inversiones y Valores posted extraordinary earnings of Bs. 67,711 million from the sale of 8,027,735 shares in Bancolombia on the securities market and Bs. 14,632 million from the sale of other securities to related companies.

At the close of 2005, Mercantil Inversiones y Valores, C. A. owned Bs. 55,844 million in assets and Bs. 49,870 million in liabilities and reported earnings of Bs. 100,857 million.

Mercantil Inversiones y Valores Year Ended (in millions)	**2005** US$(1)	**2005** Bolivars	**2004** Bolivars	**2003** Bolivars
Total Assets	65	140,408	136,167	59,745
Investments in Securities	13	28,068	100,308	37,873
Equity	63	134,055	128,528	56,240
Net Earnings for the Year	45	94,324	16,389	9,468

Figures presented according to accounting principles generally accepted in Venezuela
(1) Balance Sheet figures are converted at the period-end exchange rate of Bs. 2,144.6 /1US$ and Results are converted at the period average exchange rate of Bs. 2,106.4/1US$.



Jesús Soto
Sín título (De la serie Leños), 1962
(Untitled, from the series Leños)
Acrylic, ink, hinge and wire on wood.
27.5 x 12 x 13 cm.
Mercantil Collection

Social Commitment

A Corporate Value

Since the Company was established eighty years ago, Mercantil has fostered, promoted and supported Social Development Programs. One of its corporate values is to be "a caring institution and an important factor in the development of the communities and places in which it operates." In Venezuela Mercantil demonstrates its commitment to society through Fundación Mercantil. Outside Venezuela, mainly in South Florida, USA, it does so through its Commercebank subsidiary. Mercantil consistently supports numerous social development organizations through their own programs or with donations. It also sponsors initiatives and projects of institutions involved in the area of health, education, culture, religion and sports.

Mercantil Servicios Financieros (MERCANTIL), its subsidiaries and Fundación Mercantil invested Bs. 6,440 million in social projects in 2005. Additionally Banco Mercantil contributed Bs. 2,000 million through Fundación Mercantil to strengthen the equity fund from which Donations and Sponsorship are given.

Mercantil's contributions were broken down as follows: 46% to Educational Institutions; 20% to Healthcare Institutions; 18% to Social Development Institutions; 8% to Cultural Institutions and 8% to Religious Institutions.

Allocation of MERCANTIL's contributions
Year 2005.


46% Education
20% Health
18% Social Welfare
8% Culture
8% Religious institutions

Education

For more than 20 years basic education has benefited from the Give your School a Helping Handing ("Ponle Cariño a Tu Colegio") program, which has become a landmark reference in Venezuela's education system in terms of the importance of the relationship between private enterprise, the public sector and educational communities. In 2005 the 23rd Agreement was signed with the Ministry of Education and Sports and the Fundación de Edificaciones y Dotaciones Educativas (FEDE), to revamp ten schools in Venezuela, benefiting more than 800,000 people. In the field of further education the Company also provides direct support for infrastructure projects and educational loans for study at public and private universities, encouraging students to play an active par in their own professional development. Particularly worthy of mention are the contributions made to the following Venezuelan universities: Central de Venezuela, Católica Andrés Bello, Simón Bolívar, Metropolitana, Los Andes, Ezequiel Zamora de los Llanos, de Oriente, Católica Santa Rosa, Seminarios Diocesanos and Institute of Advanced Studies in Administration (IESA).

Social Development

Mercantil supports a number of public and private social development organizations that run food programs and anti-drug programs for children and young people. The following Venezuelan institutions received contributions during the year: Damas Salesianas, Escuela Gerencia Comunitaria, Fundación de Ayuda al Niño FUNDANA and Proyecto de Superación Tecnológica La Pradera. Recipients in the United States were: Voices for Children, Special Olympics Miami Dade and Community Partnership for the Homeless. Special mention should be made of the jointly sponsored publication with VENAMCHAM of the book "Medición de Resultados de Inversión Social Empresarial" by Mireya Vargas.

Health

An agreement was signed in 2005 with the Anti-Cancer Society of Venezuela to set up and operate a Mobile Unit to screen low-income people from the Greater Caracas area for cancer. Contributions were also made to various hospitals in Venezuela: Hospital J.M. de los Ríos, Hogar Clínica San Rafael, Venezuelan Red Cross and San Juan de Dios; and in the USA: American Red Cross, the Anti-Cancer League and the Cystic Fibrosis Foundation.

Culture

The following collections of music and song were produced on compact disc: "Música del Pasado de América" by the Fundación Camerata de Caracas, a special edition of traditional music from the Americas; a new musical production of Latin American music in the series "Intérpretes y Autores Latinoamericanos"; a special edition recorded by "Coral Mercantil". Commercebank supported the cultural activities of the New World School of the Arts.

The organization sponsored a number of editorial projects to disseminate the work of Venezuelan and Latin American authors continued in 2005: Campus Infrarrojo, Universidad Simón Bolívar; El Quijote Gráfico, Universidad Católica Andrés Bello; En el pueblo del Dulce nombre de Jesús, Curaduría de Arte Mercantil; Los inmigrantes en Venezuela, Fundación Francisco Herrera Luque; Arte en Venezuela 1959-1979, Juan Carlos Palenzuela; and Alto Orinoco, Karl Weidmann.

Religious Institutions

Mercantil supports the work of religious institutions to help the neediest and disseminate moral and ethical values. This support included the following programs: Abrazo en Familia, Concilio Plenario, Centenario del Archivo Arquidiocesano in the edition of the book "Virgen de Chiquinquirá Madre y Reina de los Zulianos" in Venezuela. Commercebank provided support Baptist Health South, San Juan Bosco Church, Saint Patrick's Catholic Church (New York) and Catholic World Mission (AFIN).

Capital Social

The objective of the Mercantil's long-term "Social Capital Funds" program by Mercantil is to provide permanent and ongoing support to enable social development organizations to handle the financial management of their projects and initiatives themselves. The following institutions have benefited directly: Fundación Cardioamigos, Fundación de Amigos del Niño con Cáncer, Fundación para la Educación Eclesiástica Juan Pablo II and Universidad Católica Andrés Bello.

Technology

The Mercantil program "Contribution to Venezuela" makes its technological platform available to recognized institutions for their fundraising campaigns, familiarizing enabling Mercantil's clients with the Company's social work in the country and enabling them to make donations towards it. Under this program, numerous institutions have been given computer equipment.

Mercantil Voluntary Work

The voluntary and enthusiastic participation of Mercantil's employees and their families participate in the Social Commitment activities was a determining factor in achieving the results obtained during the year.

Mercantil workers in the United States have been trained through programs sponsored by the Junior Achievement Institution. Particularly noteworthy were the contributions and direct involvement of workers in programs in support of social and health institutions in response to the needs arising from the natural disasters in both countries.

Awards and Acknowledgements

In 2005, Mercantil Servicios Financieros (MERCANTIL), and its Banco Mercantil and Seguros Mercantil subsidiaries were acknowledged by prestigious national and international publications, and various institutions, for their performance in the field of financial and insurance activity, reasserting MERCANTIL's constant efforts and experience in providing their customers with quality products and services. These recognitions are an incentive to continue along the road to excellence.

Euromoney

"Best Bank in Venezuela"

In its July edition, the English financial journal Euromoney published its list of the world's best financial institutions in 2005, naming Banco Mercantil the "Best Bank in Venezuela in 2005" for its effective management of exposure to financial risk.

This publication is edited by Euromoney Institucional Investor PLC and read by approximately 160 thousand people, mainly high-ranking executives from the financial and business community in over 120 countries.

Global Finance

"Best Bank in Venezuela"

For the fifth successive year Global Finance, a US publication specialized in the analysis of international financial markets, voted Banco Mercantil as the "Best Bank in Venezuela." It also included Mercantil in the ranking of the "Best Emerging Market Banks" published by the magazine for the twelfth year. In reaching its decision, Global Finance takes into consideration asset growth, profitability, strategic relations, customer service, competitive rates and innovative products.

In the May edition of the magazine, the editors said that this anniversary gives the institution good reason to celebrate its achievement in terms of assets and loan portfolio. They also highlighted the Bank's vast nationwide network of branches and ATMs.

The Banker

"Bank of the Year"

The English publication The Banker which belongs to the British Financial Times group recognized Mercantil as Venezuela's "Bank of the Year." It also ranked it as the 25th in Tier 1 capital among the "Top 100 Latin American Banks" by equity and at number 487 on the list of the world's 1000 largest banks. MERCANTIL is Venezuela's first financial institution to be included on this list.

Gerente

Firt position in the "Banking Sector" and third position in the "Insurance Sector"

In the 2004-2005 edition of the magazine GERENTE 500, Mercantil Servicios was ranked number one in the "Banking Sector" and third in the "Insurance Sector" out of the 500 largest and most successful companies in Venezuela.

PC News & Report

The Best Dot.Com

The PC News & Report publishing group awarded Banco Mercantil and Seguros Mercantil were awarded the prize "The Best dot.com" in the categories Best Bank, for the fourth year running and "Best Insurance Website." A total of 318 sites in 62 prize categories competed for the prize. The winners were judged and selected by websurfers, technology experts, professors, publicists, media experts and designers through a process certified by recognized auditing firms.

Fondonorma

ISO 9001:2000 certification for three lines of service

Banco Mercantil obtained the ISO 9001:2000 certification for the following lines of service: "Attention to Requests for Online Banking Services and Transactions: Mercantil Online Companies and Mercantil Online Personal" "Nationwide Delivery of Checkbooks to Accountholders" and "Embossing and Distribution of Security Plastic for Credit Cards" issued by the Venezuelan certification body Fondonorma (The Fund for Standardization and Certification of Quality).

This recognition is the result of the external audit carried out by auditors from Fondonorma, the body that certifies the quality management systems of companies by ascertaining compliance with international principles and requisites on quality. Maintaining the certification of its processes is a strategic commitment for the institution.

World Summit Award Venezuela

Best E-Business Publication

Banco Mercantil was awarded for having the best online banking web application. It also won the prize in the User Friendly category, functionality, browsing and guidance.

The World Summit Award Venezuela 2005 is awarded to Venezuelan companies by an institutional group whose members are the National Academy of Information Technologies (ANTIC), the Chamber of Telecommunications Service Companies (Casetel), the Venezuelan Chamber of Electronic Commerce (Cavecom-e), the Venezuelan Chamber of Information Technology Companies (Cavedatos), the National Center for Information Technologies (CNTI), the Venezuelan Foundation for the Advancement of Science (Fundavac), the Venezuelan node of the World Future Society (SMFV) and the United Nations Development Programme (UNDP).

The World Summit Award is given for the development of solutions involving IT content and applications in eight different fields: health, politics, government, science, education, culture, business and entertainment. The best national solutions identified by WSA Venezuela were automatically nominated for the WSA World prize in which 168 nations participate.

Great Place to Work

Best places to work for

Banco Mercantil and Seguros Mercantil were voted among the 10 best companies to be employed by in Venezuela and the only wholly owned Venezuelan one, according to a study of 23 leading companies in national and multinational Venezuela which was conducted by the Great Place to Work Institute. The results were published in the well-known business magazine Gerente.



Jesús Soto
De la serie Jai-Alai, 1969
(From the series Jai-Alai)
Acrylic, ink, metal and wood
49.9 x 15 x 15 cm.
Mercantil Collection

80 years of Banco Mercantil



Jesús Soto
De la serie Jai-Alai, 1969
(From the series Jai-Alai)
Acrylic, ink, nylon, metal and wood
50.5 x 15 x 15 cm.
Mercantil Collection

March 23, 2005 marked Banco Mercantil's eightieth anniversary of national financial activity. Since its foundation the bank has constantly remained faithful to the principles and values of business ethics that have guided its activities during the last eight decades. Since 1925 Banco Mercantil has managed to keep a step ahead of the financial environment, applying clear, transparent and ethical principles which are Mercantil's individual seal and upon which the success of the institution has been based since day one.

In its desire to put its customers' needs first and draw its clientele closer, in 1936 the Bank set out on a journey to expand its presence in the country, opening its first branch outside the capital – in Valencia – from where it began to promote the activity of the agricultural sector, becoming the leading pioneer of this segment in the national banking system. Since then it has never ceased to expand and today has a network of 300 offices almost everywhere in the country. The bank's action has also stretched beyond our borders and it now has agencies in Miami and New York, a branch in Curaçao and five representative offices in Bogota, Lima, Mexico, Sao Paulo and London.

Banco Mercantil has become one of the leading institutions in the Venezuelan banking system and "has a lot to celebrate in terms of assets and loan portfolio," according to the prestigious U.S. publication Global Finance which in 2005 selected Mercantil as the "Best Bank in Venezuela" for the fifth year running, with a vast nationwide network of branches and ATMs.

Banco Mercantil provides its extensive clientele with a wide variety of excellent financial products and services in different market segments, with a global approach to the business, reaffirming its mission to fulfill the expectations of individuals and the community in which it operates.

At December 31, 2005 it is the leader in the agricultural loan and microcredit segment, and ranks high in the mortgage, automobile, trust fund and foreign trade segment. It is the leading bank in Venezuela in terms of Gross Loan Portfolio and Deposits, not including Government Deposits. It is also at the technological forefront of a highly competitive market; it is a pioneer in electronic services with an important platform segmented into business and personal banking, and corporate and foreign trade; it has a distribution network supported by state-of-the-art technology and a sound and experienced management.

The Bank celebrated its eightieth anniversary with the following activities and events for its clientele, the community of employees and their relatives: the Work Merit Award for employees with 25 and 35 years of service in the Company; exhibitions of works from the Bank's art collection in various cities; plays in the auditorium of the Bank's headquarters at Edificio Mercantil; receptions for retired workers; receptions in Caracas and the provinces for customers and associates; a marathon in which over 2,500 employees and their relatives took part; sports competitions, and the Mercantil 80th Anniversary Ideas contest for all employees of MERCANTIL and its foreign subsidiaries.

The celebration also included a series of programs in line with the Institution's social commitment in the field of education, health and culture. A special collection of compact discs was produced: "Música del Pasado de América" performed by the Camerata Renacentista y Barroca de Caracas, and the third CD of "Coral Mercantil". A coin was minted to commemorate the occasion; a legal tender facsimile was printed of the twenty-bolivar note issued by Banco Mercantil in 1927 and a special edition of the history of the Bank's 80th anniversary was published together with a video.

Principal Directors

Gustavo A. Marturet
Presidente.

Presidente of Mercantil Servicios Financieros and Banco Mercantil (1993). Presidente Ejecutivo of Banco Mercantil (1983-1993). Civil Engineer, graduated from Universidad Central de Venezuela (1962).
Chairman of the Boards of Directors of Commercebank Holding, its subsidiary Commercebank N.A. and Fundación Mercantil. Member of the Board of Directors of Seguros Mercantil. Advisor to the Board of Directors of the National Banking Council. Vice President of the Venezuelan American Chamber of Commerce and Industry (VenAmCham). Member of the Board of Directors of the Institute of International Finance, Inc. (IIF). President of the John Paul II Foundation for Ecclesiastical Education (FESE). Member of the Chairman's Council of the Council of the Americas. Alternate Director of the Board of Directors of the Corporación Andina de Fomento (CAF).
Former President of the Venezuelan Bankers Association (ABV), National Banking Council (CBN), Council of Venezuelan American Entrepreneurs (CEVEU), Colombian Venezuelan Economic Integration Chamber (CAVECOL). Former Member of the Advisory Council of the Central Bank of Venezuela (BCV) and of the Boards of Directors of various associations connected with the financial, production sectors and Social Responsibility.

Gustavo J. Vollmer H.
Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal)

Civil Engineer graduated from Cornell University (USA), with a Doctorate from Universidad Central de Venezuela (UCV). Member of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former member of the Board of Directors of S.C. Johnson & Son de Venezuela, C.A., IBM de Venezuela and IBM World Trade, Americas Far East. Former Chairman of the Board of Consorcio Inversionista Mercantil Cima and President and/or Director of several Venezuelan sugar, metalworking, cement, finance, construction, alcoholic beverage companies and international corporations. Former President and Director of several business organizations and national and foreign organizations and foundations.

Alfredo Travieso P.
Senior Partner Tinoco, Travieso, Planchart & Núñez, Attorneys at Law.

Graduate and postgraduate degrees in law from Universidad Católica Andrés Bello (UCAB), postgraduate degree from the University of Michigan, USA. Senior Partner Tinoco, Travieso, Planchart & Núñez Attorneys at law, President of Hamburg Süd de Venezuela, C.A. and Grupo Emboca, C.A. Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp, Manufactura de Papel MANPA, C.A., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía., Tapas Corona, C.A., Ars Publicidad C.A., Telcel, C.A., Venezuelan American Chamber of Commerce and Industry (VenAmCham), and Member of the Venezuelan Association of Tax Law (AVDT), the Venezuelan Association of Financial Law (AVDF), the International Bar Association and the International Academy State & Trust.

Luis A. Romero M.
Financial Adviser

Graduate of Universidad Metropolitana, MBA from Babson College, PMD and CEP from Harvard University. Principal Director of Mercantil Servicios Financieros C.A., Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp and Commercebank, N.A. Member of the Consultative Council of the Venezuelan American Business Council (CEVEU). Director of International Briquettes Holding (IBH), Alternate Director of PAVCO de Venezuela and Director of Caurimare, S.A. and Desarrollos e Inversiones, S.A. Former Corporate Director of Strategic Planning of Siderúrgica Venezolana, SIVENSA, S.A.

Gustavo Vollmer Acedo
President of Grupo Palmar.

Economist graduated from Duke University, with a postgraduate in Economic Development from Cambridge University, England. PED in Business Administration at IMEDE, Switzerland. President and CEO of Corporación Palmar S.A., and other Grupo Palmar companies. Chairman of the Board of the Institute of Advanced Administration Studies (IESA). Member of the Board of Directors of Venezuela Competitiva. Member of the Consultative Council of the Venezuelan Confederation of Industrialists (CONINDUSTRIA). Founding Chairman of the Board of CEVEU. Member of the Development Council of Universidad Católica Andrés Bello (UCAB). Member of the Board of Directors of C.A. Electricidad de Caracas, Siderúrgica Venezolana, S.A. SIVENSA and Industrias Venoco. Member of the Latin America Advisory Committee of the New York Stock Exchange (NYSE). Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and Commercebank. Former International President of the Young Presidents' Organization (YPO) and the Venezuelan Alliance against Drugs.

Jonathan Coles
President of Instituto de Estudios Superiores de Administración (IESA). .

Graduated from Yale University, with an MBA from Venezuela's Institute of Advanced Studies in Administration (IESA). Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), El Nacional, C.A. La Electricidad de Caracas, Colegio Santiago de León de Caracas, S.C. Johnson & Son de Venezuela. Director of Commercebank, N.A. and Commercebank Holding Corp. Was General Manager, CEO and Chairman of the Board of Directors of Mavesa, S.A., Minister of Agriculture and Director of the Central Bank of Venezuela (BCV); President of Fundación Materno Infantil (PAMI); has lectured extensively at national and international institutions. Voted "Businessman of the Year" in 1989 by the magazine "América Economía." Publications: La Reforma Agrícola Venezolana - CEDICE, 1993.

Víctor J. Sierra A.
Director of Valores and Desarrollos VADESA S.A.

Attorney graduated from Universidad Central de Venezuela (UCV). Director of Valores and Desarrollos VADESA, S.A., Vice President of Inversiones Capriles and Legal Representative of Cadena Capriles. President of Publicaciones Capriles, C.A. Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former Legal Adviser, Legal Representative and President of the Cadena de Publicaciones Capriles publishing group and the Capriles group of companies. Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, Inversiones Diversas, C.A. (INVERDICA) and C.A. La Electricidad de Caracas. Former Director of C.A. Venezolana Guías (CAVEGUÍAS).

Roberto Vainrub
Vice-President IESA, Director- Holding Activalores

PhD Engineering (UCAB-1999 Summa Cum Laude), Master (Stanford University-1981), Industrial Engineer (UCAB-1978)
Dr Vainrub has developed a double career as an academic and as a businessman. He is currently Vice President of IESA (Instituto de Estudios Superiores de Administración) and adjunct professor of entrepreneurship. Vainrub was the founder of IESA's Center for Entrepreneurship and its first coordinator. He is a full tenured professor at Universidad Católica Andres Bello where he taught in the Engineering School from 1982 to 2003. Professor Vainrub has been named eponym of 8 cohorts of students at UCAB. He is adjunct professor at Rochester Institute of Technology in New York.
The managerial career of Vainrub started at Procter and Gamble's Marketing Department. Later, for 14 years, he was executive vice president and partner of Grupo Frigilux until 1997. From 1998 and to the present he has been executive director and partner of Holding Activalores. Director of Prosperar Entidad de Ahorro y Prestamo '(1998-2002). Currently he is Member of the Board of Directors of Mercantil Servicios Financieros and Banco Mercantil (Banco Universal). He is also director of other companies such as Tucarro.com and Actibienes.
Vainrub has a long list of publications, is director of Educrédito, a member of Conciencia Activa, has been president for three periods of the national association of manufacturers of refrigeration equipment, director of CAFADAE and member of the Venezuelan Jewish community arbitration committee.

Alternate Directors

Luis A. Sanabria U.
Legal Adviser to Corporación Palmar.

Law degree from Universidad Católica Andrés Bello (UCAB) and studied at Georgetown University, Washington. Currently Director for Inversiones AEFEVE, C.A., C.A. Ron Santa Teresa, Constructora Alvo. Alternate Director on the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Oscar A. Machado K.
President of Siderurgica Venezolana SIVENSA, S. A.

Industrial Engineer, Universidad Catolica Andres Bello. First Vice-President of the Iron and Steel Latin American Institute (ILAFA); Director of the Venezuelan Industrialists Confederation (Conindustria) and Caracas Airport; Member of the Development Council of Universidad Catolica Andres Bello; Deputy Member of the Board of Directors of Mercantil Servicios Financieros; former President and Director of Venezuela Competitiva; former President of the Venezuelan Institute of Iron and Steel (IVES); former President and Counselor of the Venezuelan Association of Executives (AVE).

Eduardo Mier y Terán
Chairman of the Board of Directors of Desarrollos e Inversiones, S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc from Stanford University. Currently Chairman of the Boards of Pavco de Venezuela, S.A., Agregados Livianos, C.A., Caurimare, S.A. and Desarrollos e Inversiones, S.A. Director of Moore de Venezuela, S.A., H.L. Boulton & Co., S.A. and Fundación John Boulton, Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former General Manager of Inversiones Tacoa, C.A. and President of Educrédito.

Luis Esteban Palacios W.
Founding partner of law firm Palacios, Ortega y Asociados.

Born Caracas, Venezuela, January 20th, 1933.
Education: New York University, MCJ '58. Universidad Central de Venezuela, Doctor of Law 1956. Universidad Central de Venezuela, Lawyer '56.
Experience: Currently, Dr. Palacios is a founding partner of Palacios, Ortega y Asociados. He is member of the Advisory Board of Investments of Superintendencia de Inversiones Extranjeras (Venezuelan Foreign Investments Superintendence –SIEX). He is Director of Fundación Scout; Alternate Director of Banco Mercantil, C.A. (Banco Universal) and Mercantil Servicios Financieros; Alternate Director of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) and Vice President of Comité Venezolano de Arbitraje.
Dr. Palacios advises basically in the area of corporate law, banking law and capital markets. Likewise, he has participated in a number of financing transactions through bank syndicates and project financing.
Dr. Palacios has been Assistant Secretary of the Board of Directors of Colegio de Abogados del Distrito Federal (the Attorneys' Bar Association of the Federal District), and Former President of Montepío de Abogados (the Venezuelan Attorney's Fund). He has been Professor of Law in Labor Law at Universidad Central de Venezuela. Likewise, he was the assistant to the President of Banco Central de Venezuela.

Gustavo Galdo C.
CEO Inversora Parnaso S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello (UCAB), MSc in Civil Engineering Management and MSc in Industrial Engineering Economic Systems Planning from Stanford University, USA. Director of Fe y Alegría, Alternate Member of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former Director General of Public Finance of the Ministry of Finance and member of the Advisory Commission on External Public Debt Negotiation, in the public sector; and CEO Inversiones Finalven, S.A., Sociedad Financiera Finalven, S.A. and Sociedad Financiera Valinvenca, S.A. in the private sector.

Rafael T. Hernández
Former Dean of the Faculty of Medicine of Universidad Central de Venezuela (UCV) and Former member of the Organizing Commission of Universidad Simón Bolívar (USB).

Earned his graduate degree in Medicine and postgraduate degree in Hospital Management from UCV, and postgraduate degree in ENT from Harvard University. Former Director of the Biological Science Division, Chairman of the USB's Professorial Classification Commission, President of FAPREC, Founding member of the Venezuelan ENT Society of Centro Médico Docente La Trinidad, member of the Board of Directors of the UCV Teaching Hospital, Board of Directors of Conicit, IVAC, Clínica Luis Razetti and the Disciplinary Tribunal of the Medical Federation. Formerly Professor of ENT at UCV. Associate Professor (Retired) of USB. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Miguel A. Capriles
President of Grupo de Empresas Capriles

Degree in Administrative Sciences from Universidad Metropolitana. President of Inversiones Capriles, C. A., Valores y Desarrollos Vadesa, S. A., and Ultimas Noticias; Deputy Member of the Board of Directors of Mercantil Servicios Financieros, C. A. and Banco Mercantil, C. A. (Banco Universal); Director of Commercebank Holding Corp.; Director of H. L. Boulton, S. A. and Fundación Alianza para una Venezuela sin Drogas; Member of the Board of Directors of Instituto de Estudios Superiores de Administracion (IESA); Former Director of C. A. La Electricidad de Caracas and Cerámicas Carabobo, C. A.

Gonzalo A. Mendoza M.
Chairman of the Board of Negroven S.A.

Civil Engineer graduated from Universidad Santa María with an MS in Civil Engineering Management from Stanford University. Chairman of the Board of Negroven, S.A. Director of Tripoliven, S.A. and Valores Químicos (VALQUIMICA), C.A. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former President of the Venezuelan Association of the Chemical and Petrochemical Industry (ASOQUIM) and of the Venezuelan Ecuadorian Chamber of Commerce (CAVENEC).

Germán E. Sánchez Myles
Chief Dentist at the Center of Restorative Dentistry.

Graduated in Dentistry at Universidad Central de Venezuela with specializations in Buccal Surgery, Prostheses and Administrative Management of Dental Clinics. Formerly Assistant in the Surgical Area of the Puerto Ayacucho Central Hospital and of the Eudoro González Hospital and the Restorative Dentistry Center. Currently Chief Restorative Dentist at the Center for Restorative Dentistry, in charge of the surgical area. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Marturet M.
Computer Engineer.

Graduated in Computer Engineering from Universidad Simón Bolívar (USB), with a postgraduate in business management from the same university. Intensified his management skills at Wharton, the University of Pennsylvania Business School and in various advanced technology programs. Developed and managed the Information Technology Planning area of C.A. La Electricidad de Caracas, where he held several positions. Member of the Board of C.A. Ed. Marturet & Co. Scrs., and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of an international messaging franchise and is currently developing new business related to state-of-the-art digital technologies.

Carlos Hellmund Blohm
Vice President of Casa Hellmund.

Industrial Engineer graduated from Northeastern University, USA, MBA/SLOAN Fellowship from the London Business School, England. President of Laboratorios Rapid Fot, C.A., Director of Casa Hellmund. Director of the Venezuelan Japanese Chamber (CAVEJA) and of the Venezuelan Photography Chamber (CAVIFOT). Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and member of the Board of Trustees of the Latin American Region of the London Business School. Member of the Marketing Committee (Venamcham).

Gustavo Machado Capriles
Vice President and Editorial Adviser to Cadena Capriles.

Graduated in Economics at Universidad Central de Venezuela (UCV). Specialized studies in Journalism and Media Management at Universidad de Navarra, Pamplona, Spain and in International Banking at Manufacturers Hanover Trust in New York. Has worked in the tourism construction industry and international trade sectors and held management positions in the field of Strategic Planning with the Confinanzas Consortium. Currently Vice President and Editorial Adviser to Cadena Capriles and Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Francisco Monaldi
Coordinator of the International Center for Energy and Environmental Studies of IESA

Economist graduated Cum Laude from Universidad Católica Andrés Bello (UCAB), with a Master's in Economics from Yale University and a PhD in Political Economy from Stanford University. Academic Coordinator of the International Center for Energy and Environmental Studies of Instituto de Estudios Superiores de Administración (IESA). Professor of Political Economy and Research Fellow at the Institute for Economic and Social Research of UCAB. Consultant to the Inter-American Development Bank (IADB) and Andean Development Corporation (CAF). Alternate Member of the Boards Directors of Mercantil Servicios Financieros, C.A., Banco Mercantil, C.A. (Banco Universal), and Siderúrgica Venezolana, S.A. (SIVENSA). Has been a Consultant to the World Bank, Petróleos de Venezuela, and other public and private institutions.

Federico Vollmer Acedo
Vice President of Industrias Palmar S.A.

BSc in Agribusiness from Middle Tennessee State University, master's degree in Agricultural Economics from Cornell University (MPSA Agriculture). Has held technical and management positions at various firms within the Palmar Group of companies. Was Plant Manager, Administration Manager, General Manager and Director of Central El Palmar, S.A. Currently Executive VP Empresas PMC and President of Comercializadora Central, S.A.; member of the Executive Committee of Inversiones AEFEVE; Vice President of FUNDACAÑA; Director of Inversiones Porcinas, C.A. , Director of the Venezuelan Food Industry Chamber (CAVIDEA) and Vice President of VENAZUCAR. Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Guillermo Sosa S.
Director of Administration and Finance at Servicios de Corrugados Maracay.

Graduate of Capital University with a BA in Finance and Economics (Accounting and Computer Science). Currently Administration and Finance Director and also Director of Servicios de Corrugados Maracay. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was Finance Manager of Seguros Canaima (Organización Orinoco) and Finance Director and Alternate Director of Seguros La Seguridad, Alternate Director of Inverdica, Director of La Seguridad Casa de Bolsa and Finance Manager of C.A. Ron Santa Teresa.

Claudio Dolman
Director of Holding Activalores

Venezuelan, Industrial Engineer, Universidad Catolica Andrés Bello, Caracas, Venezuela. President and Director of ActiBienes. Director of Holding ActiValores. Director of Rattan Group. Alternate Director of the Board of Directors of Mercantil Servicios Financieros and Banco Mercantil. President and Director of Promotora Itaca 2000, C.A. Also was Director of Seguros Panamerican. Director of Corimon and General Manager of Osiris Group.

EXECUTIVE COMMITTEE

Gustavo A. Marturet
Chairman and CEO
See CV in Board of Directors sector.

Alejandro González Sosa
Chief Financial Officer of Banco Mercantil and Mercantil Servicios Financieros

Graduated in Chemical Engineering at Universidad Metropolitana. MBA from Babson College, Massachusetts USA. Twenty-four years of service at the Institution. Member of the Executive Committee of Banco Mercantil, Commercebank N.A., and Mercantil Servicios Financieros. Principal Director of the Board of Directors of Seguros Mercantil; Fundación Mercantil; Banco del Centro (Panama); Banco Mercantil Venezolano (Curaçao); Commercebank Holding Corp. (USA); Merinvest, C.A.; Merinvest Sociedad de Corretaje, C.A., Venezuelan Council for Investment Promotion (CONAPRI) and Eudocrédito C.A. Former Director of the Venezuelan Bankers Association (ABV) and President of Interbank, C.A., Banco Universal.

Nerio Rosales Rengifo
Global Business and Personal Banking Manager of Banco Mercantil and Mercantil Servicios Financieros.

Economist graduated at Universidad Católica Andrés Bello. Twenty-five years of service with the Institution where he has held several positions in Corporate and Commercial Banking. Completed the Advanced Management Program (PAG) at the Institute of Advanced Administration Studies (IESA). Manager of Global Middle Market and Retail Banking of Banco Mercantil and Mercantil Servicios Financieros; member of the Executive Committee of Banco Mercantil C.A. (Banco Universal) and Mercantil Servicios Financieros, C.A., Director Commercebank Holding, Director of Mercantil Sociedad Administradora de Entidades de Inversión Colectiva and Director of Seguros Mercantil. Director of Portafolio Mercantil de Inversión en Acciones; Director of Portafolio Mercantil de Inversión Wall Street, Director of Mastercard for Latin America, Alternate Director of Banco Mercantil C.A. (Banco Universal), Director of Todo1 Services, C.A.

Philip Henríquez S.
Global Corporate and Investment Banking Manager of Banco Mercantil and Mercantil Servicios Financieros

Economist graduated at Universidad Católica Andrés Bello (1986) with an MBA from Columbia University, New York (1991). Member of the Executive Committee of Mercantil Servicios Financieros, Banco Mercantil (Venezuela) and Commercebank (USA). President of Merinvest and Todo 1 Mercantil Venezuela and Director of Banco Mercantil and Seguros Mercantil. Former President of Citibank, N.A. and Citigroup Country Officer in Venezuela (2000-2004); Executive Vice President of Banca Mayorista Global; Member of the Board of Directors of Banco Venezuela – Grupo Santander and President of Valores Santander Casa de Bolsa (1997-2000), responsible for the Treasury, Fixed Income, Derivatives, Corporate Finance, Analysis, Capital Market, Trust Fund and Custody business. Joined Citibank N.A. – Venezuela in 1991 in the Treasury and Products area. Appointed Vice President of Treasury in Venezuela in 1993. Member of the Board of Directors of the Association of Venezuelan Executives (AVE), Venezuelan Council for Investment Promotion (CONAPRI), Venezuelan Institute of Finance Executives (IVEF) and the Venezuelan Diabetic Foundation. Former Member of the Board of VenAmCham (2001-2004), National Banking Council (2001-2004), Caracas Stock Exchange (1998-2000) and the National Art Gallery (2001-2003), always playing an active role in the cultural and philanthropic community.

Alberto Benshimol M.
Insurance and New Business Manager of Mercantil Servicios Financieros

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc in Civil Engineering from the University of Illinois. Graduated from the SEP at Stanford University. After fourteen years with the institution, he is now Manager of New Business and a Member of the Executive Committee of Banco Mercantil, C.A.(Banco Universal) and Mercantil Servicios Financieros, C.A, Manager of Insurance and New Business of Mercantil Servicios Financieros C.A. and Member of the Executive Committee of Mercantil Servicios Financieros, C.A. General Manager of Mercantil Inversiones y Valores, C.A. and President of Seguros Mercantil, C.A. Formerly Manager of Inversiones Tacoa, C.A., General Manager of Inversiones Polar, C.A., President of Bodegas Pomar C.A. and Director of Superenvases Evalic, C.A., Grupo Zuliano, C.A. and other different industrial and real estate companies.

Armando Leirós R.
Global Operations and Technology Manager of Banco Mercantil and Mercantil Servicios Financieros.

Economist graduated from Universidad Católica Andrés Bello. Has been with Mercantil for 30 years and is currently Global Operations and Technology Manager, Member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal), Commercebank N.A. and Mercantil Servicios Financieros, C.A. Director of Todo1 Services and Commercebank Holding. Has held various positions at Mercantil Servicios Financieros, C.A., including: Manager of Corporate Banking, Manager of Corporate and Institutional Banking, Executive President of Arrendadora Mercantil, C.A. and Banco de Inversión Mercantil, C.A., Director of Fondo Mercantil, Banco Hipotecario Mercantil and Seguros Mercantil.

Guillermo Villar
Global International Operations Manager of Banco Mercantil and Mercantil Servicios Financieros.

Graduated in Business and Administration, master's degree in Economics from Vanderbilt University, USA. Began his banking career at the Chase Manhattan Bank and joined Mercantil in 1974 where he has held several management positions. His current responsibilities include supervision of Mercantil's international subsidiaries as Chief Executive Officer of Commercebank, N.A. and Chairman of the Boards of Directors of Commercebank Trust Co. and Commercebank Investment Services, which provide trust fund services respectively in Miami, Florida. Also Executive Director of Banco Mercantil Venezolano, N.C. (Curaçao), Banco del Centro (Panama) and BMC Bank & Trust (Cayman), and member of the Boards of Directors of Banco Mercantil Schweiz (Zurich), Seguros Mercantil and Merinvest (Venezuela). Member of the Executive Committee of Banco Mercantil, Mercantil Servicios Financieros and Commercebank.

Millar Wilson
Global Chief Risk Officer of Banco Mercantil and Mercantil Servicios Financieros.

Received his degree in Management from the University of Bradford, UK, in 1973. Twenty-eight years of service at Mercantil. Global Chief Risk Officer of Mercantil Servicios Financieros. Former President of Commercebank Holding Corporation and Commercebank. Serves as Deputy Country Manager of Mercantil in the United States. Member of the Board of BMC Bank & Trust Ltd. and Banco del Centro, S.A. and President of the Supervisory Board of Banco Mercantil Venezolano N.V. Member of the Executive Committees of Mercantil Servicios Financieros and Banco Mercantil; Member of the Board of Directors and the Executive Committee of Commercebank, N.A.; of the Board of Commercebank Investment Services and Commercebank Trust Services. Graduated from Harvard University's Management Development Program (1992). Former President of the Board of Greater Miami and Keys Chapter of the American Red Cross (2001-2002). Director and Treasurer of the Miami Dade College Foundation (1999-2004).

Luis Calvo Blesa
Manager of the President's Office of Banco Mercantil and Mercantil Servicios Financieros

B.A. in Media Studies from Universidad Católica Andrés Bello in 1976. Twenty-seven years of service at Mercantil. Manager of the Office of the President of Banco Mercantil and Mercantil Servicios Financieros, General Manager of Fundación Mercantil and Fundación BMS and Director of Seguros Mercantil. Member of the Executive Committee of Mercantil Servicios Financieros. Member of the Committee of the Social Alliance of VenAmCham. Former Chairman of the Venezuelan Banking Association's Human Resources Committee and Member of the Latin American Human Resources Development Committee of Latin American Banking Federation Committee - FELABAN.

Subsidiaries

Banco Mercantil, C.A. (Banco Universal)
Avenida Andrés Bello, N° 1
Edificio Mercantil
Caracas 1050. Venezuela
Phone: (58-212) 503.1111
Telex: 27002/27003 BMER VC
Fax: (58-212) 503.1239
P.O. Box 789, Caracas 1010-A
Venezuela
mercan24@bancomercantil.com
www.bancomercantil.com
Call Center:
(58-212) 503.2424 – 05005032424

Commercebank N.A.
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.4000
Fax: (1-305) 629.1400
www.commercebankfl.com

Commercebank Trust Company, N.A. (CTC)
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 441.5555
Fax: (1-305) 441.5560
www.commercebanktrust.com

Commercebank Investment Services, N.A. (CIS)
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.8599
Fax: (1-305) 460.8598
www.commercebankinvestments.com

Banco Mercantil (Schweiz) AG
Talackerstrasse 42 CH-8001 Zurich, Switzerland
P.O. Box 1052
CH-8039 Zurich, Switzerland
Phone: (41 0433) 44.4555 master
Fax: (41 0433) 44.4550
www. mercantilsuiza.com

Merinvest, C.A.
Avenida Andrés Bello, N° 1,
Edificio Mercantil, Piso 24,
Caracas 1050, Venezuela
Phone: (58-212) 503.2700
Fax: (58-212) 503.2757
www.merinvest.com

Seguros Mercantil, C.A.
Av. Libertador sentido Este
Esquina Calle Andrés Galarraga
Edificio Seguros Mercantil, Chacao
Caracas, Venezuela
Phone: (58-212) 276.2000
Fax: (58-212) 276.2001
www.segurosmercantil.com

Mercantil Inversiones y Valores
Avenida Andrés Bello, N° 1,
Edificio Mercantil, Piso 20,
Caracas 1050, Venezuela
Phone: (58-212) 503.3361/3339
Fax: (58-212) 503.3322/0114
csuarez@bancomercantil.com

Banco del Centro
Vía España, N° 120, Tercer Piso, Ofc. N° 305
Apartado Postal 60-4398
Estafeta El Dorado
Panamá, República de Panamá
Phone: (507) 223.5062
Fax: (507) 269.2055
tdeboyd@bancodelcentro.com

BMC Bank & Trust Limited
BMC Bank & Trust, Limited
CIBC Financial Centre. 11 Dr. Roys Drive
Apartado Postal 694 GT
Grand Cayman, Cayman Islands
British West Indies
Phone: 1 345 - 949.8666
Fax: 1 345 - 949.0626

Banco Mercantil Venezolano NV.
Abraham Mendez Chumaceiro Bulevar 1
Willemstad, Curacao, Netherlands Antilles
Phone: (5999) 461.1566/1669
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil Agencies and Branch

Miami Agency
220 Alhambra Circle, Coral Gables
FL 33134, U.S.A.
Phone: (1-305) 460.8500
Fax: (1-305) 460.8595
Telex: 6812178 BMER UW
asala@commercebankfl.com

New York Agency
11 East 51st. Street, New York
NY, 10022-5903, U.S.A.
Phone: (1-212) 891.7400
Fax: (1-212) 891.7419
ljordan@bancomercantilny.com

Curaçao Branch
Abraham Chumaceiro Bulevar 1
Willemstad, Curacao, Netherlands Antilles
Phone: (5999) 461.8241/1706
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil Representative Offices

Bogota
Av. 82, N° 12-18, Piso 8, Ofc. 805
P.O. Box 75168, Santafé de Bogotá, Colombia
Phone: (57-1) 635.0017
Fax: (57-1) 623.7701
mmezo@bancomercantil.com.co

Sao Paulo
Av. Paulista, N° 1842, 3° andar, CJ.37, Edf.
Cetenco Plaza, Torre Norte-Cep 01310-200
Sao Paulo, SP, Brasil
Phone: (55-11) 3285.4647 – 3284.0206
Fax: (55-11) 3289.5854
mercansp@uol.com.br

Lima
Av. Canaval y Moreyra
N° 452, piso 15.
Lima 27, Perú
Phone: (51-1) 442.5100 anexo 232
Fax: (51-1) 442.5100 anexo 237

London
European Representative Office
Blackwell House, Guildhall Yard
London EC2V 5AE
United Kingdom
Phone: (44 020) 7830.9615
Fax: (44 020) 7830.9616
psolares@bancomercantil.co.uk

Mexico
Eugenio Sue N° 58, Colonia Polanco
Chapultepec, Delegación Miguel Hidalgo
C.P. 11560, Mexico, D.F.
Phone: (52-55) 5282.2300
Fax: (52-55) 5280.9418
mercvenmex@prodigy.net.mx

Corporate Contacts

Investor Relations
Caracas
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 25, Caracas 1050, Venezuela
Apartado Postal 789, Caracas 1010-A
Phone: (58-212) 503.1335
Fax: (58-212) 503.1075
inversionista@bancomercantil.com
New York
11 East 51st. Street, New York
NY, 10022-5903, U.S.A.
Phone: (1-212) 891.7400
Fax: (1-212) 891.7419
mfaria@bancomercantilny.com

Office of the President
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 35, Caracas 1050, Venezuela
Apartado Postal 789, Caracas 1010-A
Phone: (58-212) 503.0782/0783
Fax: (58-212) 503.0709
presidencia@bancomercantil.com

Corporate Communications
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 33, Caracas 1050, Venezuela
Apartado Postal 789, Caracas 1010-A
Phone: (58-212) 503.1670
Fax: (58-212) 503.1589
comunicaciones@bancomercantil.com

General Production: Gerencia de Comunicaciones Corporativas.
Photography of works: Walter Otto, Reinaldo Armas and Charlie Riera.
Artist's Photography: Archivo Biblioteca Nacional and Diario El Nacional.
Graphic Design: Chávez & López Printing: La Galaxia, Caracas, Venezuela, march 2006.

Mercantil Servicios Financieros, C.A. and its Subsidiaries

Report of Independent Accountants and Consolidated Financial Statements December 31, 2005 and 2004

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Index to the Consolidated Financial Statements
December 31, 2005 and 2004

			Pages
I -	Report of Independent Accountants		1
II -	Consolidated Financial Statements		2-6
III -	Notes to the Consolidated Financial Statements		
	1 -	Reporting Entity and Regulatory Environment	7-9
	2 -	Accounting Principles in Use	9-16
	3 -	Cash and Due from Banks	16
	4 -	Investment Portfolio	17-20
	5 -	Loan Portfolio	21-24
	6 -	Interest and Commissions Receivable	24
	7 -	Long-term Investments	24
	8 -	Assets Available for Sale	25
	9 -	Property and Equipment	25-26
	10 -	Other Assets	26
	11 -	Deposits	27
	12 -	Debt Authorized by the Venezuelan Securities and Exchange Commission	28
	13 -	Financial Liabilities	29-30
	14 -	Other Liabilities	31
	15 -	Subordinated Debt	31-32
	16 -	Taxes	32-35
	17 -	Employee Benefit Plans	35-38
	18 -	Other Income	38
	19 -	Other Operating Expenses	39
	20 -	Shareholders' Equity	39-41
	21 -	Financial Assets and Liabilities in Foreign Currency	41-42
	22 -	Memorandum Accounts	43-46
	23 -	Credit-related Commitments	46-47
	24-	Maturity of Financial Assets and Liabilities	47
	25 -	Fair Value of Financial Instruments	48-49
	26 -	Geographic Segment Information	49-50
	27 -	Financial Information by Subsidiary	50
	28 -	Regulatory Capital Requirements	50-51
	29 -	Fundación Mercantil	51
	30 -	Money Laundering Prevention	51
	31 -	Financial Statements of Mercantil Servicios Financieros, C.A. (Holding)	52
	32 -	Supplementary Information - Consolidated Financial Statements Presented in Accordance with Accounting Principles Generally Accepted in Venezuela	52-60

ESPIÑEIRA, SHELDON Y ASOCIADOS

Firma miembro de
PRICEWATERHOUSECOOPERS

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: (0212) 700 6666
Fax: (0212) 991 5210
www.pwc.com

Report of Independent Accountants

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros C.A. and its subsidiaries at December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules and instructions of the Venezuelan Securities and Exchange Commission (CNV). As described in Note 2, these rules differ in certain respects from accounting principles generally accepted in Venezuela.

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with the rules and instructions of the CNV.

Espiñeira, Sheldon y Asociados

María del Carmen Sánchez C.
CPC 3157
CNV S-422

Caracas, Venezuela
January 16, 2006

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Balance Sheet
December 31, 2005 and 2004

(Millions of bolivars)	2005	2004
Assets		
Cash and due from banks (Note 3)		
Cash	279,218	188,687
Banco Central de Venezuela	1,245,753	939,503
Venezuelan banks and other financial institutions	2,654	223
Foreign banks and other financial institutions	99,092	52,497
Pending cash items	303,895	121,877
Provision for cash and due from banks	(186)	(3)
	1,930,426	1,302,784
Investment portfolio (Note 4)		
Investments in trading securities	122,553	10,362
Investments in securities available for sale	5,769,223	3,870,128
Investments in securities held to maturity	803,928	808,192
Share trading portfolio	76,512	304,343
Investments in time deposits and placements	3,096,957	2,350,023
Restricted investments and repurchase agreements	123,179	422,582
	9,992,352	7,765,630
Loan portfolio (Note 5)		
Current	11,457,264	7,384,726
Rescheduled	30,583	57,974
Overdue	31,723	52,625
In litigation	4,531	10,657
	11,524,101	7,505,982
Allowance for losses on loan portfolio	(229,404)	(193,659)
	11,294,697	7,312,323
Interest and commissions receivable (Note 6)	157,475	125,821
Long-term investments (Note 7)	26,107	23,965
Assets available for sale (Note 8)	6,633	12,628
Property and equipment (Note 9)	267,552	236,186
Other assets (Note 10)	590,470	326,669
Total assets	24,265,712	17,106,006
Memorandum accounts (Note 22)	36,398,682	24,123,679

The accompanying notes are an integral part of the consolidated financial statements

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Balance Sheet
December 31, 2005 and 2004

(Millions of bolivars)	**2005**	**2004**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits (Note 11)		
Non-interest-bearing checking accounts	3,327,531	2,325,349
Interest-bearing checking accounts	4,670,541	3,749,154
Savings deposits	5,318,013	3,870,420
Time deposits	6,166,201	3,871,387
	19,482,286	13,816,310
Debt authorized by the Venezuelan Securities and Exchange Commission (Note 12)		
Publicly traded debt securities issued by MERCANTIL	170,583	102,131
Financial liabilities (Note 13)		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	176,537	121,977
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	45,000	32,122
Liabilities with foreign banks and savings and loan institutions, up to one year	83,654	59,468
Liabilities with foreign banks and savings and loan institutions, more than one year	189,173	295,818
Liabilities under repurchase agreements	261,955	39,493
Other liabilities, up to one year	78,421	50,206
Other liabilities, more than one year	138,858	34,129
	973,598	633,213
Interest and commissions payable	40,078	20,613
Other liabilities (Note 14)	1,245,224	667,007
Subordinated debt (Note 15)	193,186	172,521
Total liabilities	22,104,955	15,411,795
Minority interests in consolidated subsidiaries	2,708	2,832
Shareholders' Equity (Note 20)		
Nominal capital stock	113,352	82,490
Capital inflation adjustment	191,709	191,709
Share premium	36,289	36,289
Capital reserves	166,715	163,673
Translation adjustment of net assets of subsidiaries abroad	275,270	260,536
Retained earnings	1,474,637	870,729
Repurchased shares held by subsidiaries	(139,197)	(129,767)
Unrealized gain from adjustment to market value of investments	39,274	215,720
Total shareholders' equity	2,158,049	1,691,379
Total liabilities and shareholders' equity	24,265,712	17,106,006

The accompanying notes are an integral part of the consolidated financial statements

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Income
Years ended December 31, 2005 and 2004

(Millions of bolivars, except net income per share)	2005	2004
Interest income (Note 2)		
Income from cash and due from banks	7,903	3,279
Income from investment portfolio (Note 4)	618,670	509,010
Income from loan portfolio (Note 5)	1,043,729	650,036
Total interest income	1,670,302	1,162,325
Interest expense (Note 2)		
Interest on demand and savings deposits	227,307	131,446
Interest on time deposits	324,709	134,981
Interest on securities issued by MERCANTIL (Note 12)	17,240	15,778
Interest on financial liabilities	66,220	34,468
Total interest expense	635,476	316,673
Gross financial margin	1,034,826	845,652
Allowance for losses on loan portfolio (Notes 2 and 5)	(66,215)	(52,900)
Net financial margin	968,611	792,752
Commissions and other income		
Trust fund operations	33,680	23,351
Foreign currency transactions (Note 21)	1,250	935
Commissions on customer account transactions	99,250	72,762
Commissions on letters of credit and guarantees granted	21,080	15,821
Equity in long-term investments (Note 7)	22,644	16,030
Exchange gain (Note 21)	126,492	78,846
Gain on sale of investment securities (Note 4)	324,231	49,072
Other income (Note 18)	309,490	244,279
Total commissions and other income	938,117	501,096
Insurance premiums, net of claims		
Premiums	443,353	286,952
Claims	(341,618)	(222,975)
Total insurance premiums, net of claims	101,735	63,977
Operating expenses		
Salaries and employee benefits	518,411	368,323
Depreciation, property and equipment expenses, amortization of intangibles and other (Notes 9 and 10)	148,955	128,963
Fees paid to regulatory agencies	53,868	33,137
Other operating expenses (Note 19)	488,333	410,736
Total operating expenses	1,209,567	941,159
Operating income before taxes and minority interests	798,896	416,666
Taxes (Note 16)		
Current	(80,138)	(70,436)
Deferred	(2,721)	2,539
Total taxes	(82,859)	(67,897)
Net income before tax loss carryforwards, business assets tax credits and minority interests	716,037	348,769
Benefit from utilization of tax loss carryforwards and business assets tax credits (Note 16)	-	18,565
Minority interests	(1,088)	(1,127)
Net income	714,949	366,207
Net income per share (in bolivars)	1,011.62	678.82
Net income per share before minority interests (in bolivars)	1,013.16	680.91
Weighted average of outstanding shares	706,733,182	539,476,031

The accompanying notes are an integral part of the consolidated financial statements

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Shareholders' Equity
Years ended December 31, 2005 and 2004

(Millions of bolivars)	Capital stock								
	Nominal	Inflation adjustment (Note 2-c)	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings (Note 2-c)	Repurchased shares held by subsidiaries (Note 20)	Unrealized gain from adjustment to market value of investments (Note 2-d)	Total shareholders' equity
Balances at December 31, 2003	82,928	191,709	36,289	163,673	166,633	541,068	(12,029)	66,023	1,236,294
Net income for the year	-	-	-	-	-	366,207	-	-	366,207
Repurchased shares	-	-	-	-	-	-	(122,295)	-	(122,295)
Redemption of repurchased shares	(438)	-	-	-	-	(4,119)	4,557	-	-
Cash dividends (Note 20)	-	-	-	-	-	(32,427)	-	-	(32,427)
Unrealized gain on investments	-	-	-	-	-	-	-	149,697	149,697
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	93,903	-	-	-	93,903
Balances at December 31, 2004	82,490	191,709	36,289	163,673	260,536	870,729	(129,767)	215,720	1,691,379
Net income for the year	-	-	-	-	-	714,949	-	-	714,949
Appropriation to legal reserve	-	-	-	3,042	-	(3,042)	-	-	-
Repurchased shares	-	-	-	-	-	-	(9,430)	-	(9,430)
Stock dividends	30,862	-	-	-	-	(30,862)	-	-	-
Cash dividends (Note 20)	-	-	-	-	-	(77,137)	-	-	(77,137)
Unrealized gain on investments	-	-	-	-	-	-	-	(176,446)	(176,446)
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	14,734	-	-	-	14,734
Balances at December 31, 2005	113,352	191,709	36,289	166,715	275,270	1,474,637	(139,197)	39,274	2,158,049

The accompanying notes are an integral part of the consolidated financial statements

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Cash Flows
Years ended December 31, 2005 and 2004

(Millions of bolivars)	**2005**	**2004**
Cash flows from operating activities		
Net income for the year	714,949	366,207
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	65,759	62,126
Allowance for losses on loan portfolio	66,215	52,842
Release of allowance for losses on loan portfolio	(21,314)	(14,512)
Provision for interest receivable, assets available for sale and other assets	14,540	13,684
(Gain) loss on equity in long-term investments	(22,644)	16,030
Deferred income tax	2,721	(2,539)
Minority interests	1,088	1,127
Accrual for employee termination benefits	44,204	28,398
Payment of employee termination benefits	(40,348)	(28,433)
Net change in operating accounts		
Interest and commissions receivable	(31,654)	(9,116)
Interest and commissions payable	19,465	(1,503)
Assets available for sale and other assets	(306,824)	(51,995)
Other liabilities	573,149	150,455
Net cash provided by operating activities	1,079,306	582,771
Cash flows from investing activities		
Net change in investment portfolio	(1,314,286)	(1,870,439)
Loans granted	(15,593,381)	(10,942,205)
Loans collected	11,566,102	8,164,335
Additions to property and equipment, net	(65,366)	(41,190)
Net cash used in investing activities	(5,406,931)	(4,689,499)
Cash flows from financing activities		
Net change in deposits	5,665,976	4,215,277
Net change in short-term financial liabilities	329,423	216,298
New long-term financial liabilities	300,853	196,519
Long-term financial liabilities repaid	(289,891)	(136,743)
Net change in securities issued by MERCANTIL (debenture bonds)	68,451	8,581
Net change in subordinated debt	-	34,866
Cash dividends received	14,670	10,973
Cash dividends paid	(77,137)	(32,427)
Repurchased shares	(9,430)	(122,295)
Net cash provided by financing activities	6,002,915	4,391,049
Cash and cash equivalents		
Net increase for the year	1,675,290	284,321
At the beginning of the year	3,302,848	3,018,527
At the end of the year	4,978,138	3,302,848
Supplementary information		
Taxes paid	35,168	46,777
Interest paid	549,791	283,708
Assets received as payment	633	5,616
Translation adjustment of net assets of subsidiaries abroad	14,734	93,903
Unrealized gain from adjustment to market value of investments	(176,446)	149,697

The accompanying notes are an integral part of the consolidated financial statements

1. Reporting Entity and Regulatory Environment

Reporting Entity
Mercantil Servicios Financieros, C.A. (MERCANTIL) was incorporated in Venezuela in 1997 and its shares are listed on the Caracas Stock Exchange (BVC). In addition, MERCANTIL has an American Depository Receipts (ADR) program, Level 1, which is listed on the Over the Counter (OTC) market in the United States of America (U.S.) with Class "B" shares as underlying assets.

MERCANTIL business activities are mainly investments in shares, bonds, equity and other liabilities in mercantile entities and, in general, any other commercial transaction required in connection with its specific objectives.

The main subsidiaries of MERCANTIL are: Banco Mercantil, C.A. (Banco Universal) in Venezuela (Banco Mercantil), 99.83% owned; Commercebank, N.A., a wholly owned commercial bank in the U.S.; Seguros Mercantil, C.A., a wholly owned insurance company and Banco Mercantil Schweiz AG in Switzerland, wholly owned.

Other wholly owned consolidated subsidiaries of MERCANTIL are: Holding Mercantil Internacional and its subsidiaries Banco Mercantil Venezolano, N.V. (an off-shore bank domiciled in the Netherlands Antilles) and its subsidiary Banco del Centro, S.A. (domiciled in Panama), BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.), Mercantil Inversiones y Valores, C.A., Mercantil Promotora de Valores 2005 I, C.A., Mercantil Promotora de Valores 2005 II, C.A., and Merinvest, C.A. and its subsidiaries.

Regulatory environment
MERCANTIL is regulated by the Capital Markets Law and the CNV (Venezuelan Securities and Exchange Commission), as well as by the General Law of Banks and Other Financial Institutions in Venezuela. MERCANTIL, along with Banco Mercantil and other companies it controls, make up a Financial Group subject to the aforementioned General Law, which calls for supervision on a consolidated basis. Although MERCANTIL is not a financial institution as defined by the General Law of Banks and Other Financial Institutions, in the case of MERCANTIL and in accordance with the concept of Financial Group, banking legislation allows the Superintendency of Banks and Other Financial Institutions to conduct consolidated supervision of all companies comprising this group. Furthermore, Venezuelan banking legislation in general abides by the fundamental principles for adequate supervision established by the "Basle Committee on Banking Supervision," thereby ensuring compliance with those principles and, in particular, that which calls for adequate supervision by the "home country," Venezuela in this case. Venezuelan banking legislation also establishes the legal bases for information exchange mechanisms with banking supervisors in other countries acting as host or home country, whichever the case may be.

Below is a summary of the main regulations that govern MERCANTIL and its subsidiaries:

a) Banco Mercantil, C.A. (Banco Universal) in Venezuela
The activities of Banco Mercantil are regulated by the General Law of Banks and Other Financial Institutions (General Bank Law) and the rules and instructions of the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks), the Central Bank of Venezuela (Banco Central de Venezuela - BCV) and the Guarantee and Bank Protection Fund (FOGADE).

The branch and agencies abroad of Banco Mercantil, which have not been incorporated separately from the latter, are subject to specific requirements of the regulatory agencies in the countries where they operate in respect of prior consultation for certain transactions, quality of assets, and capital and liquidity levels, as explained below:

Banco Mercantil, C.A., agencies in Coral Gables, FL and New York, NY
These agencies are subject to banking regulations of the States of Florida and New York. In addition, they are supervised and regulated by the U.S. Federal Reserve System and the Superintendency of Banks in Venezuela.

At a Board of Directors' Meeting held on July 13, 2005, it was resolved to close the Bank's Agency in New York and open a representation office in that city. This process is currently pending approval by the Superintendency of Banks.

Banco Mercantil, C.A. (Banco Universal) Curaçao Branch
This branch is supervised and controlled by the Central Bank of the Netherlands Antilles and the Superintendency of Banks in Venezuela.

New regulations
Regulations require the Bank to earmark at least 31.5% of its gross loan portfolio at December 31, 2005 to finance loans for agricultural purposes, small businesses, the mortgage sector and the tourist industry (Note 5).

In April 2005 Banco Central de Venezuela (BCV) set maximum and minimum rates for deposit and lending operations based on BCV reference rates effective May 1, 2005. In this regard, the annual interest rate for lending operations, including credit cards, may in no case exceed 28%. Financial institutions may only charge an additional 3% on amounts overdue from clients. Annual interest rates for savings deposits may not fall below 6.5%. Annual interest rates on time deposits for 28 or more days, including certificates of participation, may not fall below 10%. Banco Central de Venezuela (BCV) also adopted measures in respect of commissions and fees establishing limits for certain financial services.

Interest or discount rates to be applied by banks for deposit and lending operations are agreed by the financial institution and its clients in each case based on market conditions, except for loans granted under the Housing Policy Law.

b) Commercebank, N.A.
This bank, incorporated and domiciled in accordance with the laws of the United States of America, is supervised and regulated by the Office of the Comptroller of the Currency (OCC). It is also a holding company for the subsidiary Commercebank Investment Services, an investment services provider licensed as a securities broker-dealer, which is regulated by the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) as investment advisor, and Commercebank Trust Company, engaged in the trust fund business and also regulated by the OCC.

Its head office, Commercebank Holding Co., is supervised by the Federal Reserve. It is also a member of the Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) unit.

The wholly owned subsidiaries of Commercebank Holding Co. are: Commercebank Investment Services Inc. and Mercantil Services Corporation.

c) Banco Mercantil Schweiz AG
This bank is incorporated, domiciled and regulated by the laws of Switzerland and supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

d) Seguros Mercantil, C.A.
This company is incorporated in Venezuela and regulated by the Law of Insurers and Reinsurers and its regulations, and by the accounting rules and instructions of the Venezuelan Superintendency of Insurance.

e) Banco Mercantil Venezolano, N.V.
This bank is incorporated, domiciled and regulated by the laws of the Netherlands Antilles and supervised and controlled by the Central Bank of the Netherlands Antilles.

f) Banco del Centro, S.A.
This bank is incorporated, domiciled and regulated by the laws of the Republic of Panama and supervised by the Superintendency of Banks of Panama.

g) BMC Bank & Trust Limited
This bank is incorporated, domiciled and regulated by the laws of the Cayman Islands and supervised by the Cayman Islands Monetary Authority.

h) Merinvest, C.A.
This subsidiary was incorporated in Venezuela and is a holding company for subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV, the Capital Markets Law and the Law of Collective Investment Entities.

2. Accounting Principles in Use

MERCANTIL complies with the rules set out in the Accounting Manual and Plan of Accounts of the CNV. When these rules contain no specific instructions, MERCANTIL follows accounting principles generally accepted in Venezuela. CNV rules differ from the aforementioned accounting principles in the following respects:

a) Presentation of contracted amounts in transactions with derivative financial instruments. In accordance with CNV rules, these transactions are presented as memorandum accounts instead of on the balance sheet as required by the aforementioned accounting principles.

b) Recognition of exchange gains or losses on investment securities in foreign currency held to maturity. In accordance with CNV rules, exchange gains and losses are recognized in the statement of income, while according to the aforementioned accounting principles they should be shown at amortized cost.

c) Presentation of inflation-adjusted financial statements. According to CNV instructions, MERCANTIL should not include the effects of inflation in its financial statements as from 1999, but accounting principles generally accepted in Venezuela continue requiring inflation adjustment. The CNV has ruled that the methodology to be followed by MERCANTIL for presentation of its nominal financial statements is as set out in International Accounting Standard No. 29 (IAS 29). According to this standard, when an economy is no longer hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous reporting period as a basis for presentation of financial statements expressed in nominal bolivars. Therefore, MERCANTIL considered the amounts expressed in terms of purchasing power at December 31, 1999 as the basis for presenting its financial statements expressed in nominal bolivars for subsequent periods.

d) Recording of personal and real property received to repay loans considered uncollectible as well as idle assets. These assets are recorded at the lower of cost and market value and amortized using the straight-line method over one and three years, respectively. In accordance with accounting principles, these assets are recorded at the lower of cost and market value.

e) Unrealized gains or losses resulting from exchange rate fluctuations on investments in debt securities, classified as investments in debt securities available for sale and investments in publicly traded shares denominated in foreign currency, are recorded in shareholders' equity; in conformity with accounting principles generally accepted in Venezuela they should be included in the results.

f) MERCANTIL computes deferred income tax in respect of timing differences between book income and taxable income which are expected to be realized in the foreseeable future and are mainly represented by provisions that are nondeductible in subsequent periods. In accordance with accounting principles generally accepted in Venezuela, a deferred income tax asset or liability is recognized in respect of timing differences between the tax balance and the book balance.

Consolidated financial statements presented in accordance with accounting principles generally accepted in Venezuela are included as supplementary information (Note 32).

In December 2004 the CNV instructed companies that publicly trade securities to present their financial statements in accordance with International Financial Reporting Standards (IFRS) as from fiscal years beginning January 1, 2006. The CNV authorized MERCANTIL to present its financial statements in conformity with current accounting rules until the entities that regulate the subsidiaries forming MERCANTIL require presentation of financial information under IFRS. In December 2005 the CNV decided to postpone application of the aforementioned standards until they are adopted by the Venezuelan Federation of Public Accountants.

Below is a summary of the accounting principles used in the preparation of the consolidated financial statements:

a) Consolidation
The consolidated financial statements at December 31, 2005 and 2004 include the accounts of MERCANTIL and its more than 50%-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

MERCANTIL presents investments in 20%-50%-owned affiliates under the equity method (Note 7).

b) Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the balance sheet dates, the amounts of income, costs and expenses for the periods ended on those dates, and the disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

c) Translation of financial statements of subsidiaries abroad
Assets and liabilities are translated at the year-end exchange rate. Equity accounts are translated at the historic exchange rate and income statement accounts at the average exchange rate for the year. The effect from translation is recorded in shareholders' equity.

d) Investment portfolio
Investments are classified upon acquisition, based on their nature and intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, share trading portfolio, investments in time deposits and placements and restricted investments and repurchase agreements, and accounted for as indicated below:

Investments in trading securities
These investments are recorded at fair value and comprise investments in debt securities acquired for short-term trading. These debt securities may remain in this category for up to 90 days of their acquisition. Unrealized gains or losses resulting from differences in fair values are included in the results for the period.

Investments in securities available for sale
Investments in debt securities available for sale are recorded at fair value and include investments in debt securities acquired for over 90 days. Debt securities may remain in this category indefinitely.

Investments in securities held to maturity
These are investments in debt securities that MERCANTIL has the firm intention and ability to hold until maturity; they are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums on acquisition are amortized to results over the term of the security.

Share trading portfolio
These include investments in shares to be publicly traded.

In general, for all portfolio investments, permanent losses resulting from decreases in fair value are recorded in the results for the year in which they occur. Any subsequent recovery of the fair value does not affect the new cost basis.

The fair value of investments in trading or available-for-sale debt securities not listed on stock exchanges is determined according to the present value of future cash flows of securities, purchase-sale operations on the secondary market or specific market prices of financial instruments with similar characteristics.

Investments in time deposits and placements
These investments include funds deposited with financial institutions and are recorded at cost, which is equivalent to par value.

Restricted investments and repurchase agreements
Restricted investments include repurchase operations and other investments whose property rights are restricted or pledged as loan guarantees. They are valued using the same criteria used to record those investments from which they are derived.

Long-term investments
Investments in 20%-50%-owned affiliates are recorded under the equity method.

e) Investments in securities acquired under resale agreements
Investments in securities acquired under resale agreements are recorded as restricted investments for the amounts of the transactions. Differences between resale and book value are recorded under interest income based on earnings (Note 4).

f) Loan portfolio
Rescheduled loans are those whose original repayment schedule, term or other conditions have been modified at the request of the debtor and according to certain other conditions.

Loans are classified as overdue 30 days after maturity. Term loan installments are shown as overdue if repayment is more than 30 days past due. When any installment is more than 90 days past due, the entire loan balance is classified as overdue.

Loans in litigation are those in the legal collection process.

g) Allowances for risk of uncollectibility of loan portfolio and contingent loans
The allowance for losses on the loan portfolio and contingent loans is determined based on a collectibility assessment aimed at quantifying the specific allowance to be set aside for each loan considering, among other things, economic conditions, client credit risk, credit history and guarantees received.

Loans for minor amounts and of similar nature are assessed as a whole to determine applicable allowances.

h) Property and equipment
Until December 31, 1999, property and equipment was recorded at inflation-adjusted cost, net of accumulated depreciation. From 2000 new additions are recorded at cost. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Fully depreciated property and equipment is included under memorandum accounts.

i) Assets available for sale
Personal and real property received as payment is recorded at the lower of assigned value, book balance and market value and amortized using the straight-line method over one and three years, respectively. The remaining assets available for sale are recorded at the lower of cost and market value. Gains or losses from the realization of assets available for sale are included in the statement of income.

Idle assets must be written out of asset accounts within 24 months.

j) Other assets
MERCANTIL and its subsidiaries assess collectibility of these assets using the same criteria, where applicable, as those applied to the loan portfolio. Provisions are set aside as required for those items based on their nature or aging.

k) Deferred and systems development expenses
Deferred expenses are mainly in respect of office installation and improvement expenses. These expenses, as well as those incurred for systems development, are recorded at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over four years.

l) Goodwill
Goodwill is in respect of excess cost over book value of shares acquired and is amortized using the straight-line method over 20 years (Note 10).

m) Income tax
The tax year of MERCANTIL and its subsidiaries ends on December 31. The tax provision is based on management's projection of tax results.

MERCANTIL and its subsidiaries record a deferred income tax asset when, in the opinion of management, there is reasonable expectation that future tax results will allow it to be realized (Note 16).

n) Liabilities under repurchase agreements
Liabilities under repurchase agreements are treated as financing operations and recorded as liabilities for the amounts of the funds obtained from these transactions. The difference in respect of the repurchase price is recorded as interest expense over the term of the liability.

o) Reserves for insurance operations
Life insurance reserves are calculated based on the estimated rates of return on future investments and expected mortality rates. According to methods that comply with the requirements of the Law of Insurers and Reinsurers in Venezuela, these reserves are certified by independent actuaries. Reserves for current risks are equivalent to the amount of premiums collected but not earned, net of returns.

The reserve for pending claims is a reasonable estimate based on information available on claims made before the end of the year. In addition, MERCANTIL maintains a reserve for unfiled claims.

p) Accrual for employee termination benefits
MERCANTIL and its Venezuelan subsidiaries accrue for their liabilities in respect of employee termination benefits, which are a vested right of employees, based on the provisions of the Venezuelan Labor Law, and deposit amounts accrued on a monthly basis in a trust fund on behalf of each employee. Under certain circumstances, the Law provides for an additional indemnity for unjustified dismissals. Based on experience, MERCANTIL and its Venezuelan subsidiaries have set aside an additional provision to cover this contingent liability.

In addition, Venezuelan Labor Law calls for an annual profit-sharing bonus payable to employees. This bonus ranges from a minimum of fifteen days' salary to a maximum of four months. MERCANTIL and its Venezuelan subsidiaries pay a profit-sharing bonus equivalent to four months of salary.

q) Employee benefit plans
MERCANTIL offers certain Venezuelan subsidiaries a long-term defined-benefit pension plan covering all eligible employees that also provides certain additional retirement benefits. Related costs and liabilities are calculated using internationally accepted actuarial and accounting methods. Costs

are expensed and actuarial bases are revised regularly. MERCANTIL also uses an actuarial method known as the "Projected Unit Credit Method" to calculate the present value of the Defined Benefit Obligation (DBO). In addition, MERCANTIL and its subsidiaries make contributions to Fundación BMA in connection with a long-term stock option plan approved by the Board of Directors' Compensation Committee for a group of eligible officers. Contributions made by MERCANTIL for the acquisition of these shares are recorded in the results of the year they are paid (Note 17).

In addition, Commercebank, N.A. has a 401K benefits plan in which MERCANTIL contributes a fixed percentage of participating employees' salaries.

r) Securities under spot agreements
MERCANTIL records commitments in respect of securities acquired through spot agreements under memorandum accounts. According to CNV rules, differences between the fair value of agreements and the agreed-upon price are recorded in deferred charges with a credit to unrealized gain from adjustment to market value of investments.

s) Derivative financial instruments
A derivative is a financial instrument or other agreement based on an underlying asset and recorded at contractual value. The yield is produced by the evolution of the underlying asset. According to CNV rules, market values of transactions with derivative financial instruments are included under memorandum accounts (Note 22). Gains and losses from fluctuations in market value of derivative financial instruments are included in the results for the year.

t) Recognition of revenue and expenses
Income, costs and expenses are recorded as earned or incurred, respectively. Interest on overdue or litigated loan portfolios or other credits classified as having high recoverability risk is recorded as income when collected. Interest collected in advance is recorded as income when earned.

Commissions from loans granted are recorded as income over the term of these loans.

Income from financial lease contracts, net of amortization costs of leased property, is shown as interest income.

Insurance premiums collected are recorded as income when earned.

u) Fair value of financial instruments
MERCANTIL recognizes transactions with financial instruments at their transaction date. Financial instruments are recorded in the balance sheet as either assets or liabilities at respective fair values. The carrying value of cash and due from banks, investment portfolio and interest and commissions receivable approximates their fair value due to the short-term maturities of these instruments. Since most loans, commercial paper and other financial liabilities of MERCANTIL bear interest at variable market rates, management considers their carrying amounts to approximate fair value.

v) Foreign currency
Foreign currency transactions, mainly in U.S. dollars (US$), Colombian pesos (Ps) and Swiss francs (CHF) are recorded at the exchange rate in effect at the transaction date. Foreign currency balances at December 31, 2005 are shown at the exchange rates of Bs 2,144.60/US$1, Bs 0.9386/Ps1 and Bs 1,630.63/CHF1 (Bs 1,915.20/US$1, Bs 0.8150/Ps1 and Bs 1,689.48/CHF1 at December 31, 2004), as established in the Exchange Agreements described in Note 21. Exchange gains and losses are

included in the results for the year, except those in respect of investments in debt securities available for sale and investments in shares publicly traded denominated in foreign currency, which are included in shareholders' equity.

w) Net income per share
Net income per share is determined by dividing net income for the year by the weighted average of outstanding shares, adjusted for stock dividends considered as issued for both years.

x) Assets received in trust
Assets received in trust, shown under memorandum accounts, are valued using the same parameters as those that MERCANTIL uses to value its own assets. Investments in securities are valued using the same method as that used for investments in securities held to maturity (Note 2-d).

y) Cash flows
For purposes of the consolidated statement of cash flows, MERCANTIL considers as cash equivalents cash and due from banks and the portion of investments in time deposits and placements maturing within 90 days.

z) Risk management
MERCANTIL is mainly exposed to credit, market and operational risks. Below is the risk policy used by MERCANTIL for each type of risk:

Credit risk
MERCANTIL considers exposure to credit risk when one of the parties is unable to pay off its debts at maturity.

MERCANTIL monitors credit risk exposure by regularly analyzing payment capabilities of its borrowers. MERCANTIL structures the level of credit risk by establishing limits for single or group borrowers.

In certain cases, MERCANTIL requests fiduciary or mortgage guarantees, collateral, or certificates of deposit, after assessing specific borrower characteristics.

Market risk
Financial institutions encounter market risks when market conditions show adverse changes that affect the liquidity and value of financial instruments included in investment portfolios or contingent positions and result in a loss for these financial institutions. Market risks are mainly comprised of two types of risk: price and liquidity. Price risks include interest rate, exchange rate and share price risks.

Interest rate risks arise from temporary differences between assets and liabilities shown in the balance sheet. Differences resulting from adverse changes in interest rates have a potential impact on financial margins of institutions.

Exchange rate risks arise from fluctuations in the value of financial instruments due to changes in foreign currency exchange rates. MERCANTIL transactions are mainly in bolivars. However, when the Treasury identifies short or medium-term market opportunities, investments might be deposited in foreign currency instruments, mainly in U.S. dollars, in accordance with regulations set out by the exchange control regime.

MERCANTIL reviews funds provided by cash, overnight deposits, current accounts, deposit and loan maturity, as well as guarantees and margins.

MERCANTIL's investment strategy is aimed at guaranteeing adequate liquidity levels. A significant portion of cash is invested in short-term instruments such as certificates of deposit with Banco Central de Venezuela (BCV). In addition, a large portion of the investment portfolio includes securities issued by the Bolivarian Republic of Venezuela and other highly liquid financial obligations.

Operational risks
MERCANTIL considers exposure to operational risks arising from direct or indirect losses that result from inadequate or defective internal processes, human error, system failures and circumstances derived from external events.

The structure used by MERCANTIL to measure operational risks is based on a qualitative and a quantitative approach. The first approach identifies and analyzes risks before related events occur. The second approach mainly relates to the recollection of events and experiences gained from them.

Fiduciary activities
MERCANTIL acts as custodian, administrator and manager of third-party investments. Trust fund assets are not included in MERCANTIL's assets. At December 31, 2005 and 2004, trust fund assets amount to Bs 5,852,655 million and Bs 4,560,487 million, respectively, and are shown under memorandum accounts (Note 22).

3. Cash and Due from Banks

The main bank subsidiaries must maintain minimum balances of cash and due from banks in foreign and local currencies as required by regulatory entities. These balances are determined based on deposits and other borrowings by subsidiaries. Banco Mercantil deposits this balance with Banco Central de Venezuela (BCV) and, at December 31, 2005, it includes Bs 1,224,088 million and US$4,871,000, equivalent to Bs 10,447 million (Bs 878,974 million and US$4,061,000, equivalent to Bs 7,778 million at December 31, 2004). Demand deposits of Bs 10,500 million are also included (Bs 52,750 million at December 31, 2004). Other foreign subsidiaries maintain balances at December 31, 2005 amounting to US$25,989,000, equivalent to Bs 55,736 million (US$9,446,000, equivalent to Bs 18,091 million at December 31, 2004) as a legal reserve deposited with the Federal Reserve Bank.

Pending cash items are in respect of checks received and in process of collection from other financial institutions.

4. Investment Portfolio

Investment portfolio comprises the following:

(Millions of bolivars)	December 31, 2005 Cost	December 31, 2005 Book value (equivalent to market value)	December 31, 2004 Cost	December 31, 2004 Book value (equivalent to market value)
Investments in trading securities				
Investments in securities issued by Venezuelan entities				
Securities issued or guaranteed by the Bolivarian Republic of Venezuela				
In foreign currency	119,972	122,553	10,169	10,322
Investments in securities issued by other foreign entities				
Other investments	-	-	40	40
	119,972	122,553	10,209	10,362

(Millions of bolivars)	December 31, 2005 Cost	December 31, 2005 Unrealized gain	December 31, 2005 Unrealized loss	December 31, 2005 Book value (equivalent to market value)	December 31, 2004 Cost	December 31, 2004 Unrealized gain	December 31, 2004 Unrealized loss	December 31, 2004 Book value (equivalent to market value)
Investments in securities available for sale								
Investments in securities issued by Venezuelan entities								
Securities issued or guaranteed by the Bolivarian Republic of Venezuela								
In local currency	1,137,695	16,661	(779)	1,153,577	575,896	1,530	(1,590)	575,836
In foreign currency	233,755	3,793	(459)	237,089	142,229	2,378	(1,093)	143,514
	1,371,450	20,454	(1,238)	1,390,666	718,125	3,908	(2,683)	719,350
Other investments	2,921	-	(188)	2,733	133	-	(133)	-
Investments in securities issued by entities in the United States of America								
Securities issued or guaranteed by the government of the United States of America (1)	1,497,230	12,795	(13,649)	1,496,376	1,311,075	8,387	(11,774)	1,307,688
Debt in companies sponsored and supervised by the government of the United States of America (2)	1,849,685	701	(19,538)	1,830,848	1,358,478	1,571	(8,055)	1,351,994
Securities issued by the National Treasury of the United States of America	231,462	142	(383)	231,221	64,881	863	(452)	65,292
Other investments	679,035	72	(1,021)	678,086	344,821	145	(271)	344,695
	4,257,412	13,710	(34,591)	4,236,531	3,079,255	10,966	(20,552)	3,069,669
Investments in other countries	140,613	-	(1,320)	139,293	80,176	960	(27)	81,109
	5,772,396	34,164	(37,337)	5,769,223	3,877,689	15,834	(23,395)	3,870,128

(1) Includes the Government National Mortgage Association and the Small Business Administration.

(2) Includes the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Bank and the Federal Farm Credit Bank.

Investments in securities available for sale include US$123 million as collateral for advances received from the Federal Home Loan Bank (US$178.9 million at December 31, 2004).

At December 31, 2005, investments in securities available for sale include securities of the Coral Gables and New York agencies with market values of US$11,455,794 and US$16,526,630, respectively, pledged to regulatory entities in compliance with state requirements in the United States of America.

During the year ended December 31, 2005, MERCANTIL recognized a permanent loss in the value of National Public Debt Bonds issued by the Bolivarian Republic of Venezuela denominated in foreign currency of Bs 8,345 million, shown under other operating expenses.

At December 31, 2005, a net unrealized gain of Bs 39,274 million shown in the consolidated statement of shareholders' equity includes net unrealized gains of Bs 41,732 million in respect of the share trading portfolio, Bs 1,293 million in restricted investments, Bs 3,173 million in net losses resulting from investments available for sale, Bs 22 million in permanent investments and Bs 556 million in investments held to maturity, reclassified from investments available for sale in 2004.

	December 31, 2005			December 31, 2004		
(Millions of bolivars)	Amortized cost	Unrealized gain (loss)	Market value	Amortized cost	Unrealized gain (loss)	Market value
Investments in securities held to maturity						
Investments in securities issued by Venezuelan entities						
Securities issued or guaranteed by the Bolivarian Republic of Venezuela						
In local currency	468,622	5,270	473,892	520,992	7,197	528,189
In foreign currency	154,572	22,460	177,032	89,169	23,065	112,234
	623,194	27,730	650,924	610,161	30,262	640,423
Investments in securities issued by entities in the United States of America						
Securities issued or guaranteed by the government of the United States of America (1)	11,728	-	11,728	26,209	-	26,209
Debt in companies sponsored and supervised by the government of the United States of America (1)	56,827	-	56,827	104,913	-	104,913
Mandatorily redeemable preferred stock (2)	35,641	-	35,641	31,799	-	31,799
Other investments	64,106	43	64,149	24,423	-	24,423
	168,302	43	168,345	187,344	-	187,344
Investments in other countries	12,432	(124)	12,308	10,687	-	10,687
	803,928	27,649	831,577	808,192	30,262	838,454

(1) Includes the Federal National Mortgage Association.

(2) Includes shares of the Federal Home Loan Bank, Federal Reserve Bank and private companies.

As a result of adjustment to international market values of National Public Debt Bonds denominated in foreign currency, losses of Bs 13,423 million, net of Bs 11,242 million in exchange gains, were recorded during 2004 and included in loss from investment securities under other operating expenses (Note 19).

Debt securities issued by the Bolivarian Republic of Venezuela in local currency include Bs 393,228 million (Bs 392,590 million at December 31, 2004) under exchange indexing clauses at variable quarterly yields (options). Variable yields will be the higher of: a) 80-85% of the Market Lending Rate and b) three-month LIBOR plus a 100 basic-point margin, plus the annual bolivar to U.S. dollar devaluation rate.

Due to the low liquidity levels of the secondary market for these securities and the absence of a market for these options, management used the Black-Scholes-Merton model for valuation purposes. Results were the following: options maturing in 2006 added no value to bonds; options maturing in 2007 were the equivalent of 19.66% of the par value of bonds, and 101.40% and 102.65% of ordinary bonds maturing in 2006 and 2007, respectively.

In view of the difficulty in estimating future exchange rates due to existing currency exchange controls in Venezuela, a fundamental variable for the aforementioned model, valuation results have not been recorded and, therefore, these debt securities and options are shown at amortized cost which, at December 31, 2005, is an aggregate 99.34%.

For options maturing in November 2005, Banco Mercantil collected in cash Bs 15,368 million as a result of indexing clauses for these bonds, which were recorded as interest income during the year ended December 31, 2005. For options that matured in November 2004, Banco Mercantil collected in cash Bs 24,312 million during the year ended December 31, 2004.

	December 31, 2005				December 31, 2004			
(Millions of bolivars)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
Share trading portfolio								
Shares issued by Venezuelan companies (1)	34,015	86,781	(45,321)	75,475	37,013	104,630	(52,547)	89,096
Shares issued by foreign companies (2)	765	272	-	1,037	44,728	170,519	-	215,247
	34,780	87,053	(45,321)	76,512	81,741	275,149	(52,547)	304,343

(1) Mainly includes ADS de C.A. Nacional Teléfonos de Venezuela (CANTV) equivalent to 1.40% of its capital stock.

(2) Mainly includes Bancolombia, S.A. shares equivalent to 5.7% of its capital stock.

During the year ended December 31, 2005, MERCANTIL and its subsidiaries sold their shares in Bancolombia (Banco Comercial de Colombia) through the Colombian Stock Exchange. A gain on sale of Bs 322 billion was recorded as operating income, of which Bs 292 billion and Bs 30 billion were recorded in equity under unrealized gain from adjustment to market value of investments in securities and translation adjustment, respectively. At December 31, 2005, related costs of Bs 11 billion are mainly in respect of stock exchange commissions and brokerage fees paid to third parties.

	December 31, 2005		December 31, 2004	
(Millions of bolivars)	Cost	Market value	Cost	Market value
Investments in time deposits and placements				
Investments in securities issued by Venezuelan entities				
Time deposits				
In Banco Central de Venezuela	2,610,000	2,610,000	1,579,800	1,579,800
Overnight deposits	-	-	58,000	58,000
	2,610,000	2,610,000	1,637,800	1,637,800
Investments in securities issued by financial institutions in the United States of America				
Time deposits	150,895	150,895	244,512	244,512
Overnight deposits	176,281	176,281	99,195	99,195
	327,176	327,176	343,707	343,707
Investments in securities issued by foreign entities	159,781	159,781	368,516	368,516
	3,096,957	3,096,957	2,350,023	2,350,023

Investments in time deposits and placements include investments of Bs 3,047,712 million, maturing within 90 days (Bs 2,000,065 million at December 31, 2004).

	December 31, 2005		December 31, 2004	
(Millions of bolivars)	Cost	Market value	Cost	Market value
Restricted investments and repurchase agreements				
Securities issued by the Bolivarian Republic of Venezuela				
In local currency	8,841	8,878	3,229	3,354
In foreign currency	23,459	23,907	-	-
	32,300	32,785	3,229	3,354

	December 31, 2005		December 31, 2004	
(Millions of bolivars)	Cost	Market value	Cost	Market value
Securities under repurchase agreements with Banco Central de Venezuela	-	-	395,200	395,200
Securities issued or guaranteed by the government of the United States of America	89,170	89,978	23,130	23,681
Other	416	416	347	347
	89,586	90,394	418,677	419,228
	121,886	123,179	421,906	422,582

Below is the classification of investments by maturity at December 31, 2005:

	Investments available for sale			Investments held to maturity		
(Millions of bolivars)	Cost	Book value (equivalent to market value)	Yield % (1)	Cost	Amortized cost	Yield % (1)
In bolivars						
Less than 1 year	581,720	583,756	8.51	203,393	203,400	13.25
From 1 to 5 years	559,802	569,820	9.80	265,800	265,221	15.36
In U.S. dollars						
Less than 1 year	1,106,959	1,105,034	3.99	4,630	4,630	9.43
From 1 to 5 years	448,680	442,692	6.37	142,082	142,082	5.45
From 5 to 10 years	3,091,553	3,067,921	6.45	188,579	188,595	6.37
	5,788,714	5,769,223		804,484	803,928	

(1) The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including amortization of premiums or discounts) by amortized cost. The effect of changes in fair value is not recognized.

During the year ended December 31, 2005, net income of Bs 324,231 million (Bs 49,072 million during the year ended December 31, 2004) was recorded on the sale of securities and included in the consolidated statement of income under Gain on sale of investment securities.

During the year ended December 31, 2004, investments in debt securities of US$22.5 million, equivalent to Bs 43,092 million, issued by government entities in the United States of America were transferred from investments in securities available for sale to investments in securities held to maturity. A net unrealized gain of US$437,000 million will be amortized over the remaining term of the investment.

During the year ended December 31, 2005, MERCANTIL purchased and sold investments at market value involving related companies for Bs 17,740,776 million and Bs 18,525,977 million, respectively (Bs 13,309,808 million and Bs 14,001,832 million in purchases and sales for the year ended December 31, 2004).

The control environment of MERCANTIL includes policies and procedures to determine investment risks by entity and economic sector. At December 31, 2005, MERCANTIL has investment securities issued or guaranteed by the Venezuelan government and investment securities with Banco Central de Venezuela (BCV), which represent 21.69% and 26.12%, respectively, of its investment securities portfolio (17.27% and 25.43%, respectively, at December 31, 2004). Furthermore, MERCANTIL has investments in bonds issued by the government and other government agencies of the United States of America representing 36.59% of its investment portfolio (37.17% at December 31, 2004).

5. Loan Portfolio

The loan portfolio is classified as follows:

	December 31, 2005						December 31, 2004	
(Millions of bolivars)	Current	Rescheduled	Overdue	In litigation	Total	%	Total	%
Economic activity								
Commercial	4,892,112	3,998	10,362	2,544	4,909,016	43	3,255,646	43
Foreign trade	783,951	5,187	3,743	-	792,881	7	724,722	10
Construction	1,414,169	-	1,892	430	1,416,491	12	917,809	12
Industrial	1,119,488	16,640	1,322	26	1,137,476	10	851,696	11
Services	526,554	-	1,867	334	528,755	5	327,494	4
Agriculture	789,904	-	3,419	136	793,459	7	587,029	8
Credit cards	435,063	-	169	-	435,232	4	260,651	3
Home purchase	397,612	4,748	2,859	812	406,031	4	188,527	3
Car loans	504,404	10	857	-	505,271	4	138,123	2
Other	594,007	-	5,233	249	599,489	4	254,285	4
	11,457,264	30,583	31,723	4,531	11,524,101	100	7,505,982	100
Guarantee								
Unsecured	3,985,472	639	15,027	248	4,001,386	35	2,404,645	32
Pledged	3,536,628	6,574	9,539	2,408	3,555,149	31	1,501,392	20
Mortgage	1,782,058	2,286	3,472	542	1,788,358	16	2,834,049	38
Debenture	2,153,106	21,084	3,685	1,333	2,179,208	18	765,896	10
	11,457,264	30,583	31,723	4,531	11,524,101	100	7,505,982	100
Maturity								
Up to three months	5,125,152	6,362	17,648	1,014	5,150,176	45	3,227,826	43
Three to six months	1,120,571	-	5,402	1,145	1,127,118	10	749,792	10
Six months to one year	1,144,625	373	3,490	974	1,149,462	10	720,788	10
One to two years	1,092,518	1,951	3,147	840	1,098,456	10	819,662	11
Two to three years	599,672	15,747	1,885	195	617,499	5	471,738	6
Three to four years	588,276	91	112	280	588,759	5	278,662	4
Four to five years	460,380	701	26	40	461,147	4	222,758	3
Over five years	1,326,070	5,358	13	43	1,331,484	11	1,014,756	13
	11,457,264	30,583	31,723	4,531	11,524,101	100	7,505,982	100
Geographical location of debtor								
Venezuela	6,818,714	29,040	24,843	3,051	6,875,648	60	3,824,659	51
United States of America	3,274,125	1,543	6,878	1,232	3,283,778	28	2,699,036	36
Mexico	401,095	-	-	-	401,095	3	286,118	4
Switzerland	247,622	-	-	248	247,870	2	200,866	3
Colombia	125,343	-	-	-	125,343	1	77,468	1
Panama	75,413	-	-	-	75,413	1	32,720	-
El Salvador	76,608	-	-	-	76,608	1	42,461	1
Honduras	45,120	-	-	-	45,120	-	36,051	-
Guatemala	54,947	-	-	-	54,947	-	37,386	-
Peru	21,086	-	-	-	21,086	-	9,962	-
Other countries	317,191	-	2	-	317,193	4	259,255	4
	11,457,264	30,583	31,723	4,531	11,524,101	100	7,505,982	100

	December 31, 2005		December 31, 2004	
	Millions of bolivars	%	Millions of bolivars	%
Risk				
Normal	11,369,621	98	7,246,224	96
Potential	65,364	1	92,488	1
Real	64,815	1	117,887	2
High	20,691	-	46,760	1
Unrecoverable	3,610	-	2,623	-
	11,524,101	100	7,505,982	100

In 2001 a group of debtors of indexed mortgage loans and credits used for car purchases filed a lawsuit in respect of calculation of interest on these loans. In 2002 the Venezuelan Supreme Tribunal of Justice ruled in favor of the debtors and interest was recalculated pursuant to the ruling. Recalculation resulted in an adjustment to the loan portfolio of Bs 14,562 million in 2002 and Bs 17,278 million in 2003, charged to allowance for losses on loan portfolio. In October 2004 the Venezuelan Supreme Tribunal of Justice published the rules for new recalculation of indexed mortgage loans based on a methodology provided by Banco Nacional de Ahorro y Préstamo (BANAP). At December 31, 2004, recalculation of these loans gave rise to an adjustment to the loan portfolio of Bs 9,878 million, charged to allowance for losses on loan portfolio. Furthermore, in December 2004 the Ministry of Housing published a resolution according to which, during the recalculation process of indexed mortgage loans, interest accrued from January 24, 2002 to August 30, 2004 could not be included under debts repayable by credit beneficiaries. This recalculation resulted in an amount of Bs 15,262 million, of which Bs 3,262 million and Bs 12,000 million were charged to income for the years ended December 31, 2005 and 2004, respectively.

At December 31, 2005, indexed mortgage loans covered by the Housing Savings System, or otherwise, whose initial balance was Bs 14,815 million, show a principal book balance of Bs 2,555 million (Bs 8,971 million at December 31, 2004). Refinanced interest amounts to Bs 2,251 million (Bs 3,240 million at December 31, 2004) and interest earned in respect of indexed mortgage loans under the Housing Savings System recorded as deferred income amounts to Bs 1,264 million at December 31, 2005 and 2004. At December 31, 2005 and 2004, MERCANTIL's results of operations do not include refinanced interest or any restricted surplus in this connection.

In March 2005 the Ministry of Light Industries and Trade published a resolution which defines "vehicles to be used for work purposes." Therefore, initial recalculations for 2002 were remade, resulting in an adjustment to the loan portfolio of Bs 14,317 million charged to income for the year ended December 31, 2005.

At December 31, 2005, loans for acquisition of vehicles to be used for work purposes, whose initial balance was Bs 9,454 million, show a principal book balance of Bs 3.8 million (Bs 730 million at December 31, 2004).

In 2005 through a joint resolution, the Ministry of Finance and the Ministry of Agriculture and Land set at 16% the percentage of the loan portfolio to be earmarked by each commercial and universal bank to finance the agricultural sector during the year ended December 31, 2005. This percentage is calculated based on the gross loan portfolio at December 31, 2004 (16% based on the gross loan portfolio at December 31, 2003 for the year ended December 31, 2004). At December 31, 2005, Banco Mercantil has granted loans to this sector of Bs 789,494 million, equivalent to 21.9% of its gross loan portfolio at December 31, 2004 (Bs 574,524 million, equivalent to 32.9% of its gross loan portfolio at December 31, 2003 in 2004).

Banco Mercantil is required to earmark at least 3% of its entire loan portfolio at prior-semester closing to finance companies with 10 employees or less and annual sales of 9,000 tax units or less (microcredits). At December 31, 2005, loans of Bs 182,716 million have been granted to this sector, representing 3.8% of the loan portfolio, exceeding the minimum required percentage.

The Special Law for Home Mortgagor Protection was enacted in January 2005. Under this Law, banks and other financial institutions regulated by the General Law of Banks must grant mortgage loans for acquisition, construction or subcontracted construction, home improvement or remodeling of primary residences, based on a percentage of their annual loan portfolio set by the National Housing Council (CONAVI) (up to 3% for long-term mortgage loans and at least 7% for short-term mortgage loans, excluding loans granted under the Venezuelan Housing Policy Law). The minimum percentage is subject to certain decisions by the authorities. According to this Law, loans will bear a social interest rate of 11% calculated by Banco Nacional de Ahorro y Préstamo (BANAP) according to criteria set out by CONAVI. The rate shall not exceed 18% per annum. Subsequently, on August 3, 2005, the Ministry of Housing set at 10.89% the maximum annual social interest rate as stipulated by the Special Law for Home Mortgagor Protection (11.36% until August 2, 2005). The applicable mortgage loan rate under the Venezuelan Housing Policy Law is 10.32% (11.36% until August 2, 2005). At December 31, 2005, the subsidiary Banco Mercantil has granted mortgage loans amounting to approximately Bs 359,861 million.

In December 2005 the Ministry of Tourism published a resolution whereby commercial and universal banks must assign 2.5% of their gross loan portfolio at prior-semester closing for transactions provided under the aforementioned resolution through December 31, 2005. According to Banco Mercantil management, its legal advisors, commercial and universal banks, this requirement is effective beginning January 2006.

Below is the movement of the allowance for losses on loan portfolio:

	Years ended December 31,	
(Millions of bolivars)	**2005**	**2004**
Balance at the beginning of the year	193,659	209,840
Allowance for the year	66,215	52,842
Effect of translation of allowances in foreign currency	8,140	17,681
Release of allowance	(21,314)	(14,512)
Write-off of uncollectible loans	(53,814)	(82,226)
Loan portfolio recoveries	34,006	-
Transfers from (to) other reserves	2,512	10,034
Balance at the end of the year	229,404	193,659

Based on risk analyses, the allowance includes an additional component to cover possible differences that could affect management's estimates of losses which, at December 31, 2005 and 2004, represent 0.69% and 0.85%, respectively, of the principal balance of the loan portfolio.

During the year ended December 31, 2005, interest accrued but not recorded as income on overdue loans and loans in litigation amounted to Bs 13,924 million (Bs 25,678 million during the year ended December 31, 2004). Interest on loan portfolio for the year ended December 31, 2005 includes Bs 16,719 million (Bs 24,432 million during the year ended December 31, 2004) for interest collected on overdue loans and loans in litigation deferred in previous years.

During the year ended December 31, 2005, uncollectible loans written-off in previous years for Bs 30,021 million were collected (Bs 39,199 million during the year ended December 31, 2004) and are shown in the consolidated statement of income under other income (Note 18).

The control environment of MERCANTIL includes policies and procedures to determine credit risks by client and economic sector. Concentration of risk is limited since loans are granted to a variety of economic sectors and a large number of clients. At December 31, 2005 and 2004, MERCANTIL does not have significant risk concentrations in its consolidated loan portfolio.

6. Interest and Commissions Receivable

Interest and commissions receivable at December 31 comprise the following:

(Millions of bolivars)	**2005**	**2004**
Interest on		
Loan portfolio	78,912	53,526
Investment securities	66,187	65,806
	145,099	119,332
Commissions receivable	14,795	11,229
Provision for contingent losses	(2,419)	(4,740)
	157,475	125,821

7. Long-term Investments

Long-term investments recorded by the equity method comprise the following:

		December 31, 2005			December 31, 2004		
	Par value	**Number of shares**	**Equity %**	**Millions of bolivars**	**Number of shares**	**Equity %**	**Millions of bolivars**
Todo 1 Services, Inc.	2,144 (1)	21,823	38.80	4,106	21,823	38.92	2,878
Cestaticket Accor Services, C.A.	100	37,088	43.00	20,585	37,088	43.00	14,491
Proyectos Conexus	100	343,334	33.33	1,373	343,334	33.33	1,118
Other				43			5,478
				26,107			23,965

(1) Equivalent to a par value of US$1 per share.

During the year ended December 31, 2005, MERCANTIL recorded income of approximately Bs 22,644 million (expenses of Bs 16,030 million at December 31, 2004) arising from equity participation, of which Bs 20,765 relates to Cestaticket Accor Services, C.A. (Bs 15,307 million during the year ended December 31, 2004) and received dividends of Bs 14,670 million (Bs 10,973 million during the year ended December 31, 2004).

Todo 1 Services, Inc., an entity incorporated and domiciled in the United States of America, began operations in February 2000 as part of a strategic alliance with several financial institutions, Bancolombia and CONAVI in Colombia, and Banco Pichincha in Ecuador. The alliance strives to combine the individual business skills of these companies to develop e-business in each of the aforementioned countries and Spanish-speaking markets in general. As a result of this alliance, during the year ended December 31, 2005, MERCANTIL recorded income from equity in long-term investments of Bs 905 million (expenses of Bs 2,062 million during the year ended December 31, 2004).

8. Assets Available for Sale

Assets available for sale at December 31 comprise the following:

(Millions of bolivars)	2005	2004
Real property received as payment	7,996	10,992
Personal property received as payment	213	97
Idle assets	1,476	7,539
Other assets available for sale	971	1,643
Accumulated amortization	(4,023)	(7,643)
	6,633	12,628

During the year ended December 31, 2005, MERCANTIL recorded amortization expense in respect of assets available for sale of Bs 5,376 million (Bs 9,152 million during the year ended December 31, 2004). Fully amortized personal and real property is shown under memorandum accounts.

During the year ended December 31, 2005, MERCANTIL and certain subsidiaries sold assets received as payment and idle assets, resulting in a gain on sale of Bs 16,260 million (Bs 11,851 million during the year ended December 31, 2004), shown in the consolidated statement of income under other income.

9. Property and Equipment

Property and equipment comprises the following:

	December 31, 2005			December 31, 2004		
(Millions of bolivars)	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
Buildings and facilities	230,310	(96,200)	134,110	223,764	(97,573)	126,191
Office furniture and equipment	222,357	(155,806)	66,551	180,846	(123,469)	57,377
Land	27,882	-	27,882	28,405	-	28,405
Other property	40,275	(1,266)	39,009	25,149	(936)	24,213
	520,824	(253,272)	267,552	458,164	(221,978)	236,186

During the year ended December 31, 2005, MERCANTIL recorded depreciation expense of Bs 34,000 million (Bs 27,124 million during the year ended December 31, 2004), shown in the consolidated statement of income under operating expenses.

At December 31, 2005, buildings, facilities and land of Bs 161,992 million have an estimated market value of Bs 738,720 million based on valuations performed by independent appraisers in December 2005.

Below is a summary of the useful lives assigned to property and equipment:

	Useful life (Years)	Remaining useful life (Years)
Buildings and facilities	40	23
Office furniture and equipment	4-10	2
Other property	5	3

10. Other Assets

Other assets at December 31 comprise the following:

(Millions of bolivars)	2005	2004
Goodwill		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 32,806 million (Bs 26,245 million at December 31, 2004)	98,417	104,978
C.A. Seguros Orinoco, net of accumulated amortization of Bs 4,243 million (Bs 3,180 million at December 31, 2004)	15,359	16,420
Seguros Mercantil, C.A., net of accumulated amortization of Bs 1,362 million (Bs 1,114 at December 31, 2004)	3,594	3,841
	117,370	125,239
Dividends and other accounts receivable	209,194	23,841
Insurance premiums receivable	70,527	43,624
Deferred income tax (Note 16)	47,539	35,296
Deferred expenses, net of accumulated amortization of Bs 45,030 million (Bs 35,213 million at December 31, 2004)	44,673	30,784
Prepaid taxes	25,152	8,654
Prepaid expenses	21,367	15,933
Pending items	19,266	4,560
Systems development, net of accumulated amortization of Bs 56,162 million (Bs 67,116 million at December 31, 2004)	10,385	15,121
Prepaid advertising	6,405	2,971
Stationery and office supplies	4,265	2,595
Advances for acquisition of real property	2,482	4,619
Accounts receivable from other credit card issuing institutions	2,400	4,395
Other	15,246	12,852
	478,901	205,245
	596,271	330,484
Allowance for estimated losses on other assets	(5,801)	(3,815)
	590,470	326,669

In 2000 and 2001, MERCANTIL acquired a majority shareholding in a commercial bank in Venezuela (Interbank, C.A.) and an insurance company (C.A. Seguros Orinoco), giving rise to goodwill of Bs 131,223 million and Bs 19,600 million, respectively. These two companies were later merged into Banco Mercantil and Seguros Mercantil, respectively, and the former shareholders have provided guarantees covering a 5-10 year period for recovery of certain assets and resolution of certain contingencies.

The balance of pending items includes mainly operations conducted in the normal course of business in the last days of the month, which are being identified and have not yet been recorded. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under other liabilities (Note 14).

11. Deposits

Deposits at December 31 comprise the following:

Type of deposit

	2005		2004	
	Millions of bolivars	%	Millions of bolivars	%
Non-interest-bearing checking accounts	3,327,531	17	2,325,349	17
Interest-bearing checking accounts	4,670,541	24	3,749,154	27
Savings accounts	5,318,013	27	3,870,420	28
Time deposits	6,166,201	32	3,871,387	28
	19,482,286	100	13,816,310	100

Time deposits by maturity

	2005		2004	
	Millions of bolivars	%	Millions of bolivars	%
Up to 30 days	3,495,656	57	2,126,476	55
31 to 60 days	1,229,063	20	793,590	20
61 to 90 days	540,943	9	456,320	12
91 to 180 days	364,978	6	220,405	6
181 to 360 days	369,156	6	142,908	4
Over 360 days	166,405	2	131,688	3
	6,166,201	100	3,871,387	100

Deposits at December 31 bear interest at the rates shown below:

	2005				2004			
	Deposits in bolivars		Deposits in U.S. dollars		Deposits in bolivars		Deposits in U.S. dollars	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%		%		%		%	
Interest-bearing checking accounts	1.00	2.50	0.10	2.70	1.00	3.50	0.10	2.10
Savings deposits	6.50	8.00	0.10	2.70	2.00	13.00	0.10	2.50
Time deposits	7.50	13.75	0.15	6.57	7.73	17.00	0.15	6.57

At December 31, 2005, deposits include Bs 498,216 million (Bs 1,064,216 million and US$343 million at December 31, 2004) from the Venezuelan government and other government entities, equivalent to 2.6% of total deposits (7.7% at December 31, 2004).

12. Debt Authorized by the Venezuelan Securities and Exchange Commission

At December 31, 2005, MERCANTIL has issued by public offering debenture bonds and commercial paper with the following characteristics:

a) Debenture bonds

(Millions of bolivars)	Amount of issue	Amount placed	Current balance	Date of issue	Term (Years)	Percentage of return on TAM (•) %
Issue 2004-I	25,000	7,512	7,512	May-June-September-October 2004	1.5	84
Issue 2004-II	25,000	25,000	25,000	May-September-October 2004	2.5	90
Issue 2004-III	30,000	27,040	27,040	November 2004-March and May 2005	1.5	84
Issue 2004-IV	30,000	28,871	28,871	November 2004-March and May 2005	3	91
Issue 2005-I	35,000	27,033	27,033	November-December 2005	3	88
Issue 2005-II	25,000	16,432	16,432	November-December 2005	1.5	84
	170,000	131,888	131,888			
Bonds acquired by subsidiaries			(5,165)			
			126,723			

b) Commercial paper

(Millions of bolivars)	Amount of issue	Amount placed	Current balance	Date of issue	Term (Days)	Discount %
Issue 2004-I						
Series VII	5,000	4,878	4,878	May 2005	241	13.00
Series X	5,000	4,913	4,913	August 2005	151	11.50
Series XII	5,000	4,877	4,877	October 2005	79	10.75
Series XIV	5,000	5,000	5,000	November 2005	58	10.50
Issue 2005-I						
Series I	5,000	5,000	5,000	November 2005	125	10.60
Series II	10,000	10,000	10,000	November 2005	180	10.75
Series III	10,000	9,192	9,192	December 2005	180	10.75
	45,000	43,860	43,860			

(•) The Market Lending Rate (TAM) is the weighted average annual interest rate for lending operations agreed by the main six commercial and universal banks in Venezuela according to information published by Banco Central de Venezuela (BCV).

MERCANTIL reserves the right to fully or partially redeem these bonds at par value as of one year of the issue date of each series and on the date coupons are paid. One or several series issued may be redeemed.

13. Financial Liabilities

Financial liabilities at December 31 are classified by type and maturity as follows:

(Millions of bolivars)	2005 Up to one year	2005 More than one year	2005 Total	2004 Up to one year	2004 More than one year	2004 Total
Liabilities with Venezuelan banks and savings and loan institutions						
Credit balances with correspondent banks	33,026	-	33,026	29,941	-	29,941
Loans granted by Venezuelan financial institutions, with annual interest at between 6.46% and 15% (between 4.47% and 14.50% at December 31, 2004)	143,511	45,000	188,511	92,036	32,122	124,158
	176,537	45,000	221,537	121,977	32,122	154,099
Liabilities with foreign banks and savings and loan institutions						
Loans of US$127,215,798 granted by foreign financial institutions, with annual interest at between 0.02% and 9.63% (US$185,509,952, with annual interest at between 0.01% and 13% at December 31, 2004)	83,654	189,173	272,827	59,468	295,818	355,286
Liabilities under repurchase agreements, with a par value of US$122,146,321 (US$20,626,725 at December 31, 2004)	314	261,641	261,955	1,188	38,305	39,493
Other liabilities						
Funds received for special financing programs, with annual interest at between 18% and 22.29% (between 18% and 22.29% at December 31, 2004)	-	6,289	6,289	-	11,116	11,116
Liabilities with credit card points of sale	4,941	-	4,941	2,902	-	2,902
Liabilities in respect of letters of credit	61,057	-	61,057	44,398	-	44,398
Other	12,423	132,569	144,992	2,906	23,013	25,919
	78,421	138,858	217,279	50,206	34,129	84,335
	338,926	634,672	973,598	232,839	400,374	633,213

Maturities of financial liabilities at December 31 are as follows:

Up to one year

	2005 Millions of bolivars	2005 %	2004 Millions of bolivars	2004 %
Up to 30 days	101,200	30	57,374	25
31 to 60 days	31,965	9	10,653	5
61 to 90 days	75,062	22	8,997	4
91 to 180 days	3,335	1	69,413	29
181 to 270 days	31,788	10	511	-
271 to 360 days	95,576	28	85,891	37
Total	338,926	100	232,839	100

More than one year

	2005		2004	
	Millions of bolivars	%	Millions of bolivars	%
2006	719	-	150,745	38
2007	211,419	33	180,199	45
2008	26,013	4	24,937	6
2009 and beyond	396,521	63	44,493	11
Total	634,672	100	400,374	100

Liabilities under repurchase agreements

Below is a summary of liabilities under repurchase agreements at December 31:

(Millions of bolivars)	2005	2004
Balance at year-end	261,955	39,493
Fair value of financial instruments (1)	261,940	39,662
Total maximum balance outstanding at the end of any month of the year	261,955	39,134
Average balance for the year	94,372	35,639

(1) Based on present value of estimated future cash flows.

	%	
Weighted average interest rate		
For the year		
In foreign currency	3.18	1.93
Interest rate at year-end		
In foreign currency	3.89	2.69

Liabilities under repurchase agreements are mainly in respect of investments sold by the subsidiaries Commercebank, N.A. and Banco del Centro, S.A. in the normal course of business.

14. Other Liabilities

Other liabilities at December 31 comprise the following:

(Millions of bolivars)	2005	2004
Reserves for insurance operations (Note 2-n)	268,017	178,264
Pending items	202,652	42,345
Cashier's checks issued to clients	191,956	65,785
Provision for contingencies and other (Note 16)	173,429	93,290
Provisions for taxes payable	69,181	20,089
Accrued expenses	68,827	43,658
Deferred interest	47,218	48,023
Provision for operating risks	43,192	52,961
Taxes collected and withheld	39,892	34,904
Other demand liabilities	38,585	26,182
Personnel profit sharing and bonuses	24,892	16,255
Accounts payable to suppliers	10,383	7,626
Labor contributions	9,206	4,004
Law on Narcotic and Psychotropic Substances (Note 30)	8,557	5,252
Unrealized gains	1,652	2,466
Other	47,585	25,903
	1,245,224	667,007

Pending items mainly include commitments acquired by Commercebank in respect of pending transactions with securities at year-end, which were paid in the first days of January.

At December 31, 2005, MERCANTIL maintains provisions for operating risks of Bs 43,192 million (Bs 52,961 million at December 31, 2004) determined on the basis of methodologies for risk management assessment, measurement and control. During the year ended December 31, 2005, Bs 45,185 million was recorded in the consolidated statement of income under other operating expenses in respect of these provisions (Bs 44,064 million during the year ended December 31, 2004).

15. Subordinated Debt

The subsidiary Commercebank Holding Corporation has issued the following 30-year subordinated debt, which is mandatorily redeemable:

Issue date	Maturity date	Annual interest %	Original amount in millions US$	Balance at December 31, 2005 in millions of US$	December 31, 2005	December 31, 2004
					(Equivalent in millions of bolivars)	
June 1998	June 2028	8.90	40	28	59,684	53,300
September 2000	September 2030	10.60	15	15	32,169	28,728
March 2001	June 2031	10.18	10	10	21,446	19,152
November 2001	December 2031	LIBOR + 3.75	5	5	10,723	9,576
July 2002	July 2032	LIBOR + 3.65	10	10	21,446	19,152
December 2002	January 2033	LIBOR + 3.35	9	9	19,838	17,716
April 2003	April 2033	LIBOR + 3.25	8	8	17,157	15,322
March 2004	April 2034	LIBOR + 2.85	5	5	10,723	9,575
			102	90	193,186	172,521

Commercebank Holding Corporation has the option of deferring interest payment on these liabilities for up to 10 six-month periods.

16. Taxes

Tax expense comprises the following:

(Millions of bolivars)	Years ended December 31, 2005	2004
Taxes		
Current		
In Venezuela	38,814	38,523
Abroad	41,324	31,913
	80,138	70,436
Benefit from utilization of tax loss carryforwards and business assets tax credits	-	(18,565)
	80,138	51,871
Deferred		
In Venezuela	1,400	-
Abroad	(4,121)	2,539
	(2,721)	2,539

Taxes in Venezuela

Venezuelan Income Tax Law

This Law contemplates, among other things, regulations concerning a proportional tax on dividends, annual inflation adjustment, worldwide income taxation and transfer pricing. According to transfer-pricing regulations, taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions based on prices that independent third parties would use in similar operations applying any of the methodologies set out in this Law and to report the respective results in a special transfer-pricing tax return for information purposes.

For the years ended December 31, 2005 and 2004, the main differences between book income and taxable income arise from the net effect of the annual inflation adjustment, provisions and accruals, nontaxable income and the net effect of tax-exempt income from National Public Debt Bonds and other securities issued by the Bolivarian Republic of Venezuela.

At December 31, 2005, MERCANTIL and its subsidiaries have tax loss carryforwards estimated at Bs 221,761 million, with maturities as shown below:

(Millions of bolivars)	Territorial	Extraterritorial	Total global
Tax loss carryforwards	164,538	57,223	221,761
Maturity			
2006	126,085	31,160	157,245
2007	10,156	18,509	28,665
2008	28,298	7,554	35,852

The aforementioned amount is mainly comprised of tax losses of Inversiones y Valores Mercantil V (Bs 101,444 million), MERCANTIL (Bs 87,768 million), Seguros Mercantil (Bs 14,014 million), Holding Mercantil Internacional (Bs 9,337 million) and Mensajeros y Transportes, C.A. (Bs 3,221 million).

The subsidiary Banco Mercantil computed taxable income for the year ended December 31, 2005, giving rise to a tax expense of Bs 33,061 million. The following is an estimated reconciliation between book expense and tax expense for Banco Mercantil at December 31:

	2005	2004
Statutory tax rate	34%	34%
(Millions of bolivars)		
Notional tax expense based on book income computed at the tax rate in effect	160,437	120,949
Difference between notional tax expense and actual tax expense		
Effect of the annual inflation adjustment	(53,890)	(71,905)
Net effect of National Public Debt Bonds exemption	(20,938)	(41,785)
Nondeductible provisions		
Loan portfolio, net	15,773	(3,870)
Other provisions	13,295	24,041
Other	(89,483)	(5,599)
Effect of applying tax rate to taxable income in Venezuela	25,194	21,831
Effect of applying tax rate to foreign-earned taxable income	7,867	6,070
Effect of applying tax rate to taxable income in Venezuela, plus foreign-earned taxable income	33,061	27,901
Benefit from potential utilization of tax loss carryforwards	-	18,565
Benefit from utilization of business assets tax credits	266	-

Income tax regulations in Venezuela and the United States of America set out the rules applicable to transfer pricing. According to these rules, taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions applying certain methodologies set out in the regulations. MERCANTIL and most of its subsidiaries to which these rules apply filed transfer-pricing returns for information purposes.

Business assets tax

Business assets tax was a minimum tax, complementary to income tax. It was calculated as 1% of the simple average of assets, based on amounts at the beginning and end of the year. In August 2004, the Business Assets Tax Law was repealed, but business assets tax credits may still be carried forward for three years. At December 31, 2005, MERCANTIL and its subsidiaries have excess business assets tax of Bs 792 million for offsetting against income tax, which may be used until 2006 and 2007 (Bs 354 million and Bs 438 million, respectively).

Bank debit tax

In March 2002 the Venezuelan government enacted the Bank Debit Tax Law. This tax is levied upon debits or withdrawals made from checking and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments. Venezuelan banks and other financial institutions are also required to pay this tax on transactions such as investments, interbank loans, and personnel and operating expenses, among others. Bank debit tax rates were set at 1% until June 30, 2003; 0.75% from July 1 until December 31, 2003, and 0.50% as from January 1, 2004. During 2005 the rate was 0.50%. A partial reform of the Bank Debit Tax Law was published in December 2005 extending application of the 0.5% tax rate until December 31, 2006. Bank debit tax expense for the year ended December 31, 2005 amounted to Bs 9,515 million (Bs 7,284 million for the year ended December 31, 2004).

Taxes in the United States of America

Federal taxes

Federal tax legislation in the United States of America establishes, among other things, tax on dividends, worldwide income taxation and transfer pricing.

State taxes

Companies in the United States of America must pay taxes in the state where they operate. In 2004 these companies filed tax returns in Florida, New York, Texas and Delaware. Computation depends on tax laws in each state. Payments of state tax are considered credits against federal tax.

Below is a reconciliation of the book expense and tax expense of Commercebank Holding Corporation and its subsidiaries at December 31:

	2005	2004
Statutory tax rate	35%	35%
(Thousands of U.S. dollars)		
Notional tax expense based on book income computed at the tax rate in effect	20,697	14,140
Difference between notional tax expense and actual tax expense		
Allowance for losses on loan portfolio	(2,202)	876
Effect of deducting state taxes	(427)	(289)
Effect of nondeductible depreciation and amortization	377	109
Interest earned in the previous year and collected in the current year	(184)	101
Interest on nontaxable investments	(233)	(3)
Write-off of other losses/reversal of provision for other losses	128	(236)
Effect of nondeductible provisions and other expenses	(61)	207
Effect of applying tax rate to taxable income	18,095	14,905

Contingencies
In the normal course of business, certain MERCANTIL subsidiaries are defendants in various legal proceedings. Other than the tax assessments mentioned below, MERCANTIL is not aware of any other pending legal proceedings which could have a significant effect on its financial position or the results of its operations.

Various subsidiaries of MERCANTIL and their merged institutions have received additional income tax assessments from the Tax Authorities amounting to approximately Bs 23,066 million, mainly due to disallowance of certain income considered nontaxable, expenses related to tax-exempt income, expenses for unpaid or late payment of withholdings, nondeductible expenses for uncollectible accounts and rejection of tax loss carryforwards. MERCANTIL subsidiaries appealed alleging no grounds for disallowance and rejection. To date, the tax courts have not ruled on some of these assessments; those that went in favor of MERCANTIL subsidiaries were appealed by the National Treasury and rulings are pending.

Banco Mercantil and its merged institutions also received additional bank debit tax assessments amounting to Bs 23,508 million, which were appealed. In the opinion of its legal advisors, these assessments are not well grounded in law.

MERCANTIL management identified a maximum risk of Bs 22,613 million in connection with the aforementioned assessments based on inadmissibility of monetary restatement and compensatory interest; hence, a provision has been set aside to cover this amount (Note 14).

17. Employee Benefit Plans

a) Supplementary retirement pension plan and other retirement benefits

Sponsoring entities and financial aspects of the plan
MERCANTIL and certain Venezuelan subsidiaries have had a pension plan since 1974 to provide supplementary retirement pensions and other benefits to eligible employees. In this connection, MERCANTIL and these subsidiaries make contributions to Fundación BMA, which manages this plan.

At December 31, 2005, the date of the latest actuarial study, plan assets, obligations and results, as well as long-term assumptions used, are as follows:

(Millions of bolivars)	**Retirement pension**	**Post-employment benefits**
Present value of funded obligations	69,579	8,267
Fair value of plan assets (1)	(54,104)	(8,267)
Present value of unfunded obligations	15,475	-
Unrecognized actuarial losses	(15,475)	-
Unrecognized past service cost	-	-
Total liabilities	-	-

(1) These assets comprise Venezuelan Government National Public Debt Bonds, Treasury Notes, and time deposits in bolivars and U.S. dollars at fair market value.

Amounts recognized in the results are shown below:

(Millions of bolivars)	**Retirement pension benefits**	**Other retirement benefits**
Current service cost	3,274	112
Interest expense	5,636	612
Expected income from plan assets	(5,603)	(531)
Recognized net actuarial (gains) losses for the year	336	-
Past service cost	13	23
Effect of inflation on actuarial bases	2,341	1,668
Other adjustments	(1,963)	(472)
Total expenses for the year including active personnel	4,034	1,412
Income from total plan assets	6,947	1,452

	%
Long-term assumptions	
Discount rate at December 31, 2005	11.50
Long-term inflation rate	8.00
Expected yield from plan assets in bolivars	16.00
Expected yield from plan assets in U.S. dollars	6.00
Projected benefit increase	12.50
Market interest rate for loans	20.00
Annual increase in medical expenses	13.75

Plan contributions for 2006 are estimated at Bs 9,440 million, representing 10.10% of the annual basic payroll projected for that year. These contributions may be broken down into 9.8% (Bs 9,124 million) for retirement pensions and 0.3% (Bs 316 million) for other retirement benefits.

Plan terms and conditions
The plan entails supplementary retirement pension benefits as well as other retirement benefits. It is based on a minimum 10-year length-of-service period and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment preceding retirement and is payable at a maximum of 60% of this average salary.

Eligible employees
Employees eligible for this plan, in addition to those already retired at December 31, 1999, are active employees who, at that date, met age and length-of-service requirements qualifying them for any of the different retirement options, and employees who will meet these requirements in the next 10 years, as of January 1, 2000.

During the years ended December 31, 2005 and 2004, Fundación BMA paid Bs 2,740 million and Bs 2,411 million, respectively, in respect of retirement pensions.

Commercebank and its subsidiaries (Commercebank Investment Services and Commercebank Trust Co. N.A.) have a pension plan, which is regulated by the 401K tax standard of the United States of America. Employees with more than 6 months of service, over 21 years of age, may contribute a percentage of their salaries and the employer contributes a similar amount of up to 5% of their annual salary. After one year of service, employees receive another annual contribution of 5% of their salary. Employer contributions are assigned progressively to employees based on seniority, between the second and sixth year of service. During the year ended December 31, 2005, Commercebank recorded expenses of approximately Bs 2,574 million (Bs 2,107 million during the year ended December 31, 2004) as contributions to this plan.

b) Long-term stock option plan

Since 1983 MERCANTIL and certain subsidiaries have had a long-term stock option plan, approved by the Board of Directors' Compensation Committee, whereby eligible officers are awarded purchase options on MERCANTIL shares. As from 1996, this plan is being implemented in different phases with varying time periods. Contributions made by MERCANTIL and its subsidiaries for the acquisition of these shares are recorded in the results as paid. Fundación BMA manages the plan and sets up trust funds with the shares on behalf of members, once these shares have been assigned and subsequently awarded to eligible officers based on individual allotments approved in accordance with plan regulations. The Board of Directors' Compensation Committee sets the price at which members of the plan may acquire shares at the beginning of each phase of the plan, taking into account share value fluctuation on the Caracas Stock Exchange for a period prior to approval of the respective phase. Shares are assigned for up to three-year periods and allotted annually. During each administrative phase and until the shares are actually acquired by officers, cash dividends declared in respect of these shares are received by Fundación BMA and stock dividends by the participants. According to the long-term incentive nature of the plan, officers must be active employees of MERCANTIL in order to exercise their purchase options within the time periods established. If they are not, or if the allotted shares are not purchased within the established time periods, the entitlements are cancelled.

During 2005 MERCANTIL and its subsidiaries contributed Bs 3,500 million (Bs 6,500 million during the year ended December 31, 2004) to Fundación BMA to purchase shares under the aforementioned plan. The Board of Directors' Compensation Committee, at meetings on September 13 and November 22, 2004, approved Phase IV of the aforementioned plan and fixed the price of shares to be purchased by participants at Bs 2,500 for Class "A" and "B" common shares, based on prices transacted on the Caracas Stock Exchange during a period prior to approval of the respective Phase. At December 31, 2005, 144 employees are participating in this plan.

Below is a breakdown of shares included in the plan at December 31, 2005, which are deposited in the trust fund of Seguros Mercantil, C.A.:

Phase	Approval date	Number of shares		Option price (In bolivars)		End of term for option exercise
		Class "A"	Class "B"	Class "A"	Class "B"	
II	2000	1,113 (•)	932 (•)	400	380	2005
III	2001	6,312,871 (1)	5,094,045 (1)	700	600	2006, 2007 and 2008
IV	2004	2,905,924 (2)	6,474,076 (2)	2,500	2,500	2009
		4,414,576 (3)	1,956,336 (3)			
Total shares in trust fund		13,634,484 (4)	13,525,389 (4)			

(•) Unexercised purchase options pending transfer to trust fund as available shares.

(1) Shares in individual trust funds on behalf of participants.

(2) Shares to be allotted and awarded in Phase IV of the plan.

(3) Shares available.

(4) Includes stock dividends.

Below is the movement of shares awarded in Phases I, II and III:

	Shares awarded		
	Class "A"	Class "B"	Total
Shares awarded			
1997	804,237	501,786	1,306,023
1998	398,682	248,744	647,426
1999	473,705	295,572	769,277
2000	1,247,005	1,043,995	2,291,000
2001	2,380,207	1,992,367	4,372,574
Options exercised	(2,791,231)	(1,740,518)	(4,531,749)
Incentives cancelled	(356,706)	(222,540)	(579,246)
Stock dividends	6,841,770	4,351,652	11,193,422
Balance at December 31, 2001	8,997,669	6,471,058	15,468,727
Shares awarded in 2002	2,380,207	1,992,367	4,372,574
Options exercised	(756,673)	(537,132)	(1,293,805)
Stock dividends	874,433	667,684	1,542,117
Incentives cancelled	(40,716)	(34,085)	(74,801)
Balance at December 31, 2002	11,454,920	8,559,892	20,014,812
Shares awarded and related dividends	7,825,566	6,275,732	14,101,298
Options exercised	(4,701,730)	(3,175,856)	(7,877,586)
Incentives cancelled	(115,065)	(96,320)	(211,385)
Balance at December 31, 2003	14,463,691	11,563,448	26,027,139
Options exercised	(3,604,083)	(2,694,112)	(6,298,195)
Options recovered	(97,113)	(81,290)	(178,403)
Balance at December 31, 2004	10,762,495	8,788,046	19,550,541
Stock dividends	2,063,755	1,676,472	3,740,227
Options exercised	(6,512,266)	(5,369,541)	(11,881,807)
Balance at December 31, 2005	6,313,984	5,094,977	11,408,961

18. Other Income

Other income at December 31 comprises the following:

(Millions of bolivars)	2005	2004
Interest on financing of insurance policies	37,631	21,864
Release of provisions	32,225	15,295
Recovery of loans recorded as uncollectible (Note 5)	30,021	39,199
Commissions on administration of housing savings funds	25,778	26,819
Commissions on banking services	23,713	16,958
Commissions for foreign currency administration	22,630	16,138
Decrease in allowance for losses on loan portfolio (Note 5)	21,314	14,512
Gain on sale of assets available for sale (Note 8)	16,260	11,851
Commissions on drafts and transfers	16,060	12,458
Dividends received	14,630	8,347
Commissions on advisory services	12,241	6,957
Income from other accounts receivable	5,844	8,118
Commissions on administration of investment portfolio	4,120	5,836
Uncashed cashier's checks	2,229	2,630
Income from transactions with derivative instruments	(385)	5,606
Other	45,179	31,690
	309,490	244,278

19. Other Operating Expenses

Other operating expenses at December 31 comprise the following:

(Millions of bolivars)	2005	2004
Professional fees and other external services	89,106	79,519
Communications	63,820	53,225
Provisions for operating risks and other contingencies	58,396	46,815
Advertising and marketing	57,052	38,116
Provisions for assets received as payment and other assets	46,417	34,484
Taxes and contributions	43,652	34,797
Service commissions	42,689	18,072
Investment revaluation expenses	-	13,423
Office supplies	16,480	15,574
Transportation and security	12,076	10,392
Public relations and representation expenses	7,674	5,439
Donations	7,481	6,040
Insurance expenses	4,795	4,503
Robbery, assault and fraud	6,383	21,105
Other (Note 4)	32,312	29,232
	488,333	410,736

20. Shareholders' Equity

a) Capital stock and authorized capital

At December 31, 2005, the subscribed and paid-in capital of MERCANTIL amounts to Bs 113,352 million, represented by 755,683,298 shares divided into 419,252,364 Class "A" common shares and 336,430,934 Class "B" common shares with limited voting rights, with a par value of Bs 150 each. Of these shares, 2,453,486 Class "A" common shares and 35,347,182 Class "B" common shares constitute treasury stock in connection with the current repurchase program of MERCANTIL shares. Consequently, 416,798,878 Class "A" and 301,083,752 Class "B" shares are outstanding.

Authorized capital stock of MERCANTIL at December 31, 2005 is Bs 226,705 million.

In May 2000 a repurchase program of MERCANTIL shares was approved, within the limits set out by the Capital Markets Law (up to 15% of the subscribed capital and a maximum term of two years after acquisition to dispose of these shares). This Law sets out that repurchased shares have no voting rights.

The repurchase program has been implemented in 12 six-month phases. Below is a summary of the applicable conditions for repurchased and unredeemed shares at December 31, 2005:

Phases	Date of approval at Shareholders' Meeting	Maximum authorized per share purchase price Bs	Average purchase price Bs	Repurchased and unredeemed shares
Eighth	August 2003	4,100	2,428,58	20,000
Ninth	February 2004	4,500	2,606,00	921,619
Tenth	September 2004	4,700	3,500,19	34,445,222
Eleventh	March 2005	6,500	2,198,68	2,184,288
Twelfth	September 2005	6,500	2,109,07	229,539
Balance of shares repurchased and unredeemed (5% of capital stock)				37,800,668

At December 31, 2005, a total of 37,697,189 shares have been redeemed.

In October 2005 MERCANTIL agreed to redeem 2,248,728 Class "A" common shares and 35,322,401 Class "B" common shares, constituting part of the shares acquired under the repurchase program maintained as treasury stock as required by the Capital Markets Law. This decrease will result in a Bs 5,636 million reduction in MERCANTIL's paid-in capital to Bs 107,717 million. As a result, all treasury stock acquired during the eighth, ninth, tenth and eleventh phases (the last of which matured on September 29) of this repurchase program will be redeemed. Redemption will be recorded in February 2006, at which time it will become effective, as set out in the Venezuelan Code of Commerce.

b) Retained earnings and dividends

The statutes include a shareholders' rights plan, which stipulates that, under certain circumstances, shareholders holding shares for more than 180 days are entitled to subscribe shares at par value (Bs 150 per share). This measure follows the defensive corporate best practices in use by companies in developed nations to maximize the value available to shareholders in case of a non-negotiated purchase offer and thus, strengthen their negotiating position in an event of this nature.

In addition, as part of these corporate best practices, the shareholders resolved to hold elections of members of the Board of Directors in phases and establish a qualified voting system for certain matters at Shareholders' Meetings.

Below is a summary of dividends declared and paid during the years reported:

In cash

Type of dividend	Date of approval at Shareholders' Meeting	Amount per share Bs	Frequency or payment date
Ordinary	February 2003	8	February 2004
Ordinary	August 2003	8	February 2004
Ordinary	February 2004	8	May, August and November 2004
Ordinary	February 2004	8	August 2004
Ordinary	February 2004	8	November 2004
Special	February 2004	27	May 2004
Ordinary	August 2004	8	February 2005
Special	March 2005	100	April 2005
Ordinary	March 2005	10	May 2005
Ordinary	March 2005	10	August 2005
Ordinary	March 2005	10	November 2005
Ordinary	September 2005	12	February 2006

In shares

Date of approval at Shareholders' Meeting	Dividend date	Number of shares issued	Amount in millions Bs	Dividend proportion
March 2005	April 2005	205,749,408	30,862	2 for every 5 held

In accordance with the Capital Markets Law, MERCANTIL is required to pay shareholders dividends of at least 50% of the base annual income for dividend distribution, of which at least one-half must be paid in cash each year.

Below is the calculation method used to determine the basis for dividend distribution to shareholders in accordance with CNV rules:

(Millions of bolivars)	Years ended December 31,	
	2005	2004
Consolidated net income	714,949	366,207
Less		
Equity in the results of subsidiaries	714,431	406,055
Legal reserve and taxes	3,132	-
Add		
Dividends collected	251,368	218,674
Base income for dividend distribution	248,754	178,826

Retained earnings at December 31, 2005 include Bs 365,686 million available for dividend distribution; the remaining balance derives from retained earnings of subsidiaries and will be available for distribution once these subsidiaries declare and pay dividends.

A Foundation was incorporated abroad in 1986 with MERCANTIL and/or its shareholders as beneficiaries. The Foundation's Board of Directors decides, at its convenience, whether to transfer all or part of the Foundation's equity to MERCANTIL or its shareholders. At December 31, 2005, the Foundation has net equity of US$809,061 (US$780,233 at December 31, 2004), represented by securities at market value.

c) Price-stabilizing mechanism of MERCANTIL shares

MERCANTIL's Board of Directors resolved to institute a price-stabilizing mechanism for its shares. This mechanism is aimed at rendering the price-forming process of shares more efficient and giving most MERCANTIL shareholders the opportunity to participate in a market of greater liquidity and depth, able to absorb higher volumes of supply and demand for shares.

As approved by the Venezuelan Securities and Exchange Commission (CNV), Merinvest Sociedad de Corretaje de Valores will implement this mechanism through the Caracas Stock Exchange (BVC). Transactions will be conducted at market prices; up to 5% of MERCANTIL capital stock may be acquired. This mechanism will be effective until July 27, 2006. All shares acquired under this mechanism must be sold during this term. The price-stabilizing mechanism is independent from the repurchase program of MERCANTIL shares and is handled through a trust fund at Seguros Mercantil. During the year ended December 31, 2005, 199,585 shares have been purchased through this price-stabilizing mechanism.

21. Financial Assets and Liabilities in Foreign Currency

The Venezuelan government established an exchange control regime in February 2003, which is coordinated, administered and controlled by the Commission for the Administration of Foreign Currency (CADIVI).

In July 2003 Exchange Agreement No. 4 was published to regulate purchases in bolivars of securities issued by the Venezuelan government in foreign currency for which trading had been suspended until then. This regulation lays down: a) the exchange rate applicable to the purchase in bolivars of these securities on the primary market, as established in a previous regulation (Exchange Agreement No. 2), and b) that secondary trading of these securities in bolivars is not permitted until the Central Bank of Venezuela (Banco Central de Venezuela - BCV) establishes the related regulations.

On February 9, 2004, the Ministry of Finance and the BCV established official exchange rates, as from that date, of Bs 1,915.20/US$1 (purchase) and Bs 1,920/US$1 (sale) (formerly Bs 1,596/US$1 and Bs 1,600/US$1, respectively) and, on March 2, 2005, established new official exchange rates of Bs 2,144.60/US$1 (purchase) and Bs 2,150/US$1 (sale).

At the request of certain foreign shareholders, MERCANTIL is currently applying to CADIVI to obtain currency at the official exchange rate for payment of dividends in respect of ADRs in circulation. To date, foreign currency has been received in respect of dividends for 2004 and 2005. At December 31, 2005, dividends pending payment in this connection amount to Bs 2,848 million (Bs 1,298 at December 31, 2004), shown under other liabilities.

The consolidated balance sheet of MERCANTIL at December 31 includes the following balances of financial assets and liabilities in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates described in Note 2-v:

(Thousands of U.S. dollars)	**2005**	**2004**
Assets		
Cash and due from banks	67,807	49,125
Investment portfolio	2,647,307	2,373,435
Loan portfolio	2,263,621	2,025,040
Other assets	114,268	31,034
	5,093,003	4,478,634
Liabilities		
Deposits	3,627,311	3,456,326
Financial liabilities	345,470	243,646
Other liabilities	96,194	13,805
Subordinated debt	90,080	90,080
	4,159,055	3,803,857

During the year ended December 31, 2005, net exchange gains resulting from foreign currency position revaluation amounted to Bs 126,492 million (Bs 78,846 million during the year ended December 31, 2004). Furthermore, during the year ended December 31, 2005, gains from intermediation in foreign currency sales and purchases amounted to Bs 1,250 million (Bs 2,333 million during the year ended December 31, 2004).

The estimated effect of the increase of every Bs 100/US$1 in the exchange rate of Bs 2,150/US$1 at December 31, 2005 would be an increase of Bs 514,917 million in assets and Bs 91,149 million in shareholders' equity.

MERCANTIL has National Public Debt Bonds denominated in bolivars with exchange indexation clauses amounting to Bs 393,228 million (Bs 392,590 million at December 31, 2004) (Note 4).

22. Memorandum Accounts

Memorandum accounts at December 31 comprise the following:

(Millions of bolivars)	2005	2004
Contingent debtor accounts		
Guarantees granted	503,928	413,392
Lines of credit (Note 23)	1,405,429	1,276,136
Letters of credit	429,696	344,110
Investments in repurchase operations	-	405,191
Transactions with derivative instruments	404,156	274,482
Other contingencies	201,724	19,980
	2,944,933	2,733,291
Assets received in trust	5,852,655	4,560,487
Special trust services	846,206	417,839
Debtor accounts for other special trust services (Housing Mutual Fund)	799,744	639,475
Other debtor memorandum accounts		
Custody of values received	6,700,427	5,096,836
Collections	502,289	394,828
Guarantees received	10,232,918	6,314,770
Unused lines of credit	1,656,242	680,973
Securities authorized and issued	191,028	147,461
Other control accounts	6,672,240	3,137,719
	25,955,144	15,772,587
	36,398,682	24,123,679

Assets received in trust

Trust fund accounts at December 31 include the following balances, according to the combined financial statements of the trust:

(Millions of bolivars)	2005	2004
Assets		
Cash and due from banks	144,100	156,726
Investment portfolio	3,767,345	2,904,103
Loan portfolio	1,662,491	1,325,953
Interest and commissions receivable	25,771	22,872
Assets received for administration	10,740	24,317
Other assets	242,208	126,516
Total assets	5,852,655	4,560,487
Liabilities		
Other accounts payable	13,581	10,339
Other liabilities	73,495	67,644
Total liabilities	87,076	77,983
Shareholders' equity	5,765,579	4,482,504
Total liabilities and shareholders' equity	5,852,655	4,560,487

Investment securities included in trust fund accounts comprise the following:

(Millions of bolivars)	December 31, 2005 Amortized cost	December 31, 2005 Fair market value	December 31, 2004 Amortized cost	December 31, 2004 Fair market value
Debt securities issued by foreign private-sector companies, with annual interest at between 4.17% and 8%, maturing between January 2006 and February 2008, and a par value of US$8,036,000 (with annual interest at between 0.08% and 12.63%, maturing between January 2005 and September 2027, and a par value of US$17,348,000 at December 31, 2004)	17,247	17,182 (1)	34,248	34,077 (1)
National Public Debt Bonds of the Bolivarian Republic of Venezuela, with annual interest at between 5.19% and 12.72%, maturing between January 2006 and January 2034, and a par value of Bs 1,961,670 million and US$32,404,000 (with annual interest at between 2.15% and 15.61%, maturing between February 2005 and January 2034, and a par value of Bs 1,414,753 million and US$12,773,000 at December 31, 2004)	2,062,189	2,112,879 (1)	1,416,275	1,420,091 (1)
Treasury notes issued by the Bolivarian Republic of Venezuela, with annual interest at between 7% and 8%, maturing between January and March 2006, and a par value of Bs 92,002 million (with annual interest at between 8% and 12%, maturing between January and November 2005, and a par value of Bs 128,585 million at December 31, 2004)	91,441	91,427 (1)	124,574	124,704 (1)
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), 11,219,615 common shares, with a par value of Bs 36.90 each (10,858,445 common shares, with a par value of Bs 37.78 each at December 31, 2004)	8,011	57,781 (3)	3,148	3,148 (3)
Cartón de Venezuela, C.A., 32,684,075,024 common shares, with a par value of Bs 1.76 each	-	-	57,524	57,524 (4)
Time deposits, with annual interest at between 2.27% and 4.58%, a par value of US$37,632,372, maturing between January and June 2006 (with annual interest at between 0.35% and 3.64%, maturing between January 2005 and August 2006, and a par value of US$39,319,000 at December 31, 2004)	80,706	80,706 (2)	75,305	75,305 (2)
Time deposits, with annual interest at between 10% and 11.50%, maturing between January and April 2006 (with annual interest at between 1% and 18%, maturing between January and June 2005 at December 31, 2004)	35,645	35,645 (2)	66,601	66,601 (2)
Shares issued by foreign private-sector companies	715,018	715,018	441,060	441,060
Investments in mutual funds	520,577	532,697 (5)	413,969	413,969 (5)
Other	236,511	242,298	271,399	271,367
	3,767,345	3,885,633	2,904,103	2,907,846

(1) Based on present value of estimated future cash flows.

(2) Shown at par value, which is considered fair value.

(3) Market value based on prices listed on the stock exchange.

(4) Shown at cost.

(5) Market value based on confirmation from custodian.

Based on internal procedures of Banco Central de Venezuela (BCV) and since the trust fund has no legal identity, Banco Mercantil purchases securities from Banco Central de Venezuela (BCV) in primary auctions for the trust fund and other customers. Banco Mercantil does not make any charges to the trust fund in this connection.

The loan portfolio at December 31 comprises the following:

(Millions of bolivars)	2005	2004
Loans receivable	62,860	29,048
Mortgage loans	53,638	51,154
Student loans	170,313	150,255
Other	1,375,680	1,095,496
	1,662,491	1,325,953

Debtor accounts from other special trust services (Housing Mutual Fund)

The Venezuelan Housing Policy Law stipulates that contributions made to the fund by employees and employers, deposited in financial or savings institutions legally authorized to grant mortgages, be used to build, remodel or purchase homes.

Securities under spot agreements

MERCANTIL purchases and sells securities under spot agreements at an established price. At December 31, 2005, net gains from adjustment to market value of Bs 93 million (Bs 76 million at December 31, 2004) are recorded in other assets and shareholders' equity. Spot transactions were settled within seven business days of the date of origin. Securities under spot agreements at December 31 comprise the following:

(Millions of bolivars)	2005	2004
Securities		
Purchase rights	160,947	29,101
Sale rights	16,423	1,052
	177,370	30,153

Derivative financial instruments

MERCANTIL enters into non-hedging futures contracts for the purchase and sale of securities at a fixed price. Net losses resulting from these contracts for the year ended December 31, 2005 amounted to Bs 232 million (net gains of Bs 5,606 million during the year ended December 31, 2004), shown in the consolidated statement of income.

MERCANTIL also enters into non-hedging futures contracts to purchase currency at a fixed price.

The status of open transactions with negotiable instruments is as follows:

	December 31, 2005		December 31, 2004	
Futures contracts	**Millions of bolivars**	**Maturity**	**Millions of bolivars**	**Maturity**
Exchange rates (foreign currency)				
Purchases	3,114	January and June 2006	55,956	July and December 2005
Securities				
Purchases	83,775	January and March 2006	85,262	August and September 2005
Sales	53,309	January 2006	4,718	August 2005
	140,198		145,936	

The risk to which MERCANTIL is exposed relates to noncompliance by other parties with the terms laid down in the contracts, as well as variations in the price of securities and interest rates. MERCANTIL has a control environment that includes policies and procedures for rating exchange and interest rate risks and monitoring derivative financial instruments, as well as assessing credit risks related to other parties.

Commercebank derivative financial instruments
Commercebank uses derivative financial instruments (caps and swaps) to better manage interest rate risks. Although these derivative transactions or contracts are aimed at mitigating risks, in certain cases, they are not always accounted for with this purpose in mind. Consequently, changes in fair value of these contracts are computed and included in the consolidated statement of income.

In 1998 Commercebank, N.A. entered into a CAP contract for a nominal amount of US$18 million. This contract is for 10 years and requires the counterparty to pay Commercebank interest on the basis of the nominal amount of the contract and the difference between the London Interbank Offering Rate (LIBOR) for one month and 6.50% when LIBOR exceeds 6.5% in exchange for a single payment from the bank. At December 31, 2005, the current amount of the contract was US$9 million (US$10 million at December 31, 2004). Commercebank has recorded assets of US$3,000 (US$22,000 at December 31, 2004), representing the fair value of the contract and recorded unrealized losses in the consolidated statement of shareholders' equity of US$19,000 (US$100,000 for the year ended December 31, 2004) in respect of changes in the fair value of the contract.

During 2004 and 2003, Commercebank entered into certain interest rate swap agreements. In 2005 Commercebank sold these agreements and recorded net gains in the consolidated statement of income.

23. Credit-related Commitments

MERCANTIL has significant outstanding commitments related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk resulting from interest rate variations. Since many of its credit limits may expire without being used, aggregate liabilities do not necessarily represent future cash requirements. Commitments to extend credit, letters of credit and guarantees granted by MERCANTIL are recorded under Memorandum accounts.

Guarantees granted
After conducting a credit risk analysis, MERCANTIL provides guarantees to certain customers within their line of credit. These guarantees are issued to a beneficiary and may be executed if the customer

fails to comply with the terms of the agreement. These guarantees earn annual commissions between 0.3% and 3% of their value. Commissions are recorded monthly while the guarantees remain in force.

Letters of credit
Letters of credit usually mature within 90 days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from a seller to a buyer. MERCANTIL charges a fee of between 0.1% and 3% of the amount of the letter of credit at December 31, 2005 and 2004 and records the latter under assets once it is used by the customer. Unused letters of credit and other similar liabilities are included under Memorandum accounts.

Lines of credit
MERCANTIL grants lines of credit to clients subject to prior credit risk assessment and obtention of any guarantees required by MERCANTIL. These agreements are for a specific period, provided that clients do not default on the terms set forth therein. However, MERCANTIL may exercise its option to cancel a credit commitment with a particular client at any time.

MERCANTIL issues renewable credit cards with limits for up to three years. However, it may exercise its option to cancel a credit commitment with a particular client at any time. Nominal credit card interest rates are variable for transactions in Venezuela and fixed for transactions in the United States of America.

MERCANTIL's exposure to credit loss in the event of noncompliance by clients with terms for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. Credit policies applied by MERCANTIL for these commitments are the same as those for granting loans.

MERCANTIL assesses individual customer eligibility before granting credit. The amount of collateral provided, if required by MERCANTIL, is based on customer credit assessment. The type of collateral varies, but may include accounts receivable, inventories, property and equipment, and investment securities.

24. Maturity of Financial Assets and Liabilities

Financial assets and liabilities at December 31, 2005 are classified as follows according to their maturity:

(Millions of bolivars)	30 days	60 days	90 days	180 days	360 days	Over 360 days	Total
Assets							
Cash and due from banks	1,930,426	-	-	-	-	-	1,930,426
Investment portfolio	1,677,407	2,332,436	204,891	369,328	489,900	4,918,390	9,992,352
Loan portfolio	2,464,151	1,491,275	1,194,750	1,127,118	1,149,462	4,097,345	11,524,101
Interest and commissions receivable	157,475	-	-	-	-	-	157,475
Total financial assets	6,229,459	3,823,711	1,399,641	1,496,446	1,639,362	9,015,735	23,604,354
Liabilities							
Deposits	16,811,741	1,229,063	540,943	364,978	369,156	166,405	19,482,286
Debt authorized by the Venezuelan Securities and Exchange Commission	19,668	-	9,910	28,803	29,792	82,410	170,583
Financial liabilities	101,200	31,965	75,062	3,335	127,364	634,672	973,598
Subordinated debt	-	-	-	-	-	193,186	193,186
Interest and commissions payable	40,078	-	-	-	-	-	40,078
Total financial liabilities	16,972,687	1,261,028	625,915	397,116	526,312	1,076,673	20,859,731

25. Fair Value of Financial Instruments

Below are book and fair values of financial instruments maintained by MERCANTIL:

(Millions of bolivars)	December 31, 2005 Book value	December 31, 2005 Fair value	December 31, 2004 Book value	December 31, 2004 Fair value
Assets				
Cash and due from banks	1,930,426	1,930,426	1,302,784	1,302,784
Investment portfolio	9,992,352	10,020,005	7,765,630	7,795,891
Loan portfolio, net of provision	11,294,697	11,294,697	7,312,323	7,312,323
Interest and commissions receivable, net of provision	157,475	157,475	125,821	125,821
	23,374,950	23,402,603	16,506,558	16,536,819
Liabilities				
Deposits	19,482,286	19,482,286	13,816,310	13,816,310
Debt authorized by the Venezuelan Securities and Exchange Commission	170,583	170,583	102,131	102,131
Financial liabilities	973,598	973,598	633,213	633,213
Subordinated debt	193,186	193,186	172,521	172,521
Interest and commissions payable	40,078	40,078	20,613	20,613
	20,859,731	20,859,731	14,744,788	14,744,788
Memorandum accounts				
Contingent debtor accounts	36,398,682	36,398,682	24,123,679	24,123,679

The fair value of a financial instrument is defined as the amount for which an instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. Fair values for financial instruments with no available quoted market prices have been estimated using the present value of future cash flows of these financial instruments or other valuation techniques and assumptions. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows, and the expectation of payments in advance. In addition, fair values presented do not purport to reflect the value of other income-generating activities or future business activities; that is, they do not represent the value of MERCANTIL as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments

Short-term financial instruments, both assets and liabilities, are shown in the balance sheet at book value, which does not significantly differ from fair market value given their short-term maturity. These instruments include cash equivalents, interest-bearing deposits with other banks and commissions and interest receivable and payable, short-term interest-bearing deposits and short-term financial liabilities.

Investment portfolio

The fair value of these financial instruments was determined using either quoted market prices, reference prices determined from trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows from these securities. Investments in affiliates are shown at equity value.

Loan portfolio
Most of the loan portfolio earns interest at variable rates that are revised frequently, generally between 30 and 90 days for most of the short-term portfolio. Allowances are made for loans with some risk of recovery. Therefore, in management's opinion, the net book value of this loan portfolio approximates its fair value.

Deposits
The fair value of customer deposits with no fixed maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits, have also been valued at their carrying amounts due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair values disclosed.

Financial liabilities
Short-term financial liabilities are shown at book value since they relate to funds obtained from other banks to increase liquidity; they are unsecured, generally mature between 90 and 180 days and bear interest at variable rates. Long-term financial liabilities are also shown at book value since most of them bear interest at variable rates.

Risk-based financial instruments recorded in memorandum accounts
The fair value of derivatives was calculated using their specific market prices, based on trading operations on the secondary market.

26. Geographic Segment Information

MERCANTIL operates primarily in the financial sector and its operations are distributed geographically as follows:

(Millions of bolivars)	Years ended December 31, 2005	2004
Gross financial margin		
Venezuela	743,361	644,417
United States of America	275,680	190,650
Other	15,785	10,585
Total	1,034,826	845,652
Net financial margin, commissions and other income		
Venezuela	1,539,111	1,037,843
United States of America	317,727	222,417
Other	49,890	33,588
Total	1,906,728	1,293,848
Income before taxes and minority interests		
Venezuela	646,318	327,261
United States of America	129,234	77,577
Other	23,345	11,828
Total	798,897	416,666

	December 31, 2005 Millions of bolivars	%	December 31, 2004 Millions of bolivars	%
Assets				
Venezuela	14,094,708	58	9,114,264	54
United States of America	9,228,245	38	7,264,735	42
Other	942,759	4	727,007	4
Total	24,265,712	100	17,106,006	100
Liabilities				
Venezuela	13,157,779	60	8,122,519	53
United States of America	8,248,370	37	6,604,199	43
Other	701,514	3	687,909	4
Total	22,107,663	100	15,414,627	100

27. Financial Information by Subsidiary

Below is a summary of the financial information by subsidiary at December 31, 2005. This information includes the effect of elimination adjustments normally made during consolidation:

(Billions of bolivars)	Banco Mercantil	Commercebank Holding Corporation	Holding Mercantil Internacional (1)	Seguros Mercantil	Merinvest	Mercantil Inversiones y Valores and others	Consolidated total
Total assets	13,691	9,044	773	522	48	188	24,266
Investment portfolio	4,602	4,391	447	364	44	144	9,992
Loan portfolio, net	6,763	4,232	300	-	-	-	11,295
Deposits	11,811	7,056	615	-	-	-	19,482
Gross income before taxes	500	124	15	52	23	85	799
Net income for the year	448	79	15	49	21	103	715
Number of employees	6,677	699	43	1,062	37	94	8,612

(1) Holding company of Banco Mercantil Venezolano, N.V. and its subsidiary Banco del Centro, S.A. and Banco Mercantil (Schweiz) AG and its subsidiary BMC Bank & Trust Limited.

28. Regulatory Capital Requirements

MERCANTIL banking subsidiaries are subject to regulatory capital requirements imposed by banking regulators in the countries in which they operate. Under these requirements, banking subsidiaries must meet specific capital adequacy guidelines, which include quantitative measures of assets, liabilities, and certain contingent assets as calculated under regulatory accounting practices. These regulatory practices vary among the countries in which the banking subsidiaries operate, but are generally consistent with the framework of the Basel Accord. Banking subsidiaries are also subject to qualitative judgments of their assets, such as risk weighting per component and other factors.

The CNV requires certain minimum equity ratios applicable to MERCANTIL. Ratios at December 31, 2005 are as follows:

	Ratio %
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	17.01
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	14.37

Ratios at December 31, 2005 calculated in accordance with the Basel Accord are as follows:

	Ratio %
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	17.16
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	14.36
Tier 1 equity to weighted assets (3% minimum requirement)	9.90

29. Fundación Mercantil

MERCANTIL and some of its subsidiaries sponsor the "Fundación Mercantil" (formerly Fundación Banco Mercantil) founded in December 1988 to promote educational, cultural, artistic, social, religious and scientific programs, either directly or through donations and contributions to third parties. Contributions during the year ended December 31, 2005 amounted to Bs 7,131 million (Bs 4,522 million during the year ended December 31, 2004).

30. Money Laundering Prevention

Given the importance of money laundering prevention and the nature of the transactions of some subsidiaries, MERCANTIL relies on adequate control and supervision mechanisms to detect operations presumed to involve money laundering which have been specifically developed for Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest.

In compliance with Venezuelan regulations on this matter, the main subsidiaries of MERCANTIL have set aside an allowance amounting to 1% of their net biannual income to prepare employee-oriented programs for the prevention of drug use and traffic (Note 14).

31. Financial Statements of Mercantil Servicios Financieros, C.A. (Holding)

The financial statements of Mercantil Servicios Financieros, C.A. under the equity method at December 31 are shown below:

(Millions of bolivars)	2005	2004
Assets		
Cash and due from banks	280	163
Investment portfolio		
Banco Mercantil, C.A. (Banco Universal)	1,192,124	1,074,665
Commercebank Holding Corporation	521,604	362,767
Inversiones y Valores Mercantil VI	131,742	113,684
Holding Mercantil Internacional	94,197	76,407
Mercantil Inversiones y Valores, C.A.	49,869	108,594
Merinvest, C.A.	42,110	55,265
Mercantil Promotora de Valores 2005 I, C.A.	115,570	-
Other	356,118	155,059
Other assets	17,136	(18,496)
Total assets	2,520,750	1,928,108
Liabilities		
Debenture bonds and commercial paper	175,748	105,577
Other liabilities	186,953	131,152
Total liabilities	362,701	236,729
Shareholders' equity	2,158,049	1,691,379
Total liabilities and shareholders' equity	2,520,750	1,928,108
Income		
Interest income	8,853	3,317
Equity in subsidiaries, affiliates and others	774,514	398,043
Expense		
Operating	31,607	16,504
Interest	36,811	18,649
Net income	714,949	366,207

32. Supplementary Information - Consolidated Financial Statements Presented in Accordance with Accounting Principles Generally Accepted in Venezuela

CNV rules stipulate that inflation-adjusted financial statements must be presented as supplementary information.

For purposes of additional analysis, MERCANTIL has prepared supplementary financial statements in conformity with accounting principles generally accepted in Venezuela, incorporating in these supplementary financial statements the effect of differences with CNV accounting rules (Note 2).

Below are the consolidated balance sheet, the consolidated statement of income, and the consolidated statement of shareholders' equity, presented in accordance with accounting principles generally accepted in Venezuela.

Supplementary Consolidated Balance Sheet
December 31, 2005 and 2004

(Millions of constant bolivars at December 31, 2005)	2005	2004
Assets		
Cash and due from banks		
Cash	279,218	215,765
Banco Central de Venezuela	1,245,753	1,074,333
Venezuelan banks and other financial institutions	2,654	262
Foreign banks and other financial institutions	99,092	60,034
Pending cash items	303,895	139,367
Provision for cash and due from banks	(186)	(3)
	1,930,426	1,489,758
Investment portfolio		
Investments in trading securities	107,577	12,471
Investments in securities available for sale	5,769,223	4,440,617
Investments in securities held to maturity	803,928	924,014
Share trading portfolio	86,656	356,573
Investments in time deposits and placements	3,096,957	2,712,913
Restricted investments and repurchase agreements	365,965	648,999
	10,230,306	9,095,587
Loan portfolio		
Current	11,457,264	8,444,525
Rescheduled	30,583	66,295
Overdue	31,723	60,177
In litigation	4,531	12,186
	11,524,101	8,583,183
Allowance for losses on loan portfolio	(229,404)	(221,451)
	11,294,697	8,361,732
Interest and commissions receivable	157,475	143,882
Long-term investments	31,444	27,140
Assets available for sale	7,094	19,264
Property and equipment	519,126	516,227
Other assets	803,245	580,489
Total assets	24,973,813	20,234,079

Supplementary Consolidated Balance Sheet
December 31, 2005 and 2004

(Millions of constant bolivars at December 31, 2005)	2005	2004 (•)
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest-bearing checking accounts	3,327,531	2,659,065
Interest-bearing checking accounts	4,670,541	4,287,204
Savings deposits	5,318,013	4,425,872
Time deposits	6,166,201	4,490,451
	19,482,286	15,862,592
Debt authorized by the Venezuelan Securities and Exchange Commission		
Publicly traded debt securities issued by MERCANTIL	170,583	116,788
Financial liabilities		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	176,653	139,482
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	45,000	36,732
Liabilities with foreign banks and savings and loan institutions, up to one year	83,654	68,384
Liabilities with foreign banks and savings and loan institutions, more than one year	189,173	338,271
Liabilities under repurchase agreements	261,955	45,161
Other liabilities, up to one year	187,034	155,820
Other liabilities, more than one year	138,858	39,024
	1,082,327	822,874
Interest and commissions payable	40,078	23,574
Other liabilities	1,400,028	809,333
Subordinated debt	193,186	197,280
Total liabilities	22,368,488	17,832,441
Minority interests in consolidated subsidiaries	3,420	4,740
Shareholders' Equity		
Nominal capital stock	113,352	82,490
Capital inflation adjustment	677,887	675,197
Share premium	147,678	147,678
Capital reserves	473,021	473,021
Translation adjustment of net assets of subsidiaries abroad	(51,456)	57,101
Retained earnings	1,374,782	888,572
Repurchased shares held by subsidiaries	(168,550)	(159,928)
Unrealized gain from adjustment to market value of investments	35,191	232,767
Total shareholders' equity	2,601,905	2,396,898
Total liabilities and shareholders' equity	24,973,813	20,234,079

(•) Restructured for comparative purposes

Supplementary Consolidated Statement of Income
Years ended December 31, 2005 and 2004

(Millions of constant bolivars at December 31, 2005)	2005	2004 (•)
Interest income		
Income from cash and due from banks	9,028	4,889
Income from investment portfolio	650,400	620,632
Income from loan portfolio	1,091,652	788,152
Total interest income	1,751,080	1,413,673
Interest expense		
Interest on demand and savings deposits	237,842	159,895
Interest on time deposits	341,957	164,365
Interest on securities issued by MERCANTIL	18,226	19,423
Interest on financial liabilities	68,803	42,869
Total interest expense	666,828	386,552
Gross financial margin	1,084,252	1,027,121
Allowance for losses on loan portfolio	(68,827)	(66,097)
Net financial margin	1,015,425	961,024
Commissions and other income		
Trust fund operations	35,517	28,524
Foreign currency transactions	1,280	1,118
Commissions on customer account transactions	104,319	88,157
Commissions on letters of credit and guarantees granted	22,105	18,372
Equity in long-term investments	18,707	18,981
Exchange gain	116,841	105,920
Gain on sale of investment securities	374,070	87,592
Other income	326,753	281,490
Total commissions and other income	999,592	630,154
Insurance premiums, net of claims		
Premiums	469,157	353,362
Claims	(362,610)	(274,823)
Total insurance premiums, net of claims	106,547	78,539
Operating expenses		
Salaries and employee benefits	544,629	446,058
Depreciation, property and equipment expenses, amortization of intangibles and other	205,975	200,587
Fees paid to regulatory agencies	56,646	40,522
Other operating expenses	530,167	543,359
Total operating expenses	1,337,417	1,230,526
Result from exposure to inflation	(81,044)	(92,761)
Operating income before taxes and minority interests	703,103	346,430
Taxes		
Current	(84,304)	(84,217)
Deferred	(14,769)	(2,486)
Total taxes	(99,073)	(86,703)
Net income before tax loss carryforwards, business assets tax credits and minority interests	604,030	259,727
Benefit from utilization of tax loss carryforwards and business assets tax credits	-	21,231
Minority interests	(915)	(857)
Net income	603,115	280,101

(•) Restructured for comparative purposes

Supplementary Consolidated Statement of Shareholders' Equity
Years ended December 31, 2005 and 2004

(Millions of constant bolivars at December 31, 2005)	Capital stock		Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Repurchased shares held by subsidiaries	Unrealized gain from adjustment to market value of investments	Total shareholders' equity
	Nominal	Inflation adjustment							
Balances previously reported at December 31, 2003	82,928	675,298	147,678	470,384	39,006	656,163	(41,933)	91,455	2,120,979
Restructuring due to effect of deferred income tax	-	-	-	-	-	15,040	-	-	15,040
Balances after restructuring at December 31, 2003	82,928	675,298	147,678	470,384	39,006	671,203	(41,933)	91,455	2,136,019
Net income for the year	-	-	-	-	-	280,101	-	-	280,101
Repurchased shares	-	-	-	-	-	-	(138,453)	-	(138,453)
Appropriation to legal reserve	-	-	-	2,637	-	(2,637)	-	-	-
Cash dividends	-	-	-	-	-	(40,176)	-	-	(40,176)
Redemption of repurchased shares	(438)	(101)	-	-	-	(19,919)	20,458	-	-
Unrealized gain on investments	-	-	-	-	-	-	-	141,312	141,312
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	18,095	-	-	-	18,095
Balances at December 31, 2004	82,490	675,197	147,678	473,021	57,101	888,572	(159,928)	232,767	2,396,898
Net income for the year	-	-	-	-	-	603,115	-	-	603,115
Repurchased shares	-	-	-	-	-	-	(8,622)	-	(8,622)
Stock dividends	30,862	2,690	-	-	-	(33,552)	-	-	-
Cash dividends	-	-	-	-	-	(83,353)	-	-	(83,353)
Redemption of repurchased shares	-	-	-	-	-	-	-	-	-
Unrealized gain on investments	-	-	-	-	-	-	-	(197,576)	(197,576)
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	(108,557)	-	-	-	(108,557)
Balances at December 31, 2005	113,352	677,887	147,678	473,021	(51,456)	1,374,782	(168,550)	35,191	2,601,905

Below is a summary of the main bases used in the preparation of the consolidated inflation-adjusted financial statements:

Supplementary inflation-adjusted financial information has been prepared based on Revised Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of financial statements adjusted for the effects of inflation." The purpose of this restatement using the General Price Level (GPL) method is to present financial statements in currency of uniform purchasing power, according to the Consumer Price Index (CPI) for the Metropolitan Area of Caracas published by BCV. Consequently, the supplementary financial statements do not purport to reflect market or realizable values of nonmonetary assets, which will normally differ from amounts adjusted on the basis of the CPI.

Inflation indices and rates

CPI indices and inflation rates for the years ended December 31, 2005 and 2004, according to information published by BCV, are as follows:

Years ended	CPI base for 1997=100	Inflation rate %
December 2005	525.65	14.36
December 2004	459.65	19.19

Monetary assets and liabilities and result from monetary position

Monetary assets and liabilities at December 31, 2005, including amounts in foreign currency are, by their nature, shown in terms of purchasing power at that date. For comparative purposes, monetary assets and liabilities at December 31, 2004 have been adjusted for the effects of inflation and are expressed in terms of purchasing power at December 31, 2005.

The result from monetary position reflects the loss or gain obtained from maintaining a net monetary asset or liability position during an inflationary period and is shown in the consolidated analysis of the monetary result for the year provided below:

(Millions of constant bolivars at December 31, 2005)	**2005**	**2004**
Net monetary asset (liability) position at the beginning of the year	1,136,376	959,099
Transactions that increased net monetary position		
Net unrealized gain	-	141,312
Translation adjustment of subsidiaries abroad	-	18,095
Net change in subsidiaries and affiliates	11,855	-
Net change in securities	265,545	-
Net change in other assets	-	4,614
Net change in assets available for sale	1,641	-
Net change in other liabilities	-	9,130
Income	2,857,220	2,122,366
Subtotal	3,136,261	2,295,517
Transactions that decreased net monetary position		
Repurchased shares	(8,622)	(138,453)
Translation adjustment of subsidiaries abroad	(108,557)	-
Net unrealized loss	(197,576)	-
Deferred income tax	(14,769)	-
Cash dividends	(83,353)	(40,176)
Net change in property and equipment	(61,847)	(29,367)
Net change in subsidiaries and affiliates	-	(33,558)
Net change in securities	-	(157,564)
Net change in assets available for sale	-	(6,793)
Net change in other assets	(65,919)	-
Net change in other liabilities	(2,606)	-
Expenses	(2,029,906)	(1,619,568)
Subtotal	(2,573,155)	(2,025,479)
Estimated net monetary asset (liability) position	1,699,482	1,229,137
Historic net monetary asset (liability) position	1,618,438	(1,136,376)
Loss from net monetary position	81,044	92,761

Nonmonetary assets

Property and equipment is recorded in constant currency at December 31, 2005, according to the CPI at their dates of origin, at amounts which do not exceed their recoverable value based on valuations made by independent appraisers in December 2005.

Shares held in unconsolidated subsidiaries and affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those companies.

Other investment securities are recorded based on their intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, share trading portfolio, investment deposits and time deposits and restricted investments.

Deferred income tax

In 2005 MERCANTIL and its subsidiaries adopted Statement of Accounting Principles No. 3 (DPC 3) "Accounting for Income Tax" (DPC 3) (revised in August 2003) to recognize, present and disclose in the supplementary consolidated financial statements the effects of deferred income tax derived from

MERCANTIL's activities during current and future periods for fiscal years beginning December 31, 2004. Revised DPC 3 requires computation of deferred income tax based on the balance sheet method; namely, on temporary differences between the tax base of assets and liabilities and their amounts in the inflation-adjusted balance sheet. It also requires restructuring of prior years' financial statements (before the effective date of DPC 3) for comparative purposes.

MERCANTIL and its subsidiaries record a deferred income tax asset when management can reasonably expect future tax results to allow its realization.

Shareholders' equity
All equity accounts are shown in constant currency at December 31, 2005. Dividends are stated in constant currency based on the date they were declared.

Statement of income
Operating income and expenses have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate. The adjustment for expenses associated with nonmonetary items, mainly depreciation of property and equipment, of Bs 53,003 million for the year ended December 31, 2005 was charged to income (Bs 53,105 million for the year ended at December 31, 2004).

Gains or losses on the sale of shares, investments in personal and real property and other nonmonetary items are determined based on the sales price and restated book value.

A breakdown of the items with significant differences in respect of the primary financial statements, as detailed in Notes 3 to 29, is shown below:

a) Property and equipment

(Millions of constant bolivars at December 31, 2005)	December 31, 2005			December 31, 2004		
	Cost	**Accumulated depreciation**	**Book value**	**Cost**	**Accumulated depreciation**	**Book value**
Buildings and installations	565,693	(245,809)	319,884	576,147	(250,550)	325,597
Office furniture and equipment	399,891	(323,167)	76,724	362,297	(284,439)	77,858
Land	62,345	-	62,345	64,278	-	64,278
Other assets	62,227	(2,054)	60,173	50,652	(2,158)	48,494
	1,090,156	(571,030)	519,126	1,053,374	(537,147)	516,227

At December 31, 2005, property and equipment, including buildings, installations and land amounting to Bs 382,229 million, has an estimated market value of Bs 738,720 million, calculated by independent appraisers in December 2005.

b) Other assets

(Millions of constant bolivars at December 31, 2005)	**December 31, 2005**	**December 31, 2004**
Goodwill, net of accumulated amortization		
Interbank, C.A. (Banco Universal)	258,691	275,936
Seguros Orinoco, C.A.	34,249	37,136
Seguros Mercantil, C.A.	9,563	10,222
	302,503	323,294
Dividends and accounts receivable	209,208	22,779
Insurance premiums receivable	71,027	50,580
Deferred expenses, net of accumulated amortization	53,881	46,176
Deferred income tax	46,139	49,775
Other	30,190	14,457
Prepaid taxes	25,162	9,948
Other prepaid expenses	21,470	18,250
Pending items	18,821	5,200
Systems development, net of accumulated amortization	13,486	26,402
Prepaid advertising	6,574	3,721
Stationery and office supplies	4,357	3,079
Accounts receivable from other credit card issuing institutions	2,400	5,026
Advances for acquisition of property	2,384	4,987
Other items to be adjusted from transactions with derivative instruments	1,444	1,202
	809,046	584,876
Allowance for estimated losses on other assets	(5,801)	(4,387)
	803,245	580,489

The balance of transactions with derivative financial instruments is mainly in respect of securities of the subsidiaries Banco Mercantil, Banco Mercantil Schweiz AG and Merinvest, C.A. and its subsidiaries which, according to the rules of the Venezuelan Securities and Exchange Commission, are included under Memorandum accounts, whereas under generally accepted accounting principles they should be included in the balance sheet.

MERCANTIL

SERVICIOS FINANCIEROS

Avenida Andrés Bello No 1 Edifcio Mercantil
Caracas 1050, Venezuela. Phone: (58-212) 503.1111

